As filed with the Securities and Exchange Commission on May 6, 2010

Registration No. 333-165880

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Beceem Communications Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	20-0348865
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3960 Freedom Circle, Floor 1

Santa Clara, CA 95054

(408) 387-5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Surendra Babu Mandava

President and Chief Executive Officer

Beceem Communications Inc.

3960 Freedom Circle, Floor 1

Santa Clara, CA 95054

(408) 387-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen, Esq. Erik S. Edwards, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000	Jorge del Calvo, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 233-4500

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the selling stockholders are soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Prospectus

SUBJECT TO COMPLETION, DATED MAY 6, 2010

             Shares

.

Beceem Communications Inc.

Common Stock

This is the initial public offering of common stock by Beceem Communications Inc. We are offering              shares of common stock. The selling stockholders identified in this prospectus are offering an additional              shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. The estimated initial public offering price is between $             and $             per share.

We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “BECM.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 8 of this prospectus.

	Per Share	Total
Initial public offering price
Underwriting discounts
Proceeds to us (before expenses)
Proceeds to selling stockholders (before expenses)

We have granted the underwriters a 30-day option to purchase up to an additional              shares from Beceem on the same terms and conditions set forth above if the underwriters sell more than              shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2010.

J.P. Morgan	Barclays Capital

Thomas Weisel Partners LLC	Needham & Company, LLC

Prospectus dated                     , 2010

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not, authorized anyone to provide you with additional or different information. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2010, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about, and to observe any restrictions as to, this offering and the distribution of this prospectus applicable to that jurisdiction.

In this prospectus, we refer to third-party information and statistics regarding the industries and the markets in which we compete.

The Gartner report referenced herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. The Gartner report speaks as of its September 17, 2009 publication date and not as of the date of this prospectus and the opinions expressed in the Gartner report are subject to change without notice.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

Overview

We are a leading designer, developer and supplier of high-performance, highly-integrated and cost-effective 4G wireless telecommunications semiconductor solutions for mobile broadband communications devices. We leverage our advanced wireless technology and system-level design expertise to enable original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, to provide highly differentiated 4G wireless solutions for mobile and fixed applications. Our semiconductor solutions incorporate proprietary signal processing techniques, algorithms and software to deliver industry-leading performance as measured by network throughput, signal reach and power consumption. Since the first commercial shipments of our semiconductor solutions in 2005, we have shipped over 4 million 4G-WiMAX, or 4G worldwide interoperability for microwave access, semiconductor solutions, and we believe that we are the leading supplier of 4G semiconductor solutions globally based on volume shipped to date. We are leveraging our experience with 4G-WiMAX by currently developing 4G-LTE, or long term evolution, semiconductor solutions, as we believe that market will provide additional growth opportunities. In 2009, we shipped more than 2.5 million 4G-WiMAX semiconductor solutions, which solutions include our baseband chipset, and represented approximately 65% of the total 4G-WiMAX baseband chipset shipments in 2009, according to Techno Systems Research, or TSR, a Japanese market research firm.

We are a fabless semiconductor company that offers baseband and radio frequency, or RF, integrated circuits, complete reference designs and software solutions to enable our customers to quickly and easily integrate our 4G solutions into a wide variety of end user devices, including universal serial bus, or USB, dongles for mobile computers, modems, gateways, mobile routers, smartphones and other wireless mobile devices. Our semiconductor solutions are also used in a variety of industrial devices for machine-to-machine communication, smart grid meters and video surveillance devices.

Currently, our products are utilized in 4G-WiMAX networks globally, including those in Brazil, India, Japan, Korea, Malaysia, Mexico, Russia and the United States. According to the WiMAX Forum, as of March 2010, more than 550 4G-WiMAX networks had been deployed globally. In addition to the 4G-WiMAX networks deployed today, we expect 4G-LTE networks to be deployed globally as existing 3G networks are upgraded. Our recently announced BCS500 4G multi-protocol semiconductor solution will be designed to support both 4G-WiMAX and 4G-LTE and to enable seamless global roaming across different 4G networks. We believe that our ability to support both 4G-WiMAX and 4G-LTE in the same product will be a key differentiator for us as 4G-LTE networks develop and become more prevalent.

We collaborate on product development with leading operators such as Clearwire Corporation, Sprint Nextel Corporation and UQ Communications Inc., telecom equipment manufacturers, or TEMs, such as Alvarion Ltd. and Motorola, Inc., and OEM and ODM customers such as Accton Wireless Broadband Corp., C-motech Co. Ltd., Gemtek Technology Co., Ltd., Motorola, NEC Access Technica, Ltd., or NEC AT, Novatel Wireless, Inc., Quanta Computer Incorporated, Sierra Wireless, Inc., Ubee Interactive Inc. and ZTE Corporation. We received 63% of our revenue in 2009 from our top two customers. Our total revenue increased from $13.9 million in 2007 to $43.7 million in 2009, and we became profitable in the fourth quarter of 2009, with total revenue of $20.9 million. During the same periods, our annual net loss decreased from $37.5 million in 2007 to $16.9 million in 2009.

Industry Background

Two key trends are expected to drive growth in the global communications industry: the emergence of the mobile Internet which allows businesses and consumers high-speed wireless access to rich media content available on the Internet and the continued penetration of broadband access to the Internet in areas around the world where the existing infrastructure has not been able to provide cost-effective access.

The proliferation of rich media content and data-oriented mobile devices is driving a rapid increase in the amount of mobile data traffic. 4G-WiMAX and 4G-LTE have emerged as the next generation of mobile broadband communications standards to address the need for faster and higher capacity wireless networks. Both solutions utilize orthogonal frequency-division multiple access, or OFDMA, and multiple-input and multiple-output, or MIMO, and share similar core technologies in radio design, coding schemes and signal processing algorithms. Operators who have deployed 4G-WiMAX often include new market entrants or greenfield operators who are looking for competitive differentiation from the incumbent operators. Operators who will choose to deploy 4G-LTE networks will typically be incumbents that are looking to upgrade their existing 3G networks to 4G networks.

Wireless functionalities in mobile devices are provided primarily by semiconductor solutions. With the large number of wireless standards deployed around the world, the ability of a single semiconductor solution to handle multiple wireless networks and protocols has become a key differentiator as customers seek to reduce complexity and cost. However this process is inherently complex and in order to achieve long term success, wireless semiconductor providers must have a comprehensive understanding of carrier expectations and system requirements. In addition, wireless semiconductor providers must be able to implement 4G technologies while achieving functional integration and to develop innovative semiconductor architectures that deliver highly reliable performance in the field.

Our Solutions and Competitive Strengths

Our semiconductor solutions incorporate proprietary signal processing techniques, algorithms and software to enable our customers to provide highly differentiated 4G wireless solutions for mobile and fixed applications. Our current wireless broadband communications solutions are used in a variety of applications including fixed and mobile 4G-WiMAX end user devices. Our next generation products are designed to seamlessly support multiple wireless broadband communications protocols for a broad range of 4G-enabled devices. We believe our competitive strengths include:

•

Market leadership in 4G semiconductor solutions.    In 2009, we shipped more than 2.5 million 4G-WiMAX semiconductor solutions, which solutions include our baseband chipset, and represented approximately 65% of the total 4G-WiMAX baseband chipset shipments in 2009, according to TSR.

•

Silicon mapping expertise in wireless communications and history of industry leadership.    Developing semiconductor solutions involves the successful integration of system-level architecture, algorithms and software into silicon with functionalities that are compliant with industry standards. We have developed and commercially deployed five generations of our products, which we believe has given us significant expertise and leadership in the 4G wireless broadband communications industry.

•

Key wireless broadband communications technologies expertise.    We have extensive expertise in OFDMA and MIMO, the core technologies that enable the higher data rate and improved signal reach supported by next-generation wireless broadband devices.

•

Key global relationships across the wireless broadband communications value chain with leading operators, TEMs and OEMs.    We have established longstanding strategic relationships with leading operators, TEMs and OEMs in 4G wireless communications. We believe these relationships enable us to closely align our product roadmaps with market needs and the product roadmaps of our customers.

•

System-level design expertise in wireless broadband communications.    Through our strategic relationships with key operators, TEMs and OEMs, we have built extensive system-level design expertise in wireless broadband equipment and mobile devices. We believe this allows us to deliver targeted solutions that our customers can deploy rapidly and cost-effectively.

Our Growth Strategy

We intend to leverage our position as a leading global provider of wireless broadband solutions for both fixed and mobile applications in 4G-WiMAX into a leading position in the emerging multi-protocol 4G market in which we expect 4G-WiMAX and 4G-LTE to co-exist. Key elements of our growth strategy include:

•

Leverage our technical expertise, strategic relationships and market share in 4G-WiMAX to expand our product platform to support 4G-LTE.    We intend to use our technical expertise to provide a range of products for the 4G-WiMAX market. According to the In-Stat WiMAX chipset market forecast as of January 2010, the 4G-WiMAX semiconductor market is expected to grow from approximately 10 million units in 2010 to approximately 40 million units in 2013. In addition, we are planning to address the emerging 4G-LTE market opportunity, which we believe may provide additional growth opportunities in the future. For example, we recently announced plans to develop our BCS500 platform, and expect to sample products based on the platform in the fourth quarter of 2010. Products based on our BCS500 platform are being designed to support both 4G-WiMAX, including support for the IEEE 802.16m standard for mobile devices, and 4G-LTE protocols. We expect that these products will allow users to seamlessly access different 4G wireless networks and allow global roaming between 4G-WiMAX and 4G-LTE networks.

•

Continue to innovate and deliver market-leading, differentiated solutions that are backwards-compatible with current wireless networks.    We intend to continue to deliver highly-integrated and flexible solutions while decreasing size and power consumption. We are investing in intellectual property in order to integrate 3G-HSPA, or 3G high speed packet access, 2G-EDGE, or 2G global system for mobile communication-enhanced data GSM environment, and 4G-LTE functionalities into our products in anticipation of operators requiring multi-protocol and backwards-compatibility. We intend to combine this intellectual property with our anticipated dual-mode 4G-WiMAX and 4G-LTE platform to enable us to pursue significant incremental market opportunities that require multi-protocol and backwards-compatibility.

•

Extend the markets for 4G technology.    We intend to continue to work directly with network operators and TEMs globally to provide solutions that can reduce their infrastructure investment costs in under-penetrated markets. We are also supplying products used in a number of emerging applications using 4G technologies, including smart grids and machine-to-machine communication.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•

We currently derive substantially all of our revenue from sales of our semiconductor solutions for the 4G-WiMAX market and therefore our business and operating results depend on the continued growth of this market;

•

We intend to expand our product platform to support multiple 4G protocols, including the emerging 4G-LTE protocol and if this market does not develop, or develops more slowly than expected, or if we fail to accurately predict market requirements or demand for multi-protocol and backwards-compatibility, our business and operating results would suffer;

•	We depend on the commercial deployment and upgrades of 4G wireless communications equipment, products and services to grow our business;

•	We must successfully develop and sell new products and penetrate new markets, including the 4G-LTE market;

•

We receive a substantial portion of our revenue from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition;

•

We will have difficulty selling our semiconductor solutions if our customers do not design our semiconductor solutions into their product offerings or if our customers’ product offerings are not commercially successful;

•

We expect our operating results, including our revenue and expense levels, to fluctuate in the future, which make it difficult to predict our future operating results and could cause the market price of our common stock to decline; and

•

We were established in 2003 and have not been profitable in any fiscal year since we were formed and may not achieve or sustain profitability in the future. We experienced a net loss of $37.5 million, $32.3 million and $16.9 million in 2007, 2008 and 2009, respectively.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in Delaware in October 2003. Our principal executive offices are located at 3960 Freedom Circle, Floor 1, Santa Clara, CA 95054, and our telephone number is (408) 387-5000. Our web site address is www.beceem.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Beceem,” “company,” “we,” “us” and “our” refer to Beceem Communications Inc. and its wholly-owned subsidiaries on a consolidated basis.

We use various trademarks and trade names, including without limitation “Beceem,” “Beceem Communications” and “Mobilizing Broadband.” This prospectus also includes other trademarks of Beceem Communications Inc. and trademarks of other persons that are the property of their respective holders.

THE OFFERING

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares offered by us	shares

Use of proceeds	While we have not designated the use of the net proceeds from this offering for any specific purpose, we expect to use the net proceeds of this offering for working capital and other general corporate purposes, which may include sales and marketing expenditures, general and administrative expenditures, funding capital expenditures and research and development of new products. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Market symbol	“BECM”

The number of shares of common stock to be outstanding after this offering is based on 89,443,701 shares outstanding as of December 31, 2009, and excludes:

•

15,883,786 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2009 under our 2003 Equity Incentive Plan, at a weighted average exercise price of $0.04 per share;

•	2,101,409 shares of common stock issuable upon exercise of warrants to purchase common stock outstanding as of December 31, 2009, at a weighted average exercise price of $0.13 per share; and

•

31,767,804 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, less options exercised under our 2003 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of each outstanding share of our Series A-1 and Series A-2 preferred stock into one share of common stock, upon completion of this offering;

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us; and

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our summary consolidated statements of operations data for each of the years ended December 31, 2007, 2008 and 2009, and our summary consolidated balance sheet data as of December 31, 2009, which have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock, the exercise of a warrant to purchase 1,021,928 shares of common stock and the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock, as though these transactions had occurred on January 1, 2009. The exercise of the warrant to purchase 1,021,928 shares of common stock is assumed given that the warrant is fully vested, the value of the underlying common stock significantly exceeds the warrant’s exercise price of $0.01 per share, and the warrant expires upon the consummation of an initial public offering. On March 31, 2010, the warrant holder exercised this warrant.

	Year Ended December 31,
	2007	2008	2009
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$5,958	$7,577	$40,955
Services and other revenue	7,942	6,308	2,698

Total revenue	13,900	13,885	43,653

Cost of revenue:
Cost of product revenue	3,116	4,383	21,821
Cost of services and other revenue	6,879	2,554	475

Total cost of revenue	9,995	6,937	22,296

Gross profit	3,905	6,948	21,357

Operating expenses:
Research and development	35,919	32,769	28,765
Sales, general and administrative	6,965	7,602	6,338

Total operating expenses	42,884	40,371	35,103

Loss from operations	(38,979)	(33,423)	(13,746)
Interest income, net	2,087	398	118
Warrant revaluation income (expense)	(242)	808	(3,598)
Other income (expense), net	(204)	3	186

Total interest and other income (expense), net	1,641	1,209	(3,294)

Loss before income taxes	(37,338)	(32,214)	(17,040)
Provision (benefit) for income taxes	154	51	(119)

Net loss	(37,492)	(32,265)	(16,921)
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	—	—	57,434

Net income (loss) available to common and preferred stockholders	$(37,492)	$(32,265)	$40,513

Net income (loss) per share attributable to common stockholders:
Basic (1)	$(7.75)	$(6.39)	$0.59
Diluted (1)	$(7.75)	$(6.39)	$0.52

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic (1)	4,836,139	5,045,811	7,847,304
Diluted (1)	4,836,139	5,045,811	16,057,962

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic (1)			$(0.20)
Diluted (1)			$(0.20)

Pro forma weighted-average shares of common stock outstanding (unaudited):
Basic (1)			84,506,024
Diluted (1)			84,506,024

(1)	See Note 5 in the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share and unaudited pro forma basic and diluted net income per share.

Stock-based compensation expense included in the above line items was as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Cost of revenue	$237	$58	$62
Research and development	1,931	2,205	2,139
Sales, general and administrative	1,206	1,118	1,280

Total stock-based compensation	$3,374	$3,381	$3,481

The following table sets forth our consolidated balance sheet data as of December 31, 2009:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock immediately prior to the completion of this offering, (2) exclusion of the gain on exchange of mandatorily redeemable preferred stock in connection with the recapitalization, (3) the conversion of 76,690 shares of mandatorily redeemable common stock to ordinary common stock and (4) the exercise of a warrant to purchase 1,021,928 shares of common stock immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (1) the conversion of all outstanding shares of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock immediately prior to the completion of this offering, (2) exclusion of the gain on exchange of mandatorily redeemable preferred stock in connection with the recapitalization, (3) the conversion of 76,690 shares of mandatorily redeemable common stock to ordinary common stock, (4) the exercise of a warrant to purchase 1,021,928 shares of common stock immediately prior to the completion of this offering and (5) the sale of              shares of common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the initial public offering price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$16,793	$16,803
Working capital	24,600	26,511
Total assets	46,550	46,560
Technology license obligations under capital lease	3,108	3,108
Warrants on mandatorily redeemable preferred stock and on mandatorily redeemable common stock	3,612	1,711
Total liabilities	19,139	17,238
Mandatorily redeemable preferred stock	26,076	—
Mandatorily redeemable common stock	5	—
Total stockholders’ equity (deficit)	1,330	29,322

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We currently derive substantially all of our revenue from sales of our semiconductor solutions for the 4G-WiMAX market. If the 4G-WiMAX market declines, does not continue to grow or does not grow as expected, our business and operating results would suffer.

We currently derive substantially all of our revenue from the sale of our semiconductor solutions for the 4G-WiMAX market and expect to do so through at least 2011. If the 4G-WiMAX market declines, does not continue to grow or does not grow as expected, our business and operating results would suffer. In addition to the impact of factors unique to the 4G-WiMAX market and the impact of global economic factors, the 4G-WiMAX market could also be adversely impacted if the 4G-LTE market matures rapidly. If 4G-LTE deployments are able to provide the same coverage as 4G-WiMAX networks in the near future, customers may prefer to adopt 4G-LTE services and products, which in turn could cause the 4G-WiMAX market to grow at a slower pace than expected, which may cause our business, operating results and financial condition to be harmed.

We intend to expand our product platform to support multiple 4G protocols, including the emerging 4G-LTE protocol. If the 4G-LTE market does not develop or develops more slowly than expected, or if we fail to accurately predict market requirements or market demand for multi-protocol and backwards-compatible devices, our business and operating results would suffer.

We intend to expand our product platform to support multiple 4G protocols, including the emerging 4G-LTE protocol. If we fail to accurately predict market requirements or market demand for multi-protocol and backwards-compatible devices, or if our multi-protocol semiconductor solutions are not successfully developed or competitive in the industry, our business would suffer. We are currently investing significant resources to develop semiconductor solutions that can support both 4G-WiMAX and 4G-LTE and provide backwards-compatibility with, or the ability to work with, existing 2G and 3G networks. If 4G-LTE networks are deployed to a lesser extent or more slowly than we currently anticipate, or if other competing 4G protocols achieve greater market acceptance or operators do not migrate to 4G-LTE, we may not realize any benefits from this investment. As a result, our business, competitive position, market share and operating results would suffer.

We depend on the commercial deployment and upgrades of 4G wireless communications equipment, products and services to grow our business, and our business may be harmed if wireless network operators delay or are unsuccessful in the commercial deployment or upgrade of 4G technology or if they deploy other technologies.

We depend upon the commercial deployment and upgrades of 4G wireless communications equipment, products and services based on our technology. Although wireless network operators have commercially deployed 3G networks, we cannot predict the timing or success of further commercial deployments or expansions or upgrades of 3G networks. Deployment of new networks by carriers requires significant capital expenditures, well in advance of any revenue from such networks. In the past, operators have cancelled or delayed planned deployments of 4G networks. If existing deployments are not commercially successful or do not continue to grow their subscriber base, or if new commercial deployments of 4G networks are delayed or unsuccessful, our business and financial results may be harmed. During network deployment, operators often anticipate a certain rate of subscriber additions and in response, operators typically procure devices to satisfy the forecasted subscriber needs. If the deployment of new networks is not as widely adopted by users, the rate of subscriber additions may be slower than expected, which will cause inventory build up from OEMs and ODMs. This in turn could negatively impact sales of our semiconductor solutions. A limited number of wireless operators have started testing 4G networks utilizing OFDMA and MIMO technology, but the timing and extent of 4G network deployments is uncertain, and we might not be successful in developing and marketing our semiconductor solutions targeting 4G markets.

If we are unsuccessful in developing and selling new products or in penetrating new markets, including the 4G-LTE market, our business and operating results would suffer.

The markets in which we and our customers compete or plan to compete are characterized by rapidly changing technologies and industry standards and technological obsolescence. Our ability to compete successfully depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis. A fundamental shift in technologies in any of our target markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenue and a loss of design wins to our competitors. The development of new technologies and products generally require substantial investment before they are commercially viable. We intend to continue to make substantial investments in developing new technologies and products and it is possible that our development efforts will not be successful and that our new technologies and products will not result in meaningful revenue. For example, we currently invest significant resources to develop multi-protocol semiconductor solutions that can support both 4G-WiMAX and 4G-LTE and provide backwards-compatibility with existing 2G and 3G networks. If the semiconductor solutions we develop fail to meet market or customer requirements or do not achieve market acceptance, our operating results and competitive position would suffer.

The success of our new products will depend on accurate forecasts of long-term market demand, customer and consumer requirements and future technological developments, as well as on a variety of specific implementation factors, including:

•	accurate prediction of the size and growth of 4G-WiMAX and 4G-LTE markets;

•	accurate prediction of changes in device manufacturer requirements, technology, industry standards or consumer expectations, demands and preferences;

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timely and efficient completion of process design and transfer to manufacturing, assembly and test, and securing sufficient manufacturing capacity to allow us to continue to timely and efficiently deliver products to our customers;

•	market acceptance, adequate consumer demand and commercial production of the products in which our mobile and wireless broadband semiconductor solutions are incorporated;

•	the quality, performance and reliability of the product as compared to competing products and technologies; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demands of our customers or our target markets, or if we fail to penetrate new markets, our revenue will likely decrease over time and our financial condition could suffer.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our revenue could decline.

We derive a significant portion of our total revenue from a small number of customers, and we anticipate that we will continue to do so for the foreseeable future. These customers may decide not to purchase our semiconductor solutions at all, to purchase fewer semiconductor solutions than they did in the past or to alter their purchasing patterns in some other way.

In 2009, Motorola and Uniquest Corporation accounted for 51% and 12% of our total revenue, respectively. In 2008, Motorola, NEC AT, ZTE and Accton accounted for 29%, 17%, 15% and 10% of our total revenue, respectively. In 2007, NEC AT, Motorola and Samsung Corporation accounted for 41%, 27% and 13% of our total revenue, respectively. We expect that these customers may continue to be significant customers in future periods. Some of our OEM customers are also ODM customers, which may increase the impact of the loss of any customer. We must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. Sales of our semiconductor solutions fluctuate from period to period due to seasonality of the semiconductor markets. We believe that sales will likely continue to fluctuate in the future as we enter into new markets. The loss of any significant customer, a significant reduction in sales we make to them in general or during any period, or any issues with collection of receivables from customers would likely harm our financial condition and results of operations.

If customers do not design our semiconductor solutions into their product offerings or if our customers’ product offerings are not commercially successful, we would have difficulty selling our semiconductor solutions and our business would suffer.

We sell our semiconductor solutions directly to OEMs who include our semiconductor solutions in their products, and to ODMs who include our semiconductor solutions in the products they supply to OEMs. Our semiconductor solutions are generally incorporated into our customers’ products at the design stage. As a result, we rely on OEMs to design our semiconductor solutions into the products they sell. Without these design wins, our business would be materially and adversely affected. We often incur significant expenditures on the development of a new semiconductor solution without any assurance that an OEM will select our semiconductor solution for design into its own product. Once an OEM designs a competitor’s semiconductor into its product offering, it becomes significantly more difficult for us to sell our semiconductor solutions to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Furthermore, even if an OEM designs one of our semiconductor solutions into its product offering, we cannot be assured that its product will be commercially successful and that we will receive any revenue from that OEM. If our customers’ products incorporating our semiconductor solutions fail to meet the demands of their customers or otherwise fail to achieve market acceptance, our revenue and business would suffer.

If demand for our semiconductor solutions declines or does not grow, we will be unable to increase or sustain our revenue and our business will be severely harmed.

We derive substantially all of our revenue from the sale of semiconductor solutions for wireless and mobile applications. We currently expect our semiconductor solutions for wireless and mobile applications to account for substantially all of our revenue for the foreseeable future. If we are unable to develop new products in a timely manner or demand for our semiconductor solutions declines as a result of competition or technological changes, it would have a material negative impact on our business, operating results and financial position and our competitive position. The markets for our semiconductor solutions are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and adversely affect our operating performance.

If we are unable to compete effectively, we may not increase or maintain our revenue or market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our revenue and market share may decline. In the 4G-WiMAX market, we compete with large semiconductor manufacturers, such as Intel Corporation, MediaTek Inc. and Samsung Semiconductor, Inc., and start-up integrated circuit companies such as GCT Semiconductor, Inc. and Sequans Communications Inc. In the 4G-LTE market, we face competition from established semiconductor companies with expertise such as

Broadcom Corporation, Icera Inc., Infineon Technologies AG, Marvell Technology Group Ltd., Qualcomm Incorporated and ST-Ericsson Inc., as well as start-up companies such as Altair-Semiconductor, Inc. and Sequans. We may also face competition from OEMs that may build their own semiconductor solutions, such as LG Electronics Inc., Motorola, Nokia Corporation and Samsung Electronics Co. Ltd., as well as from TD-SCDMA, or time division-synchronous code division multiple access, chip suppliers.

Most of our current and potential competitors have longer operating histories, significantly greater resources and brand recognition and a larger base of customers than us. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share.

Our ability to compete will depend on a number of factors, including:

•	our ability to anticipate market and technology trends and successfully develop products that meet market needs;

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to accurately understand the price points and performance metrics of competing products in the marketplace;

•	our products’ performance and cost-effectiveness relative to that of competitors’ products;

•	our ability to develop and maintain relationships with key customers, wireless network operators, TEMs, OEMs and ODMs;

•	our ability to expand international operations in a timely and cost-efficient manner;

•	our ability to deliver products in large volume on a timely basis at competitive prices;

•	our ability to conform to industry standards while developing new and proprietary technologies to offer products and features previously not available in the 4G marketplace; and

•	our ability to recruit design and application engineers with expertise in wireless broadband communications technologies and sales and marketing personnel.

Our potential competitors may also establish cooperative relationships among themselves or with third parties or acquire companies that provide similar products to ours. As a result, new competitors or alliances may emerge that could acquire significant market share. In addition, future development efforts by our competitors could render our products obsolete. Any of these factors, alone or in combination with others, could harm our business and result in a loss of market share and an increase in pricing pressure.

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. As a result, you should not rely on period to period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline.

Factors that may affect our operating results include:

•	changes in the competitive dynamics of our market, including new entrants or pricing pressures;

•	variances in order patterns by our customers, particularly Motorola or other significant customers;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs, manufacturing yields and product quality and reliability;

•	timely availability of adequate manufacturing capacity from our manufacturing subcontractors;

•	the timing of product announcements by competitors or us;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our share price, which may lead to higher stock-based compensation expense;

•	general socioeconomic and political conditions in the countries where we operate or where our products are sold or used;

•	costs associated with litigation, especially related to intellectual property; and

•	productivity and growth of our sales and marketing force.

Moreover, the semiconductor industry has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns of consumers. We expect these cyclical conditions to continue. Our expense levels are relatively fixed in the short-term and are based, in part, on our expectations of future revenue. If revenue levels are below our expectations, we may experience declines in margins and profitability or incur a loss from our operations. As a result, our quarterly operating results are difficult to predict, even in the near term.

We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2003 and have incurred losses since inception. We experienced net losses of $37.5 million, $32.3 million and $16.9 million in 2007, 2008 and 2009, respectively. As of December 31, 2009, our accumulated deficit was $73.0 million. We expect to incur significant expense related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expense. As a result of these increased expenditures, we may have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

The average selling prices of semiconductor solutions in our markets have historically decreased over time and will likely do so in the future, which could harm our revenue and gross profits.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time and we expect such declines to continue to occur for our products over time. Our gross profits and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced semiconductor solutions on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our margins. We have reduced the prices of our semiconductor solutions in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

If we do not sustain our growth rate, or if we are unable to manage any future growth, we may not be able to execute our business plan and our operating results could suffer.

We have experienced significant growth in a short period of time. Our total revenue increased from $13.9 million in 2007 to $43.7 million in 2009. We may not achieve similar growth rates in future periods. You should not rely on our revenue growth, gross margins or operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

Our future operating results depend to a large extent on our ability to successfully manage any expansion and growth. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

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recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

•	add additional sales personnel and expand sales offices;

•	add additional finance and accounting personnel;

•	implement and improve our administrative, financial and operational systems, procedures and controls; and

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enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

We are increasing our investment in research and development, sales and marketing, general and administrative and other functions to grow our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

We have a limited operating history and if we experience difficulty in managing our budget and expenses, it will be difficult for us to achieve or maintain profitability, which in turn could affect our stock price.

We were established in 2003. Our limited operating experience, the rapidly evolving market in which we sell our products, our dependence on a limited number of customers, as well as other factors make it difficult for us to forecast quarterly and annual revenue accurately. As a result, we could experience budgeting and cash flow management problems, unexpected fluctuations in our results of operations and other difficulties, any of which would make it difficult for us to gain and maintain profitability and could increase the volatility of the market price of our common stock.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory.

We do not obtain firm, long-term purchase commitments from our customers. Substantially all of our sales are made on a purchase order basis which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty. Because production lead times often exceed the amount of time required to fulfill orders, we often must build in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our ability to accurately forecast demand can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, adverse changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough semiconductor solutions, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Either underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory, which could harm our operating results, cash flow and financial condition, as well as our relationships with our customers.

Rapidly changing standards could make our semiconductor solutions obsolete, which would cause our operating results to suffer.

We design our semiconductor solutions to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc., or IEEE, and the 3rd Generation Partnership Project, or 3GPP. We also depend on industry groups such as the WiMAX Forum to certify and maintain certification of our semiconductor solutions. If our customers adopt new or competing industry standards with which our semiconductor solutions are not compatible, or such industry groups fail to adopt standards with which our semiconductor solutions are compatible, our existing semiconductor solutions would become less desirable to our customers and our sales would suffer. The emergence of markets for our products is affected by a variety of factors beyond our control. In particular, our semiconductor solutions are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new semiconductor solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies and may become obsolete.

The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software, which could reduce the market acceptance for our new semiconductor solutions, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex semiconductor solutions such as ours frequently contain defects, errors and bugs when they are first introduced or as new versions are released. We have in the past and may in the future experience these defects, errors and bugs. If any of our semiconductor solutions have reliability, quality, or compatibility problems, we may not be able to successfully correct these problems in a timely manner or at all. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions are released, we may be unable to correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our semiconductor solutions, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new semiconductor solution, we may be required to incur additional development costs and product recalls, repairs or replacement costs. These problems may also result in claims against us by our customers or others.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing talent could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering, sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of and harm our ability to sell our semiconductor solutions. We believe that our future success is dependent on the contributions of Surendra Babu Mandava, our co-founder, President and Chief Executive Officer, and Arogyaswami Paulraj, our co-founder and Chief Technology Officer. All of our employees are at-will. The loss of the services of Mr. Mandava, Dr. Paulraj, other executive officers or certain other key personnel could materially and adversely affect our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.

Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. We plan to recruit design and application engineers with expertise in wireless broadband communications technologies. We may not be successful in attracting, retaining and motivating sufficient numbers of technical and engineering personnel to support our anticipated growth.

In addition, to expand our customer base and increase sales to existing customers, we will need to hire additional qualified sales personnel. The competition for qualified marketing, sales, technical and engineering personnel in our industry, and particularly in the Silicon Valley, is very intense. If we are unable to hire, train and retain qualified marketing, sales, technical and engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenue will be adversely affected.

We outsource our wafer fabrication, assembly, testing, warehousing and shipping operations to third parties, and if these parties fail to produce and deliver our products according to requested demands in specification, quantity, cost and time, our reputation, customer relationships and operating results could suffer.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, testing, warehousing and shipping. We rely on Taiwan Semiconductor Manufacturing Company Limited, or TSMC, to manufacture all of our wafers. We also rely on Advanced Semiconductor Engineering, Inc., or ASE, STATS ChipPAC Ltd., and United Test and Assembly Center Ltd., or UTAC, and other third-party assembly and test subcontractors to assemble, package and test our products. We further rely on JSI Logistics Corporation for logistics and storage. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have any long-term supply agreements with our manufacturing suppliers. If one or more of these vendors terminates its relationship with us, or if we encounter any problems with our manufacturing supply chain, it could adversely impact our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.

If our foundry vendor does not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.

The fabrication of chipsets is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundry vendor could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendor could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry vendor, or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Our semiconductor solutions are manufactured at a limited number of locations. If we experience manufacturing problems at a particular location, we would be required to transfer manufacturing to a backup location or supplier. Converting or transferring manufacturing from a primary location or supplier to a backup fabrication facility could be expensive and could take one to two quarters. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause a production delay or stoppage for our customers, result in a decline in our sales and damage our customer relationships. In addition, a significant portion of our sales are to customers that practice just-in-time order management from their suppliers, which gives us a very limited amount of time in which to process and complete these orders. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships and our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

Any increase in the manufacturing cost of our products could reduce our gross margins and operating profit.

The semiconductor business exhibits ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We do not have any long-term supply agreements with our manufacturing suppliers and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers. We cannot assure you that our foundry vendor will be able to deliver enough semiconductor wafers to us at reasonable prices. These and other related factors could impair our ability to meet our customers’ needs and have a material and adverse effect on our operating results.

We do not have long-term supply contracts with our third-party manufacturing vendors and they may allocate capacity to other customers and may not allocate sufficient capacity to us to meet future demands for our products.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. Availability of foundry capacity has in the recent past been reduced due to strong demand. The ability of our foundry vendor to provide us with semiconductor products is limited by its available capacity and existing obligations. Foundry capacity may not be available when we need it or at reasonable prices. None of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. Our foundry vendor and assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with our foundry vendor or assembly and test vendors may cause our foundry vendor or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. We do not have long-term supply contracts with our third-party manufacturing vendors and if we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results. To date, we have not entered into such arrangements with our suppliers. If we need another foundry or assembly and test subcontractor because of increased demand, or the inability to obtain timely and adequate deliveries from our providers, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

To remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller geometries and to achieve higher levels of design integration. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We periodically evaluate the benefits of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and increased expenses as we transition our products to new processes and potentially to new foundries. We depend on our relationship with TSMC and our subcontractors to transition to new processes successfully. We cannot assure you that TSMC or our subcontractors will be able to effectively manage the transition or that we will be able to maintain our relationship with TSMC or develop relationships with new foundries. If TSMC, any of our subcontractors or we experience significant delays in transitioning to smaller geometries or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased costs, all of which could harm our relationships with our customers and our operating results. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as end customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis.

Our failure to protect our intellectual property rights adequately could impair our ability to compete effectively or to defend ourselves from litigation, which could harm our business, financial condition and results of operations.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. We have 22 issued and allowed patents in the United States, 59 pending and 11 provisional patent applications in the United States, three applications filed under the Patent Cooperation Treaty, and 19 pending foreign patent applications. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and evolving. We cannot assure you that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others.

Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Our failure to comply with obligations under open source licenses could require us to release our source code to the public or cease distribution of our products, which could harm our business, financial condition and results of operations.

Some of the software used with our products, as well as that of some of our customers, may be derived from so-called “open source” software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, which impose certain obligations on us in the event we were to make available derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights, including suits challenging the WiMAX standard. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

In addition, we intend to rely on certain 2G/3G signal processing technologies to provide backwards-compatibility functionalities in our future products. Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our licenses or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support or indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation, and certain customers have received notices of written offers from our competitors and others claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

Some of our operations and a significant portion of our customers and contract manufacturers are located outside of the United States, which subjects us to additional risks, including increased complexity and costs of managing international operations and geopolitical instability.

We have research and development facilities and sales offices and we expect to continue to conduct business with companies that are located outside the United States, particularly in Asia and Europe. Even customers of ours that are based in the United States often use contract manufacturers based in Asia to manufacture their systems, and it is the contract manufacturers that purchase products directly from us. As a result of our international focus, we face numerous challenges, including:

•	increased complexity and costs of managing international operations;

•	longer and more difficult collection of receivables;

•	difficulties in enforcing contracts generally;

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	travel restrictions;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency exchange fluctuations relating to our international operating activities;

•	transportation delays and limited local infrastructure and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	heightened risk of terrorism;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor issues;

•	regional health issues and natural disasters; and

•	work stoppages.

Our third-party contractors are concentrated primarily in Taiwan, an area subject to earthquake and other risks. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our products.

Substantially all of our products are manufactured by third-party contractors located in Taiwan. The risk of an earthquake or tsunami in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundry vendor and assembly and test subcontractors. For example, in December 2006 and June 2003, major earthquakes occurred in Taiwan. Although our third-party contractors did not suffer any significant damage as a result of these most recent earthquakes, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

If our operations are interrupted as a result of service downtime or interruptions, our business and reputation could suffer.

Our operations and those of our manufacturers are vulnerable to interruption by technical breakdowns, computer hardware and software malfunctions, software viruses, infrastructure failures, fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars, Internet failures and other events beyond our control. Any disruption in our services or operations could harm our ability to perform our services effectively which in turn could result in a reduction in revenue or a claim for substantial damages against us, regardless of whether we are responsible for that failure. We rely on our computer equipment, database storage facilities and other office equipment, which are located primarily in the seismically active San Francisco Bay Area and Bangalore, India. If we suffer a significant database or network facility outage, our business could experience disruption until we fully implement our back-up systems.

We will be subject to additional regulatory compliance requirements, including section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company, and our management has limited experience managing a public company.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance initiatives, and we may not successfully or efficiently manage our transition into a public company. We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time-consuming and costly. We will need to hire a number of additional employees with public accounting and disclosure experience in order to meet our ongoing obligations as a public company. For example, Section 404 of the Sarbanes-Oxley Act of 2002 requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting in our annual report on Form 10-K for the fiscal year ending December 31, 2011. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by The NASDAQ Stock Market, the Securities and Exchange Commission, or the SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal control over financial reporting. We will be required to adhere to these requirements by the end of the year after the one in which we become a public company. These Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our auditors or we discover a material weakness or significant deficiency, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our growth rate in 2009 presents challenges to maintain the internal control and disclosure control standards applicable to public companies. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective in future periods.

If we fail to hire additional finance personnel or strengthen our financial reporting systems and infrastructure, we may not be able to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the Sarbanes-Oxley Act, which in turn would significantly harm our reputation and our business.

We intend to hire additional accounting and finance personnel with technical accounting and financial reporting experience. In the interim, we continue to rely on consultants within our finance organization. Our Chief Financial Officer joined us in January 2010. Any inability to recruit and retain the finance personnel we require would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified finance professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal control. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause the trading price of our common stock to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems, infrastructure and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the

Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately and prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform to generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting rules and regulations. Changes in those accounting rules can have a significant effect on our financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We cannot predict our future capital needs and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our common stock. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to incur interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities or respond to competitive pressures, which could result in lower revenue and reduce the competitiveness of our products.

Risks Related to Our Industry

The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenue. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

The communications industry has, in the past, experienced pronounced downturns, and these cycles may continue in the future. A future decline in global economic conditions could have adverse, wide-ranging effects on demand for our products and for the products of our customers, particularly wireless communications equipment manufacturers or other members of the wireless industry, such as wireless network operators. Inflation, deflation and economic recessions that adversely affect the global economy and capital markets also adversely affect our customers and our end consumers. For example, our customers’ ability to purchase or pay for our products and services, obtain financing and upgrade wireless networks could be adversely affected, which may lead to many networking equipment providers slowing their research and development activities, canceling or delaying new product development, reducing their inventories and taking a cautious approach to acquiring our products, which would have a significant negative impact on our business. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. In the future, any of these trends may also cause our operating results to fluctuate significantly from year to year, which may increase the volatility of the price of our stock.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in foreign countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, India, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If further restrictions were to be imposed over the frequency range where our semiconductor solutions are designed to operate, we may have difficulty in selling our products in those regions. In addition, our semiconductor solutions operate in the 2 and 3 gigahertz, or GHz, band, which in some countries is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 2 and 3 GHz bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the allocation and usage of the 2 and 3 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

The large amount of capital required to obtain radio frequency licenses, deploy and expand wireless networks and obtain new subscribers could slow the growth of the wireless communications industry and adversely affect our business.

Our growth is dependent upon the increased use of wireless communications services that utilize our technology. In order to provide wireless communications services, wireless operators must obtain rights to use specific radio frequencies. The allocation of frequencies is regulated in the United States and other countries throughout the world, and limited spectrum space is allocated to wireless communications services. Industry growth may be affected by the amount of capital required to obtain licenses to use new frequencies, deploy wireless networks to offer voice and data services, expand wireless networks to grow voice and data services; and obtain new subscribers. The significant cost of licenses, wireless networks and subscriber additions may slow the growth of the industry if wireless operators are unable to obtain or service the additional capital necessary to implement or expand 4G wireless networks. Our growth could be adversely affected if this occurs.

If our customers or the industries using wireless technology prefer to integrate wireless capability into other chips, we may not be able to compete effectively, we will lose customers, our revenue will decline and our business will be harmed.

We have adopted the strategy of maintaining wireless technology in our semiconductor solutions which is separate from functionality contained on other chips within a product. Our customers or the industries using wireless technology may prefer to integrate wireless capability into other products such as DSL modems, or determine that an integrated chip with multiple functionality results in products that perform better or are less expensive or more efficient to manufacture. If wireless functionality becomes commonly integrated with other functionality, the market for our semiconductor solutions may decline. Consequently, we may miss product cycles in order to redesign our semiconductor solutions, and we may not be able to forge strategic relationships necessary to design and arrange for the production of semiconductor solutions that include multiple functionalities. If we miss product cycles or are unable to integrate multiple functionalities in our products, we will lose customers, our revenue will decline and our business will be harmed.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our products and those of our licensees and customers may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our products and those of our licensees and customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communications technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our products and those of our licensees and customers in the United States as well as foreign countries.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	changes in financial estimates, including our ability to meet our future revenue and operating profit or loss projections;

•	fluctuations in our operating results or those of other semiconductor or comparable companies;

•	fluctuations in the economic performance or market valuations of companies perceived by investors to be comparable to us;

•	economic developments in the semiconductor or mobile broadband system industries as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of acquisitions, new products, significant contracts or orders, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of or our involvement in litigation;

•	disruption to our operations;

•	any major change in our board of directors or management;

•	political or social conditions in the markets where we sell our products;

•	changes in governmental regulations; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may cause the market price of our common stock to decrease, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely changes their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our common stock is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $             per share in the net tangible book value per share from the price you pay for our common stock based on the assumed initial public offering price of $             per share. If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance could result in further dilution to our stockholders. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus entitled “Dilution.”

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately              shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares in this offering. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. Our directors, officers and other existing security holders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the restrictions under Rule 144 under the Securities Act, these securities will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus or in certain circumstances up to 214 days after the date of this prospectus. Approximately              shares of our common stock will be eligible for resale under Rule 144 immediately upon the expiration of the applicable lock-up period. In addition, J.P. Morgan Securities Inc. and Barclays Capital Inc., as representatives of the underwriters, may also release shares subject to the lock-up prior to the expiration of the lock-up period at their discretion.

In addition, after this offering, the holders of approximately              shares of common stock, excluding the shares sold in this offering by the selling stockholders, including shares of common stock issuable upon conversion of our mandatorily redeemable preferred stock upon the completion of this offering, will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

We intend to file a registration statement under the Securities Act covering              shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares in this offering. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the completion of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•

the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of mandatorily redeemable preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws, or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting; and

•	the required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and could result in our market price being lower than if it would without these provisions.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to declare and pay dividends on our capital stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Additionally, the terms of our credit facility restrict our ability to pay dividends. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, particularly the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. All statements other than present and historical facts and conditions contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the markets in which we compete and in which our products are sold, including statements regarding the 4G-WiMAX and 4G-LTE markets;

•	our expectations regarding our expenses, sales and operations;

•	our operating results;

•	our customer concentrations;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our ability to anticipate the future market demands and future needs of our customers;

•	our ability to achieve new design wins;

•	our intent to expand our product platform to address the 4G-LTE market;

•	our intent to develop products that are backwards-compatible with current wireless networks;

•	our plans for future products and enhancements of existing products;

•	anticipated features and benefits of our current and future products;

•	our growth strategy elements and our growth rate;

•	our anticipated benefits from our licensing of intellectual property to integrate 3G-HSPA and 2G-EDGE functionalities into our products;

•	our intellectual property, third party intellectual property and claims related to infringement thereof;

•	general economic conditions in our domestic and international markets;

•

our anticipated trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the networking industry and transitions to new process technologies; and

•	our expectations regarding the use of proceeds from this offering.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be $             million and the net proceeds to the selling stockholders will be $             million, assuming an initial public offering price of $             per share (the mid-point of the initial public offering price range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds would be approximately $             million after deducting estimated underwriting discounts and commission. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our uses of the net proceeds from this offering, although it may impact when we may need to seek additional capital. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to:

•	create a public market for our common stock;

•	obtain additional capital;

•	facilitate our future access to the public equity markets;

•	provide liquidity for our existing stockholders; and

•	improve our competitive position.

While we have not designated the use of the net proceeds to us from this offering for any specific purpose, we expect that we will use these proceeds for working capital and other general corporate purposes, which may include sales and marketing expenditures, general and administrative expenditures, funding capital expenditures and research and development of new products. We may also use a portion of the net proceeds of this offering to expand our current business through acquisitions of, or investments in, other complementary businesses, products or technologies. However, we have no agreements or commitments with respect to any acquisitions at this time.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts we actually expend in these areas will depend upon a number of factors, including future sales growth, success of our engineering efforts, cash generated from future operations, if any, and actual expenses to operate our business. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

The amount and timing of our expenditures will depend on several factors, including the amount and timing of our spending on sales and marketing activities and research and development activities, as well as our use of cash for other corporate activities. Pending the uses described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Under our loan and security agreement, we may not pay dividends without the prior written consent of Silicon Valley Bank. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2009:

•	on an actual basis;

•

on a pro forma basis to reflect (1) the conversion of all outstanding shares of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock, (2) exclusion of the gain on exchange of mandatorily redeemable preferred stock in connection with the recapitalization, (3) the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock and (4) the exercise of a warrant to purchase 1,021,928 shares of common stock; and

•

on a pro forma as adjusted basis to reflect (1) the conversion of all outstanding shares of our preferred stock into 75,636,792 shares of common stock, (2) exclusion of the gain on exchange of mandatorily redeemable preferred stock in connection with the recapitalization, (3) the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock, (4) the exercise of a warrant to purchase 1,021,928 shares of common stock, and (5) the sale of              common stock in this offering at an assumed initial public offering price of $             per share, the mid-point of the initial public offering price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands, except share data)
		(unaudited)
Capital lease obligations, net of current portion	2,120	2,120
Mandatorily redeemable preferred stock, $0.001 par value: 101,549,753 shares authorized, 75,636,792 issued and outstanding (aggregate liquidation value of $80,509) actual; no shares issued or outstanding pro forma and pro forma as adjusted	26,076	—
Mandatorily redeemable common stock, $0.001 par value, 76,690 issued and outstanding actual; no shares issued or outstanding pro forma and pro forma as adjusted	5	—

Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding actual; 10,000,000 shares authorized, no shares issued or outstanding pro forma and pro forma as adjusted
Common stock and additional paid-in capital, $0.001 par value; 146,592,617 shares authorized, 13,730,219 shares issued and outstanding, net of mandatorily redeemable common stock actual; 200,000,000 shares authorized, 90,465,629 shares issued and outstanding pro forma and shares issued and outstanding, pro forma as adjusted	74,282	159,708
Accumulated deficit	(72,952)	(130,386)

Total stockholders’ equity (deficit)	1,330	29,322

Total capitalization	$29,531	$31,442

Each $1.00 increase (decrease) in the assumed public offering price of $             per share, the mid-point of the initial public offering price range reflected on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The table above excludes the following shares:

•

15,883,786 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2009 under our 2003 Equity Incentive Plan, at a weighted average exercise price of $0.04 per share;

•	2,101,409 shares of common stock issuable upon exercise of a warrant to purchase common stock outstanding as of December 31, 2009, at a weighted average exercise price of $0.13 per share; and

•

31,767,804 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, less options exercised under our 2003 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2009, our pro forma net tangible book value was $             million, or $              per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2009, after giving effect to the conversion of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock, the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock, and the exercise of a warrant to purchase 1,021,928 shares of common stock.

After giving effect to our sale in this offering of              shares of our common stock at the assumed initial public offering price of $              per share, the mid-point of the initial public offering price range reflected on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2009 would have been $              million, or $              per share of our common stock. This represents an immediate increase of net tangible book value of $              per share to our existing stockholders and an immediate dilution of $              per share to investors purchasing common shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2009	$
Increase in pro forma net tangible book value per share attributable to sales of shares of our common stock in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to investors in this offering

Each $1.00 increase (decrease) in the assumed initial public offering price of $              per share would increase (decrease) our pro forma as adjusted net tangible book value by $            , or $              per share, and the pro forma as adjusted dilution per share to investors in this offering by $              per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            , or $              per share, and the pro forma as adjusted dilution per share to investors in this offering would be $              per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            , or $              per share, and the pro forma as adjusted dilution per share to investors in this offering would be $              per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value will increase to $              per share, representing an immediate increase to existing stockholders of $              per share and an immediate dilution of $              per share to new investors purchasing shares in this offering. If any shares are issued upon the exercise of outstanding stock options or warrants you will experience further dilution.

The following table summarizes, on a pro forma basis as of December 31, 2009, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of all outstanding shares of our mandatorily redeemable preferred stock into 75,636,792 shares of common stock, exclusion of the gain on exchange of mandatorily redeemable preferred stock in connection with the recapitalization, the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock, and the exercise of a warrant to purchase 1,021,928 shares of common stock the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing common stock in this offering at the assumed initial public offering price of $             per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	89,443,701		$133,968,839		$1.50
New investors

Total		100%		100%

If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be approximately $             million, or     %, and the total consideration paid by our new investors would be $             million, or     %.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of December 31, 2009, there were:

•	15,883,786 shares of common stock issuable upon the exercise of outstanding stock options under our 2003 Equity Incentive Plan, at a weighted average exercise price of $0.04 per share;

•	2,101,409 shares of common stock issuable upon exercise of a warrant to purchase common stock outstanding as of December 31, 2009, at a weighted average exercise price of $0.13 per share; and

•

31,767,804 shares of common stock reserved for issuance under our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan, less options exercised under our 2003 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under these plans.

If all of these stock options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders, including the holders of these stock options and warrants, would be approximately $134,891,271, or     %, and the total consideration paid by our new investors would be $             million, or     %. The average price per share paid by our existing stockholders would be $1.26 and the average price per share paid by our new investors would be $            .

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements, the related notes thereto and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

We derived the consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data for the years ended December 31, 2005 and 2006, and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements, which are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue:
Product revenue	$—	$2,539	$5,958	$7,577	$40,955
Services and other revenue	—	352	7,942	6,308	2,698

Total revenue	—	$2,891	13,900	13,885	43,653

Cost of revenue:
Cost of product revenue	—	1,764	3,116	4,383	21,821
Cost of services and other revenue	—	141	6,879	2,554	475

Total cost of revenue	—	1,905	9,995	6,937	22,296

Gross profit	—	986	3,905	6,948	21,357
Operating expenses:
Research and development	13,416	18,526	35,919	32,769	28,765
Sales, general and administrative	1,637	5,274	6,965	7,602	6,338

Total operating expenses	15,053	23,800	42,884	40,371	35,103

Loss from operations	(15,053)	(22,814)	(38,979)	(33,423)	(13,746)
Interest income, net	6	332	2,087	398	118

Warrant revaluation income (expense)	—	(146)	(242)	808	(3,598)
Other income (expense), net	—	—	(204)	3	186

Total other interest and income (expense), net	6	186	1,641	1,209	(3,294)

Loss before income taxes	(15,047)	(22,628)	(37,338)	(32,214)	(17,040)
Provision (benefit) for income taxes	—	—	154	51	(119)

Net loss	(15,047)	(22,628)	(37,492)	(32,265)	(16,921)
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	—	—	—	—	57,434

Net income (loss) available to common and preferred stockholders	$(15,047)	$(22,628)	$(37,492)	$(32,265)	$40,513

Net income (loss) per share attributable to common stock:
Basic (1)	$(5.92)	$(5.99)	$(7.75)	$(6.39)	$0.59
Diluted (1)	$(5.92)	$(5.99)	$(7.75)	$(6.39)	$0.52

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic (1)	2,540,489	3,778,189	4,836,139	5,045,811	7,847,304
Diluted (1)	2,540,489	3,778,189	4,836,139	5,045,811	16,057,962

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic (1)					$(0.20)
Diluted (1)					$(0.20)

Pro forma weighted–average shares of common stock outstanding (unaudited):
Basic (1)					84,506,024
Diluted (1)					84,506,024

(1)	See Note 5 in the notes to our consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share and unaudited pro forma basic and diluted net income per share.

Stock-based compensation expense included in the above line items was as follows:

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(In thousands)
Cost of revenue	$—	$43	$237	$58	$62
Research and development	—	482	1,931	2,205	2,139
Sales, general and administrative	—	858	1,206	1,118	1,280

Total stock-based compensation expense	$—	$1,383	$3,374	$3,381	$3,481

	As of December 31,
	2005	2006	2007	2008	2009
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$24,307	$50,006	$41,178	$13,256	$16,793
Working capital	21,117	45,928	34,616	12,358	24,600
Total assets	28,598	63,990	60,703	27,599	46,550
Technology license obligations under capital lease	—	—	1,442	801	3,108
Warrants on mandatorily redeemable preferred stock and on mandatorily redeemable common stock	—	549	800	15	3,612
Total liabilities	7,506	17,356	11,310	6,793	19,139
Mandatorily redeemable preferred stock	41,989	88,490	124,895	124,895	26,076
Mandatorily redeemable common stock	—	—	—	—	5
Total stockholders’ equity (deficit)	(20,897)	(41,856)	(75,502)	(104,089)	1,330

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the “Selected Consolidated Financial Data” and our consolidated financial statements and related notes thereto included in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under the sections “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading designer, developer and supplier of high-performance, highly-integrated and cost-effective semiconductor solutions for mobile broadband wireless communications devices. We leverage our 4G wireless technology and system-level design expertise to enable original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, to provide highly differentiated 4G wireless solutions for mobile and fixed applications. Our semiconductor solutions incorporate proprietary signal processing techniques, algorithms and software that deliver industry-leading performance as measured by network throughput, signal reach and power consumption.

We are a fabless semiconductor company that offers baseband and radio frequency, or RF, integrated circuits, complete reference designs and software solutions to enable our customers to quickly and easily integrate our 4G solutions into a wide variety of end user devices, including universal serial bus, or USB, dongles, mobile computers, modems, gateways, mobile routers, smartphones and other wireless mobile devices, which we refer to as end user devices. Our semiconductor solutions are also used in a variety of industrial devices for machine-to-machine communication, smart grid meters and video surveillance devices.

The following are our significant corporate, product and financial milestones:

•	In 2003 we were incorporated and started the development of our first semiconductor solution.

•	In 2006 we released our first WAVE 2 4G-WiMAX product.

•	In 2008 we achieved significant customer acceptance among customers adopting 4G-WiMAX wireless broadband technology in their products.

•	In 2009 our revenue increased to $43.7 million, a 214% increase from the prior year.

We intend to use our technical expertise to provide a range of products for the 4G-WiMAX market. According to the In-Stat WiMAX chipset market forecast as of January 2010, the 4G-WiMAX semiconductor market is expected to grow from approximately 10 million units in 2010 to approximately 40 million units in 2013. In addition, we are planning to address the emerging 4G-LTE market opportunity, which we believe may provide additional growth opportunities in the future. For example, we recently announced plans to develop our BCS500 platform, and expect to sample products based on the platform in the fourth quarter of 2010. Products based on our BCS500 platform are being designed to support both 4G-WiMAX, including support for the IEEE 802.16m standard for mobile devices, and 4G-LTE protocols. We expect that these products will allow users to seamlessly access different 4G wireless networks and allow global roaming between 4G-WiMAX and 4G-LTE networks. In addition, we expect existing 3G operators that deploy 4G-LTE, to require backwards-compatibility to ensure that devices work seamlessly across existing 2G and 3G networks and emerging 4G-LTE networks. In the first quarter of 2010, we licensed intellectual property in order to integrate 3G-HSPA and 2G-EDGE functionalities into our products. We intend to combine this intellectual property with our anticipated dual-mode 4G-WiMAX and 4G-LTE platform to enable us to pursue additional market opportunities that require backwards-compatibility. If we fail to accurately predict market requirements or market demand for multi-protocol and backwards-compatible devices, or if our semiconductor solutions are not successfully developed or competitive in the industry, our business and operating results would suffer.

Our sales and marketing strategy is to achieve design wins with and sell to leading OEMs and ODMs and achieve mass deployment of our solutions with operators worldwide. This requires an understanding of the entire wireless communications value chain which consists of standards bodies, operators, telecom equipment manufacturers, or TEMs, value-added resellers, or VARs, system integrators, or SIs, OEMs, ODMs and semiconductor solutions providers. We sell our semiconductor solutions directly to OEMs, who include our semiconductor solutions in their products, and to ODMs, who include our semiconductor solutions in the products they supply to OEMs. Some of our OEM customers also use contract manufacturers for volume production. Our OEM and ODM customers include our semiconductor solutions in mobile devices sold to major operators. Some operators also source mobile devices from VARs or SIs, who provide localization and support capabilities to the product. TEMs sell wireless base stations and broadband infrastructure equipment to operators, and devices must be compatible with their base stations to access their networks. We believe our established collaborative relationships allow our customers to achieve faster time-to-market with their products, which accelerates the proliferation of our solutions.

We currently have more than 30 customers worldwide. During the quarter ended December 31, 2009, we shipped on average more than 75,000 units per week. Our customers include manufacturers who sell mobile- and fixed-WiMAX wireless broadband products for use primarily with global telecommunications carriers’ new 4G networks. During the year ended December 31, 2009, we generated total revenue of $43.7 million as compared to total revenue of $13.9 million in the year ended December 31, 2008.

Our sales cycles typically take 12 to 18 months to complete, and often require significant expenditures on the development of a new semiconductor solution before realization of revenue from product sales, if at all. Our long sales cycles mean that our service providers’ and ODM and OEM customers’ product selections, once made, are normally difficult to change. Our semiconductor solutions are generally incorporated into our customers’ products at the design stage. Once our semiconductor is designed into an OEM customer’s product offering, it becomes more difficult for a competitor to sell its semiconductor solutions to that customer because changing suppliers involves significant cost, time, effort and risk for the customer.

We derive a significant portion of our revenue from a small number of customers, and we anticipate that we will continue to do so for the foreseeable future. In 2009, Motorola and Uniquest each accounted for over 10% of our total revenue, respectively. In 2008, Motorola, NEC AT, ZTE and Accton each accounted for over 10% of our total revenue, respectively. In 2007, NEC AT, Motorola and Samsung each accounted for over 10% of our total revenue, respectively. We expect that these customers may continue to be significant customers in future periods. Our customers based in the United States often use contract manufacturers based in Asia to manufacture their products and these contract manufacturers purchase semiconductor solutions directly from us. As of December 31, 2009, over 50% of our total revenue was derived from one end customer based in the United States. In 2007 and 2008, 27% and 29%, respectively, of our total revenue was derived from one end customer in the United States. Looking forward, from 2009 levels, we expect that the percentage of revenue derived from this one end customer will decrease as a percentage of total sales. Our customers sell mobile devices incorporating our semiconductor solutions globally. Substantially all of our sales are made on a purchase order basis. For a geographical breakdown of revenue based on the billing location of our customers, see Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Substantially all of our products are manufactured by third-party contractors located in Asia. We rely on TSMC to manufacture all of our semiconductor wafers. We also rely on other third-party assembly and test subcontractors to assemble, package and test our products and on JSI Logistics for logistics and storage. We do not have long-term agreements with our manufacturing suppliers. A significant disruption in the operations of these contractors may impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a significant portion of our research and development activities are conducted in India.

Revenue

Product Revenue

We derive substantially all of our product revenue from the sale of semiconductor solutions for wireless and mobile applications and we currently expect to do so for the foreseeable future. Product revenue is achieved through sales both directly to our end customers and indirectly through distributors. Our end customers consist primarily of mobile and fixed wireless broadband hardware manufacturers. We provide volume-based rebates to certain end customers and record reductions to revenue for such rebates at the time the related revenue is recognized. Such rebates totaled $0.6 million for the year ended December 31, 2009. There were no rebates for the years ended December 31, 2007 and 2008.

Services and Other Revenue

Services and other revenue consists of revenue from interoperability testing services, or IOT, nonrecurring engineering, or NRE, services, and the sale of software licenses and the associated customer support. IOT is testing of the compatibility of our products with our customers’ hardware and software. NRE services typically involve our engineers performing testing in our labs and traveling to the sites of our customers to collaborate on solutions. We also license software that provides programming accessibility to our semiconductors to customize their use with our customers’ products. As our products become more pervasive in the market, our customers will be more likely to develop their own software tools; therefore we expect that our services and other revenue will decline in future periods as a percentage of our total revenue. To date, all of our revenue has been denominated in U.S. dollars.

Cost of Revenue and Gross Profit

Cost of Product Revenue

A significant portion of our cost of product revenue consists of the cost of purchased wafers and assembly and test services. Cost of product revenue is impacted by manufacturing variances such as cost and yield for assembly and test operations, test time, package type and package cost. To a lesser extent, cost of product revenue includes expenses relating to the cost of shipping and logistics, royalties, personnel costs, including stock-based compensation costs, inventory valuation provisions for excess inventory and warranty costs. We typically experience lower yields and higher associated costs in the earlier periods of the lives of our products. Our historical experience has been that over the life cycle of a particular product, the cost of product revenue as a percentage of total revenue has typically declined as a result of decreases in wafer costs. The decrease in cost generally results from increase in the volume of wafers purchased, as well as yield improvements and assembly and test enhancements.

We use third-party foundry, assembly and test subcontractors, which are primarily located in Asia, to manufacture, assemble and test our semiconductor products, respectively. We purchase processed wafers on a per wafer basis from our fabrication supplier, currently TSMC. We also outsource the sorting, assembly, packaging and other processing of our product to third-party contractors, primarily ASE, STATS ChipPAC and UTAC. Our obligations with third-party contractors related to wafer fabrication are generally negotiated on a purchase order basis and obligations related to our other third-party contractors are generally on a bi-monthly basis.

Cost of Services and Other Revenue

Cost of services and other revenue consists primarily of personnel and travel costs of employees and subcontractors related to IOT, NRE and customer support services.

Product Gross Profit

Our gross profit has been and will continue to be affected by a variety of factors, including changes in the average selling prices of our products, changes in volume of purchased wafers, changes in our purchase price of fabricated wafers and assembly and test service costs, provision for inventory valuation charges, timing and changes in assembly and test yields. Overall product margin is impacted by product mix. We expect our gross profit will fluctuate over time depending upon the level of competitive pricing pressures, the timing with which we are able to introduce new products and our ability to benefit from reductions in manufacturing costs of existing products.

Services and Other Gross Profit

Services and other gross profit can vary widely based on the mix and types of services that we provide to our customers. In the past, we have provided NRE services at a loss as the services would allow our customers to initiate or expand their purchase of our products. Going forward, we expect services and other gross profit to become a smaller component of overall gross profit as we focus on increasing product sales.

Operating Expenses

Research and Development

Research and development expense consists primarily of personnel costs for our engineers engaged in design and development of our products and technologies, including stock-based compensation. These expenses include licensing costs of intellectual property acquired from others for use in our products, product development costs which include engineering services, development software and hardware tools, cost of fabrication of mask sets for prototype products, depreciation and facilities expenses.

We expect research and development expense to increase in absolute dollars as we enhance and expand our product features and offerings. For example, in March 2010, we entered into a technology licensing agreement with a third party to license $9.5 million in software licenses and intellectual property related to the integration of 3G-HSPA and 2G-EDGE functionalities into our products. Other than the anticipated increase in the first quarter of 2010 as the result of this license, we expect research and development expense in 2010 to return to a quarterly level generally consistent with 2009 levels, but to increase over time due to our customers’ needs.

Sales, General and Administrative

Sales, general and administrative expense consists primarily of personnel costs and stock-based compensation for our sales, marketing, finance, human resources, information technology and administrative personnel, professional services costs related to accounting, tax and legal services, depreciation and facilities expenses. We expect to increase the size of our sales and marketing organization to support the growth of our business. We expect sales, general and administrative expense to increase in absolute dollars and as a percentage of revenue in the short-term as we develop the infrastructure necessary to operate as a public company, including increased audit and legal fees, costs to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations applicable to companies listed on The NASDAQ Global Market, as well as investor relations expense and higher insurance premiums.

Interest Income, Net

Interest income, net consists of interest earned on cash and cash equivalent balances. We have historically invested our cash primarily in standard bank accounts and money market funds. Interest income is offset by interest expense from the line of credit that was paid off in June 2009.

Warrant Revaluation Income (Expense)

The warrants to purchase shares of our mandatorily redeemable preferred stock and warrants to purchase our mandatorily redeemable common stock are classified as liabilities and we adjust the value of these warrants to their fair value at the end of each reporting period with the resulting gain or loss being recorded within “warrant revaluation income (expense)” in the consolidated statements of operations. We recorded expense of $0.2 million, income of $0.8 million and expense of $3.6 million in our consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively, to reflect the increase and decrease in the estimated fair value of the warrants.

Other Income (Expense), Net

Other income (expense), net consists primarily of gains and losses from foreign currency transactions and remeasurement of foreign currency balances.

Provision (Benefit) for Income Taxes

We are subject to income taxes in the United States and numerous foreign jurisdictions. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, we recognize tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when we believe that certain positions may not be fully sustained upon review by tax authorities, notwithstanding our belief that our tax return positions are supportable. Our effective tax rates differ from the statutory rate primarily due to any valuation allowance, the tax impact of state taxes, foreign operations, research and development tax credits, tax audit settlements, non-deductible compensation, and transfer pricing adjustments.

Effective January 1, 2007, we adopted new authoritative accounting guidance regarding uncertain tax provisions. This guidance contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate each uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

As a result of the implementation of the new authoritative accounting guidance, we increased the liability for net unrecognized tax benefits by $0.1 million, and accounted for the increase as a cumulative effect of a change in accounting principle that resulted in a decrease to retained earnings of $0.1 million. The unrecognized tax benefits would affect the effective tax rate, if realized.

The total amount of gross unrecognized tax benefits as of the date of adoption was $1.7 million.

We included interest and penalties related to unrecognized tax benefits within the “provision (benefit) for income taxes” on the consolidated statement of operations.

Our India subsidiary income tax returns for fiscal years 2005 and 2007 have been under audit by the India tax authority. The India tax authority has issued an assessment for fiscal year 2005, and we have filed a formal protest with the appeals office of the India tax authority. We believe we have provided adequate reserve for the issues raised by the India tax authority. In May 2007, the Government of India adopted the Indian Finance Act 2007, effective April 1, 2007, that imposed a minimum alternative tax, or MAT, currently 10%, on Indian companies that have book profits but no tax profit which could be for various reasons, including tax holidays, tax deductions or significant depreciation. Any MAT paid will be used as a credit against corporate income taxes payable after expiration of the tax holiday and can be carried forward for a maximum period of 10 years.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for any valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that is more likely than not to be realized, we will adjust our valuation allowance with a corresponding impact to the provision (benefit) for income taxes in the period in which such determination is made.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures. Our critical accounting estimates include revenue recognition, allowance for doubtful accounts, inventory valuation, product warranty, stock-based compensation, fair value of our warrants to purchase mandatorily redeemable preferred stock and mandatorily redeemable common stock, and income taxes. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies related to the more significant areas involving management’s judgement and estimates. These estimates and assumptions are based on historical experience and on various other factors that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions. Our significant accounting policies are summarized in Note 1 to our consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Product Revenue

We derive our revenue primarily from the sales of semiconductor products, which we sell directly to end customers and indirectly through distributors. We recognize product revenue from the direct channel when persuasive evidence of an arrangement exists, delivery has occurred, the price is deemed fixed or determinable and collection is reasonably assured. These criteria are usually met when products are shipped to customers. Sales returns from end customers have not been material to date and, therefore, we currently do not record any reserves for future sales returns. We provide volume-based rebates to certain end customers and record reductions to revenue for such rebates at the time the related revenue is recognized. We accrue 100% of potential rebates at the time of sale and do not apply a breakage factor. We reverse the accrual of unclaimed rebate amounts as specific rebate programs contractually end or when we believe unclaimed rebates are no longer subject to payment and will not be paid. Thus the reversal of unclaimed rebates may have a positive impact on our revenue and net income in subsequent periods. Such rebates totaled $0.6 million for the year ended December 31, 2009. There were no rebates for the years ended December 31, 2007 and 2008. Shipping and handling costs billed to customers are recorded as revenue with a corresponding expense to cost of product revenue recorded in the consolidated statement of operations.

The portion of our total product revenue that resulted from products sold to distributors was $0.1 million, $1.0 million and $5.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. For products sold to distributors, our indirect channel, at our discretion we provide distributors price protection privileges on unsold products in their inventory when we reduce our listed prices to distributors, and by means of limited allowances for stock rotation. Price protection provides each distributor the right to a credit for each unit of a product in the distributor’s inventory in the event of a decline in the listed price at which we sell additional units of the same product to that distributor. Stock rotation rights allow distributors to return up to between 5% and 10% of inventory every 6 months, based on the percentage of net cost in inventory or of inventory purchased over the previous 6 months. Price concessions are provided to distributors subsequent to delivery of product to the distributors based on who they sell our products to and the price. These concessions are based on a variety of factors, including customer, product, quantity, geography and competitive differentiation. Distributors do not have a general right to return products. We defer revenue on shipments to distributors as the price is not fixed or determinable until delivery has been made by the distributor to our end customer and the final sales price has been established. We rely upon point of sale reports from our distributors to record revenue. Point of sale reports provide the date of delivery by distributors to our end customers which establishes the net sales price to distributors. At the time of shipment to distributors, we record a trade receivable for the selling price as there is a legally enforceable obligation of the distributor to pay for the product delivered, reduce inventory for the carrying value of goods shipped, and record the net of these amounts as “deferred revenue, net of costs” on the consolidated balance sheets. This amount represents the gross profit on the initial sale to the distributor; however, the amount of gross profit recognized in future consolidated statements of operations may be less than the originally recorded amount as a result of price protection credits and price concessions, which are not estimable at the time of shipment due to the variability of the final sales price. We do not reduce “deferred revenue, net of costs” by estimated price protection and price concessions; instead such amounts are recorded when incurred, which is at the time of a price decline or at the time the distributor sells the product to the end customer. The recognition of revenue from “deferred revenue, net of costs” is ultimately contingent upon delivery of product to the end customer, at which point persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

Services and Other Revenue

We recognize services and other revenue from interoperability testing services, NRE services and the sale of software licenses and the associated customer support. We consider amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. The post-contract customer support period is typically one year.

A summary of services and other revenue for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
NRE services	$5,647	$2,067	$1,256
Interoperability testing services	1,867	2,096	403
Software and other revenue	428	2,145	1,039

Total services and other revenue	$7,942	$6,308	$2,698

NRE services generally require that we develop customized software and license it to customers or perform other engineering services for customers. Since we do not have vendor specific evidence, or VSOE, of fair value of post-contract customer support services, the total amount of the NRE fees are deferred until development of the software is complete and we start to provide post-contract support. The deferred NRE fees are recognized as revenue on a straight-line basis over the period of post-contract support.

Revenue from interoperability testing services is based on engineering time and materials and is recognized as the services are performed and amounts are earned.

Revenue from the sale of software licenses and the associated customer support is recognized on a straight-line basis over the customer support service period, as VSOE does not exist.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. We continuously monitor cash collections from our distributors and end customers. We perform credit evaluations of our distributors and end customers and adjust credit limits as applicable. Our policy is to record an allowance for doubtful accounts based on any specific collection issues we have identified, the aging of the underlying receivables and our historical experience of uncollectible balances. Based on our historical experience, we estimate collectability of our accounts receivable balances and determine the adequacy of our allowance for doubtful accounts. To date, we have not experienced any material bad debt and, therefore, have not recorded an allowance for doubtful accounts. However, our prior experience may not be indicative of future losses and if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, allowances may be required and our estimates may be inadequate. Our accounts receivable are concentrated among relatively few customers. Therefore, a negative change in liquidity or financial position of any one of these customers could make it difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts. We expect our allowance for doubtful accounts will increase in the future as our revenue increases.

Inventory Valuation

Inventory consists primarily of the cost of semiconductors purchased from subcontractors, including wafer fabrication, assembly, testing and packaging, manufacturing support and shipping costs. We value our inventories at the lower of cost (determined using the first-in, first-out method) or market value (estimated net realizable value). We write down the carrying value of our inventory for estimated amounts related to lower of cost or market, obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. The estimated market value of the inventory is based on historical usage and assumptions about future demand, future product purchase commitments, estimated manufacturing yield levels and market conditions on a product-by-product basis. To date, our provision for inventory reserves have not been material. Once established, inventory reserves are not reversed until the related inventory has been sold or scrapped. Actual demand may differ from forecasted demand and these differences may have a material effect on recorded inventory values and cost of revenue.

Product Warranty

Our products are subject to warranties, generally for a period of one year. We accrue for estimated warranty costs at the time revenue is recognized. Warranty cost is estimated based on anticipated warranty claims. Our historical experience with respect to warranty claims has not been significant. If actual warranty costs differ significantly from these estimates, adjustments may be required in the future.

Stock-Based Compensation

The fair value of the employee stock options is determined on the grant date and recognized to expense over the employee’s requisite service period, generally the vesting period, which we have elected to amortize on a straight-line basis. We estimate the grant date fair value of employee stock-based awards using the Black-Scholes stock option pricing model.

Under the modified prospective transition method, stock-based compensation expense recognized beginning in fiscal 2007 includes compensation expense for all stock-based awards granted prior to, but not yet vested as of December 31, 2006, based on the grant-date fair value estimated in accordance with the previous accounting guidance, and compensation expense for all stock-based awards granted or modified after December 31, 2006, based on the grant-date fair value estimated in accordance with the new authoritative guidance. These amounts have been reduced by our estimated forfeitures on all unvested awards. In addition, our consolidated statements of operations for prior periods have not been restated to reflect the impact of the new accounting guidance.

Stock-based compensation expense is calculated using our best estimates, which involve inherent uncertainties and the application of management’s judgment. Significant estimates include fair value of the underlying shares, expected term and expected volatility.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes stock option pricing model with the following assumptions:

	Year Ended December 31,
	2007	2008	2009
Risk free interest rate	3.38% to 4.75%	2.88% to 3.50%	3.19%
Expected term	6 years	6 years	6 years
Expected dividend yield	0%	0%	0%
Expected volatility	70%	70%	75%

We based expected volatility on the historical volatility of a peer group of publicly traded entities in our industry over a period equal to the expected terms of the stock options as we did not have a sufficient trading history to use the volatility of our own common stock. The expected term represents the period that our stock options are expected to be outstanding. Given the limited history to estimate the expected terms of stock options granted to the various employee groups, we used the “simplified” method as provided by the Securities and Exchange Commission. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the stock options. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury Constant Maturity rate as of the date of grant. The expected dividend yield is zero as we have not historically paid cash dividends and we do not anticipate paying any cash dividends in the foreseeable future.

We recognize compensation expense only for the portion of stock options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

There are significant differences among stock option valuation models, and this may result in a lack of comparability with other companies that use different models, methods and assumptions. If factors change and we employ different assumptions in future periods, or if we decide to use a different valuation model, such as a lattice model, the stock-based compensation expense that we record in the future may differ significantly from what we have recorded using the Black-Scholes stock option pricing model and could materially affect our operating results.

For the years ended December 31, 2007, 2008 and 2009, we recorded employee stock-based compensation expense of $3.4 million, $3.4 million and $3.5 million, respectively. Stock-based compensation expense related to non-employees was immaterial for the years ended December 31, 2007, 2008 and 2009.

The accounting guidance for stock-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, we only recognize a benefit from stock-based compensation in paid-in capital if an incremental tax benefit is realized or realizable after all other tax attributes currently available to us have been utilized. In addition, we have elected to account for the indirect benefits of stock-based compensation on the U.S. federal and California state research tax credits through the consolidated statements of operations rather than through paid-in capital.

The fair value of our common stock underlying our stock option grants was determined by our board of directors with input from management at each grant date upon review of a variety of factors, including contemporaneous valuation reports. We have regularly conducted contemporaneous valuations to assist us in the determination of the fair value of our common stock. Our board of directors ensured that the relevant objective and subjective factors deemed important by our board of directors were accounted for in each valuation. Our board of directors also ensured that the assumptions and inputs used in connection with such valuations reflected our board of director’s best estimate of our business condition, prospects and operating performance at each valuation date.

Historically, our board of directors reviewed and discussed a variety of factors when exercising its judgment in determining the fair value of our common stock. These factors generally include the following:

Company-specific factors

•	our operating and financial performance;

•	the introduction of new products;

•	the level of competition for our existing and planned products;

•	the amount and pricing of our preferred share financings with outside investors in arm’s-length transactions;

•	the rights, preferences and privileges of those mandatorily redeemable preferred shares relative to those of our common shares;

•	the hiring of key personnel;

•	the lack of a public market for our common and mandatorily redeemable preferred shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	industry recognitions and awards; and

•	the development of end customer relationships.

Industry-specific factors

•	industry information such as market growth and volume;

•	public trading prices of the common stock of companies in our industry;

•	emerging trends and issues; and

•	the performance of similarly situated companies in our industry.

General economic factors

•	trends in consumer spending, including consumer confidence;

•	overall economic indicators, including gross domestic product, unemployment and manufacturing data; and

•	the general economic outlook.

The contemporaneous common stock valuation as of January 31, 2010 primarily utilized the income approach to estimate the aggregate enterprise value of the Company at such valuation date. Under the income approach, the fair value of a business is estimated based on the cash flows that the business can be expected to generate over its remaining life. In applying the income approach, our estimated cash flows were converted to their present value equivalent using a rate of return appropriate for the risk of achieving our projected cash flows. The present value of the estimated cash flows was then added to the present value equivalent of the residual value of the business at the end of projection period to arrive at an estimate of the fair value of the business. Once the enterprise value was estimated pursuant to the foregoing analyses, the value was allocated among the company’s debt and its various classes of equity based on the characteristics of each such class and its claim on the company’s assets. Stock characteristics that were factored into the analyses included liquidation preferences, participation features, convertibility features and value sharing between classes of stock. Factors considered in allocating the value of each class of equity utilized in the stock option pricing theory include estimated volatility, an estimated time to liquidation and a risk-free rate of return.

Since we recently completed a preferred stock financing in April 2009, our contemporaneous common stock valuations as of June 5, 2009 and June 23, 2009 utilized the prior sale of company stock method as the primary method in estimating our enterprise value, as the AICPA Practice Aid indicates a third-party transaction between a willing buyer and a willing seller is the best indication of the fair value of an enterprise. The primary sale of company stock method focuses on prior arm’s-length sales of equity interests in determining fair value. Considerations that were factored into the prior sale of company stock method included: (1) the size and amount of equity interests sold, (2) the relationship of the parties involved in the sale transaction, (3) the timing of the sale compared to the valuation date and (4) the financial condition and structure of the company at the time of the sale.

The income approach was then used to evaluate the reasonableness of the results arrived under the prior sale of company stock method. Under the income approach, the fair value of a business is estimated based on the cash flows that the business can be expected to generate over its remaining life. In applying the income approach, our estimated cash flows for the current year and the three succeeding years were converted to their present value equivalent using a rate of return appropriate for the risk of achieving our projected cash flows. The present value of the estimated cash flows was then added to the present value equivalent of the residual value of the business at the end of projection period to arrive at an estimate of the fair value of the business. Once the enterprise value was estimated pursuant to the foregoing analyses, the value was allocated among the company’s debt and its various classes of equity based on the characteristics of each such class and its claim on the company’s assets. Stock characteristics that were factored into the analyses included liquidation preferences, participation features, convertibility features and value sharing between classes of stock.

Aggregate Intrinsic Value of Outstanding Stock Options

Based upon an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding stock options vested and expected to vest as of March 1, 2010 was $             million, of which $             million related to vested stock options and $             million related to stock options expected to vest.

	December 31, 2009	Weighted Average Exercise Price	IPO Price	Excess of IPO Price	Aggregate Intrinsic Value
Vested	4,260,198	$0.28	$	$	$
Expected to vest	10,583,505	0.04

Total vested & expected to vest	14,843,703	0.04			$

Fair Value of Warrants to Purchase Mandatorily Redeemable Preferred Stock and Mandatorily Redeemable Common Stock

In accordance with authoritative guidance, we classify outstanding warrants to purchase shares of our mandatorily redeemable preferred stock and warrants to purchase shares of our mandatorily redeemable common stock as current liabilities and adjust their carrying values to fair value at the end of each reporting period. We recorded income of $0.8 million and expense of $3.6 million in “warrant revaluation income (expense)” for the years ended December 31, 2008 and 2009, respectively, to reflect changes in the fair value of these warrants. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a discussion of mandatorily redeemable common stock and warrants to purchase mandatorily redeemable common stock.

The value of each warrant is determined using the Black-Scholes valuation model which has a number of variables including risk-free interest rates, volatility, remaining contractual warrant term and the fair value of our common stock. Our board of directors estimates the fair value of the underlying common stock by evaluating and considering a number of objective and subjective factors. The valuation analysis is based upon a number of assumptions and estimates, including the selection of the most relevant valuation approach and the approach for the allocation of the total enterprise value to the various classes of stock; selection of market multiples; estimation of future cash flows; selection of the appropriate weighted average cost of capital; and estimation of marketability discount and assessment of probabilities for different business scenarios used in the valuation model.

There is inherent uncertainty in these estimates and the valuation of each warrant is sensitive to movements in the underlying value of our stock. If we had made different assumptions and estimates, the fair value amounts recorded for our warrants could have been materially different.

Income Taxes

We account for income taxes under the balance sheet approach, whereby we estimate the income taxes in each jurisdiction in which we operate. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that is more likely than not to be realized, we will adjust our valuation allowance with a corresponding impact to the provision (benefit) for income taxes in the period in which such determination is made.

Effective January 1, 2007, we adopted new authoritative guidance regarding uncertain tax positions. This guidance requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the consolidated financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the consolidated financial statements classification of tax related penalties and interest and set forth new disclosures regarding unrecognized tax benefits. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Results of Operations

Comparison of Years Ended December 31, 2008 and 2009

	Year Ended December 31,		Change
	2008	2009	$	%
	(In thousands)
Operations Data:
Revenue:
Product revenue	$7,577	$40,955	$33,378	441%
Services and other revenue	6,308	2,698	(3,610)	(57)

Total revenue	13,885	43,653	29,768	214

Cost of revenue:
Cost of product revenue	4,383	21,821	17,438	398
Cost of services and other revenue	2,554	475	(2,079)	(81)

Total cost of revenue	6,937	22,296	15,359	221

Gross profit	6,948	21,357	14,409	207

Operating expenses:
Research and development	32,769	28,765	(4,004)	(12)
Sales, general and administrative	7,602	6,338	(1,264)	(17)

Total operating expenses	40,371	35,103	(5,268)	(13)

Loss from operations	(33,423)	(13,746)	19,677	(59)
Interest income, net	398	118	(280)	(70)
Warrant revaluation income (expense)	808	(3,598)	(4,406)	*
Other income (expense), net	3	186	183	*

Total interest and other income (expense), net	1,209	(3,294)	(4,503)	*

Loss before income taxes	(32,214)	(17,040)	15,174	(47)
Provision (benefit) for income taxes	51	(119)	(170)	*

Net income (loss)	(32,265)	(16,921)	15,344	(48)
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	—	57,434	57,434	*

Net income (loss) available to common and preferred stockholders	$(32,265)	$40,513	$72,778	*

*	Not meaningful

Revenue

Product Revenue

Product revenue increased 441% from $7.6 million in 2008, to $41.0 million in 2009. This increase was primarily due to an increase of over 400% in the number of units sold. The increase in the number of units sold was driven by the initial deployment by global telecommunications carriers of new, commercial services based upon 4G-WiMAX wireless broadband technology. We benefited from increases in market penetration of our products and the impact of growing customer volume purchases of our BCS5200 semiconductors that were introduced in late 2008. In addition, 33% of our product revenue was due to sales of our BCSM250 semiconductors introduced in 2009 that were sold at a higher average selling price than our BCS200 semiconductors. Historically, changes in average selling prices have not had a significant impact on our product revenue. In the future, as product volume shipments in our markets increase and larger competitors enter the markets in which we compete, we may experience large decreases in average selling prices, which would have a significant impact on our product revenue.

Services and Other Revenue

Services and other revenue decreased 57% from $6.3 million in 2008 to $2.7 million in 2009 due to an increased focus on increasing product revenue relative to IOT and software. Within services and other revenue, software revenue decreased by 52%, or $1.1 million, and IOT revenue decreased by $1.7 million, or 80%. The balance of the decrease was primarily attributable to decreased NRE revenue associated with the design of customer base station products from 2008 to 2009.

Cost of Revenue

Cost of product revenue increased 398% from $4.4 million in 2008 to $21.8 million in 2009 due to higher product and manufacturing costs associated with the increased number of units purchased by customers. Services and other cost of revenue declined 81% from $2.6 million in 2008 to $0.5 million in 2009. This decrease was consistent with the decline in IOT and software and other revenue due to lower services revenue levels.

Gross Profit

Gross profit increased 207% from $6.9 million in 2008 to $21.4 million in 2009. Product gross profit percentage increased from 42% in 2008 to 47% in 2009 primarily due to higher volumes of products sold, the fixed nature of some manufacturing related costs and decreased levels of obsolescence reserves recorded when compared to 2008. Services and other revenue gross profit percentage increased from 60% in 2008 to 82% in 2009 due to the continued decline of IOT revenue during 2009 which has a higher cost of revenue due to labor expenses.

Research and Development

Research and development expense decreased 12%, from $32.8 million in 2008 to $28.8 million in 2009 primarily due to a decrease in research and development headcount and salaries in December 2008. This headcount reduction resulted in a decrease in personnel costs and stock-based compensation expense of $3.8 million and a decrease in spending on software and hardware tools of $0.4 million. The total number of research and development personnel decreased from 201 at the beginning of 2008 to 157 as of December 31, 2008 and 2009. The effect of the 2008 reductions is fully reflected in the 2009 results.

Sales, General and Administrative

Sales, general and administrative expense decreased 17%, from $7.6 million in 2008 to $6.3 million in 2009 primarily due to a decrease in headcount and a resulting decrease in salaries and stock-based compensation expense for the sales, marketing, finance, human resources, information technology and administrative personnel. The total number of sales, general and administrative personnel decreased from 26 at the beginning of 2008 to 23 as of December 31, 2008 and further decreased to 20 as of December 31, 2009. The effect of the 2008 reductions is fully reflected in the 2009 results in addition to the 2009 reductions that took effect in early 2009.

Interest Income, Net

Interest income, net decreased 70% from $0.4 million in 2008 to $0.1 million in 2009. The change was primarily due to a decrease in the interest rates earned on our cash and money market funds and lower overall balances. Additionally, interest expense decreased primarily due to lower outstanding debt balance in 2009 compared to 2008.

Warrant Revaluation Income (Expense)

We recorded warrant revaluation income of $0.8 million and expense of $3.6 million in 2008 and 2009, respectively, to reflect the decrease and increase in the estimated fair value of warrants. The increase in warrant revaluation expense was primarily due to the issuance of warrants to purchase mandatorily redeemable common stock in April 2009 which increased in value between the issuance date and December 31, 2009. The increase in the fair value of the warrants was due to an increase in the estimated fair value of our common stock. See Note 1 to our consolidated financial statements included elsewhere in this prospectus for a discussion of mandatorily redeemable common stock and warrants to purchase mandatorily redeemable common stock.

Other Income (Expense), Net

Other income (expense), net primarily represents exchange gains or losses on our exposures to foreign currency denominated transactions, primarily associated with the changes in exchange rates between the U.S. Dollar and the Indian Rupee.

Provision (Benefit) for Income Taxes

We recorded an income tax provision of $0.1 million and an income tax benefit of $0.1 million for December 31, 2008 and 2009, respectively. The decrease of the income tax provision from 2008 to 2009 is due primarily to an increase in foreign deferred tax assets.

Comparison of Years Ended December 31, 2007 and 2008

	Year Ended December 31,		Change
	2007	2008	$	%
	(In thousands)
Revenue:
Product revenue	$5,958	$7,577	$1,619	27%
Services and other revenue	7,942	6,308	(1,634)	(21)

Total revenue	13,900	13,885	(15)	(0)

Cost of revenue:
Cost of product revenue	3,116	4,383	1,267	41
Cost of services and other revenue	6,879	2,554	(4,325)	(63)

Total cost of revenue	9,995	6,937	(3,058)	(31)

Gross profit	3,905	6,948	3,043	78

Operating expenses:
Research and development	35,919	32,769	(3,150)	(9)
Sales, general and administrative	6,965	7,602	637	9

Total operating expenses	42,884	40,371	(2,513)	(6)

Loss from operations	(38,979)	(33,423)	5,556	(14)
Interest income, net	2,087	398	(1,689)	(81)
Warrant revaluation income (expense)	(242)	808	1,050	*
Other income (expense), net	(204)	3	207	*

Total interest and other income (expense), net	1,641	1,209	(432)	(26)

Loss before income taxes	(37,338)	(32,214)	5,124	(14)
Provision (benefit) for income taxes	154	51	(103)	(67)

Net income (loss)	$(37,492)	$(32,265)	$5,227	(14)

*	Not meaningful

Revenue

Product Revenue

Product revenue increased 27% from $6.0 million in 2007 to $7.6 million in 2008. This increase was primarily due to an increase in the number of units sold. The increase in the number of units sold was driven by the initial deployment by telecommunications carriers of new, commercial services based upon 4G-WiMAX wireless broadband technology and an increase in market penetration of our products.

Services and Other Revenue

Services and other revenue decreased 21% from $7.9 million in 2007 to $6.3 million in 2008. The decrease was primarily due to a decrease in NRE services revenue of $3.6 million, which was partially offset by an increase in software and other revenue of $1.7 million and an increase of $0.2 million in revenue from interoperability testing services.

Cost of Revenue

Cost of product revenue increased 41% from $3.1 million in 2007 to $4.4 million in 2008. This increase was primarily due to higher product and manufacturing costs associated with the increased number of units purchased by customers. Services and other cost of revenue decreased 63% from $6.9 million in 2007 to $2.6 million in 2008. This decrease was consistent with the decline in services and other revenue.

Gross Profit

Gross profit increased 78% from $3.9 million in 2007 to $6.9 million in 2008. Our gross profit percentage decreased from 48% in 2007 to 42% in 2008. This decrease was primarily attributable to inventory related obsolescence reserves recorded in 2008. In 2008 our services gross profit percentage increased from 13% in 2007 to 60% in 2008 due to the decline of IOT revenue during 2009 which has a higher cost of revenue due to labor expenses.

Research and Development

Research and development expense decreased 9%, from $35.9 million in 2007 to $32.8 million in 2008, primarily due to a decrease in headcount, resulting in a decrease in personnel costs and stock-based compensation expense of approximately $1.4 million and a decrease in spending on software and hardware tools relating to the development of our products of approximately $1.3 million and in travel expenses of approximately $0.3 million.

Sales, General and Administrative

Sales, general and administrative expense increased 9%, from $7.0 million in 2007 to $7.6 million in 2008, primarily due to an increase in sales expense associated with increased headcount, which in turn resulted in an increase in personnel costs and stock-based compensation expense of approximately $1.0 million and an increase in travel expenses of approximately $0.2 million. This increase in sales expense was offset partially by a decrease in general and administrative expense primarily due to a decrease in personnel costs of approximately $0.2 million due to reduced headcount and a decrease of approximately $0.2 million in professional fees for outside legal services.

Interest Income, Net

Interest income, net decreased 81%, from $2.1 million in 2007 to $0.4 million in 2008, primarily due to a significant decrease in our average cash balance in 2007 compared to 2008. We maintained a higher average cash balance in 2009 following our Series D preferred financing in 2008.

Warrant Revaluation Income (Expense)

We recorded warrant revaluation expense of $0.2 million and income of $0.8 million in 2007 and 2008, respectively, to reflect the increase and decrease in the estimated fair values of the warrants. The increase in warrant revaluation income was due to a decrease in the fair market value of the respective warrants at December 31, 2008 compared to December 31, 2007, which was a result of a decrease in the estimated fair market value of our mandatorily redeemable preferred stock.

Other Income (Expense), Net

Other income (expense), net primarily represents exchange gains or losses on our exposures to foreign currency denominated transactions, primarily associated with the changes in exchange rates between the U.S. Dollar and the Indian Rupee.

Provision (Benefit) for Income Taxes

We recorded an income tax provision of $0.2 million and $0.1 million for the years ended December 31, 2007 and 2008, respectively. The decrease in the income tax provision is due primarily to a decrease in foreign withholding taxes.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the four quarters ended December 31, 2009. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read this table together with our consolidated financial statements and the related notes thereto included in this prospectus. Our quarterly results of operations are likely to vary in the future. The results of operations for any quarter are not necessarily indicative of results for the entire year and are not necessarily indicative of any future results.

	For the Three Months Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In thousands)
Operations Data:
Revenue:
Product revenue	$2,861	$5,932	$11,814	$20,348
Services and other revenue	1,455	429	252	562

Total revenue	4,316	6,361	12,066	20,910

Cost of revenue:
Cost of product revenue	1,891	3,858	6,658	9,414
Cost of services and other revenue	290	73	49	63

Total cost of revenue	2,181	3,931	6,707	9,477

Gross profit	2,135	2,430	5,359	11,433
Operating expenses:
Research and development	6,401	6,910	8,389	7,065
Sales, general and administrative	1,555	1,902	1,449	1,432

Total operating expenses	7,956	8,812	9,838	8,497

Income (loss) from operations	(5,821)	(6,382)	(4,479)	2,936
Interest income, net	39	42	20	17
Warrant revaluation income (expense)	15	(65)	(2,718)	(830)
Other income (expense), net	(136)	91	58	173

Total interest and other income (expense), net	(82)	68	(2,640)	(640)

Income (loss) before taxes	(5,903)	(6,314)	(7,119)	2,296
Provision (benefit) for income taxes	5	(11)	(11)	(102)

Net income (loss)	(5,908)	(6,303)	(7,108)	2,398
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	—	57,434	—	—

Net income (loss) available to common and preferred stockholders	$(5,908)	$51,131	$(7,108)	$2,398

Our product revenue generally increased sequentially in each of the quarters presented primarily due to the initial deployment by global telecommunications carriers of new, commercial service based upon 4G-WiMAX wireless broadband technology. Services and other revenue decreased in the third quarter of 2009 as compared to the second quarter of 2009 and increased in the fourth quarter of 2009 primarily due to the timing of customer-related services work completed and software licenses and associated customer support provided during each quarter. Cost of services and other revenue correspondingly decreased in the third quarter of 2009 as compared to the second quarter of 2009 and increased in the fourth quarter of 2009 primarily due to the level of services and other revenue recorded each quarter. Research and development expense increased in the third quarter of 2009 as compared to the second quarter of 2009 primarily due to the timing of purchase of product-related tooling in the third quarter and then decreased in the fourth quarter of 2009 as product-related tooling was not purchased in that quarter. Sales, general and administrative expense decreased in the third quarter of 2009 as compared to the second quarter of 2009 primarily due to costs associated with an executive who terminated employment in the second quarter of 2009.

Liquidity and Capital Resources

Sources of Liquidity

We believe that our available cash, cash equivalents and restricted cash will be sufficient to fund operations and capital expenditures for the next 12 months. Since inception, we have financed our operating activities and capital expenditures primarily through proceeds from the issuances of our mandatorily redeemable preferred stock. Additionally, we have a senior secured credit facility of $7.5 million with a bank executed in December 2009. As of December 31, 2009 there were no amounts outstanding related to our credit facility. Our credit facility requires that we satisfy certain financial ratios and covenants that can otherwise impact our liquidity through limiting dispositions, acquisitions, the ability to incur indebtedness and the maintenance of collateral accounts.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Net cash used in operating activities	$(22,279)	$(26,149)	$(16,023)
Net cash used in investing activities	(3,426)	(570)	(1,136)
Net cash provided by (used in) financing activities	16,877	(1,203)	19,696

Net increase (decrease) in cash and cash equivalents	$(8,828)	$(27,922)	$2,537

Cash Flows from Operating Activities

Net cash used in operating activities in 2009 primarily reflected a net loss of $16.9 million, and increases in accounts receivable of $7.2 million, inventories of $11.9 million and deferred revenue, net of costs, of $1.5 million, offset by depreciation and amortization of $7.0 million, stock-based compensation of $3.5 million accounts payable of $5.9 million, revaluation of warrants to fair value of $3.6 million and accrued expenses and other current liabilities of $1.8 million. The decrease in net cash used in operating activities from 2008 to 2009 was primarily due to a decrease in net loss of $15.3 million, an increase in accounts receivable of $6.2 million primarily due to higher revenue in the fourth quarter of 2009 and an increase in inventory of $10.4 million as we continued to build inventory in order to meet increased customer demand, offset by a $6.3 million increase in accounts payable primarily due to higher purchases in 2009 and accrued expenses and other liabilities.

Net cash used in operating activities in 2008 primarily reflected a net loss of $32.3 million, and increases in accounts receivable of $1.0 million, inventories of $1.5 million, accrued expenses and other current liabilities of $0.7 million and deferred revenue, net of costs, of $1.2 million, offset by depreciation and amortization of $8.0 million and stock-based compensation of $3.4 million. The increase in net cash used in operating activities from 2007 to 2008 was primarily due to increases in accounts receivable of $0.5 million, inventory of $1.0 million and prepaid expenses and other current assets of $1.5 million. In addition, decreases in accrued expenses and other current liabilities of $2.0 million and deferred revenue of $4.6 million, also attributed to the net case used in operating activities in 2008.

Net cash used in operating activities in 2007 primarily reflected a net loss of $37.5 million, and increases in accounts receivable of $0.5 million, inventories of $0.5 million and accounts payable of $0.6 million, offset by depreciation and amortization of $6.9 million, stock-based compensation of $3.4 million, prepaid expenses and other current assets of $1.0 million, accrued expenses and other current liabilities of $1.3 million and deferred revenue, net of costs of $3.4 million.

Cash Flows from Investing Activities

Net cash used in investing activities in 2009 consisted of purchases of property and equipment of $0.1 million and our restricted cash balance of $1.0 million. Cash used in investing activities in 2008 consisted of purchases of property and equipment of $0.6 million. Cash used in investing activities in 2007 consisted of purchases of property and equipment of $1.5 million and $1.9 million used in connection with the acquisition of the assets of Aspendos Communications in 2007.

Cash Flows from Financing Activities

Cash flows from financing activities reflect our common and preferred stock transactions and any bank or capital lease financing. Net cash provided by financing activities in 2009 consisted primarily of $19.9 million in net proceeds from the sale of mandatorily redeemable preferred stock in April 2009 and $0.5 million in proceeds from stock option exercises, early exercise of common stock options and exercises of warrants.

Net cash used in financing activities was $1.2 million in 2008 and consisted primarily of payments on our capital lease and line of credit. Net cash provided by financing activities in 2007 of $16.9 million consisted of $23.0 million from the proceeds of the sale of mandatorily redeemable preferred stock in 2007, $1.0 million and $5.8 million of repayments of debt associated with capital leases and line of credit borrowings, respectively, and proceeds from stock option exercises and early exercises of common stock of $0.7 million in 2007.

Operating and Capital Expenditure Requirements

We expect our operating and capital expenditures to increase in absolute dollars in the foreseeable future as we increase headcount, expand our business activities, grow our end customer base and implement and enhance our information technology and enterprise resource planning systems. We also expect to increase credit limits and terms we offer to distributors and customers that purchase products directly from us. We expect our accounts receivable and inventory balances to increase, partially offset by increases in accounts payable, which will result in higher needs for working capital. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we may seek to sell equity or convertible debt securities or enter into a credit facility which may contain operating covenants. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common stock. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. If the 4G-WiMAX and 4G-LTE markets do not grow or grow less quickly than expected, it may have a negative impact on our liquidity. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties, and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this prospectus. We have based our estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect.

Our short and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations;

•	our ability to control our costs;

•	the emergence of competing or complementary technological developments;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

•	the acquisition of businesses, products and technologies.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2009 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period as of December 31, 2009
	(In thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	All Other
Contractual Obligations (1)
Facilities under operating leases (2)	$1,753	$653	$725	$375	$—	$—
Technology license obligations under capital lease (3)	3,666	1,160	2,228	278	—	—
Noncancelable purchase obligations (4)	5,098	4,585	456	57	—	—

Total	$10,517	$6,398	$3,409	$710	$—	$—

(1)	We are unable to reliably estimate the timing of future payments related to uncertain tax positions, therefore $0.4 million of income taxes payable has been excluded from the table above. We do not expect settlement of such liabilities will have a material effect on the results of operations, consolidated financial position or liquidity in any single period.

(2)	Facilities under operating leases represent facilities in India, Santa Clara, Irvine and Japan. The India research center leases are for five year periods and terminate in 2012. The leases for the Santa Clara headquarters and the Irvine research center are for five years and three years, respectively, and both terminate in 2011. The Japan sales office is a month to month lease.

(3)	Technology license obligations under capital lease represent future cash payments for design automation software licenses which are used in the design of our products.

(4)	Non-cancelable purchase obligations consist primarily of inventory purchase obligations with our foundry vendor of approximately $4.2 million and maintenance fees we are committed to pay under software licenses.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

Interest Rate Risk

We had cash, cash equivalents and restricted cash totaling $13.3 million and $16.8 million as of December 31, 2008 and 2009, respectively. Our cash, cash equivalents and restricted cash consist of cash in standard bank accounts and investments in money market funds. The primary objectives of our investment activities are to preserve principal, and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in money market funds. Due to the short-term and highly liquid nature of our portfolio, a movement in interest rates of 100 basis points during the year ended December 31, 2009 would not have a material effect on interest income.

Foreign Currency Risk

The functional currency of our one foreign subsidiary located in India is the U.S. dollar. All of our sales are denominated in U.S. dollars. We therefore have no foreign currency risk associated with our revenue. The payment terms of all of the significant supply chain vendors with whom we outsource the manufacturing of our products are also denominated in U.S. dollars. Our operations outside of the United States incur operating expenses and hold assets and liabilities denominated in foreign currencies, principally the Indian rupee, the Taiwan dollar, the Japanese yen and the Korean won. As a result, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency hedging contracts, and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Recent Authoritative Accounting Guidance

In September 2006, authoritative guidance was issued which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the effective date of the standard was delayed until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The standard does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In April 2009, further guidance was issued for estimating fair value when the level of market activity for an asset or liability has significantly decreased, which is effective for interim and annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In June 2008, new authoritative guidance was issued for determining whether instruments granted in stock-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested stock-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore, are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for fiscal years beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

Effective January 1, 2009, we adopted new authoritative guidance related to business combinations. The updated guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The updated standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The updated standard also provides guidance for recognizing changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals that result from a business combination transaction as adjustments to income tax expense. The adoption of this updated guidance related to business combinations did not have an impact on our consolidated financial statements.

In April 2009, authoritative guidance was updated related to business combinations to address application issues regarding initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. In circumstances where the acquisition-date fair value for a contingency cannot be determined during the measurement period and it is concluded that it is probable that an asset or liability exists as of the acquisition date and the amount can be reasonably estimated, a contingency is recognized as of the acquisition date based on the estimated amount. This updated guidance is effective for assets or liabilities arising from contingencies in business combinations completed by us on or after January 1, 2009. The adoption of this updated guidance did not have an impact on our consolidated financial statements.

In May 2009, new authoritative guidance was issued which establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new requirement to disclose the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on our consolidated financial statements.

In June 2009, the authoritative guidance was revised for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The new accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. We are currently evaluating both the timing and the impact of this standard on our consolidated financial statements.

In October 2009, authoritative guidance was updated to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. We are currently evaluating both the timing and the impact of this standard on our consolidated financial statements.

BUSINESS

Overview

We are a leading designer, developer and supplier of high-performance, highly-integrated and cost-effective semiconductor solutions for mobile broadband communications devices. We leverage our advanced wireless technology and system-level design expertise to enable OEMs and ODMs to provide highly differentiated 4G, or fourth generation, wireless solutions for mobile and fixed applications. Our semiconductor solutions incorporate proprietary signal processing techniques, algorithms and software that deliver industry-leading performance as measured by network throughput, signal reach and power consumption. Since the first commercial shipments of our semiconductor solutions in 2005, we have shipped over 4 million 4G-WiMAX, or worldwide interoperability for microwave access, semiconductor solutions, and believe that we are the leading supplier of 4G semiconductor solutions globally based on volume shipped to date. In 2009, we shipped more than 2.5 million 4G-WiMAX semiconductor solutions, which solutions include our baseband chipset, and which according to TSR represented approximately 65% of the total 4G-WiMAX baseband chipset shipments in 2009.

We are a fabless semiconductor company that offers baseband and RF integrated circuits, complete reference designs and software solutions to enable our customers to quickly and easily integrate our 4G solutions into a wide variety of end user devices, including USB dongles for mobile computers, modems, gateways, mobile routers, smartphones and other wireless mobile devices. Our semiconductor solutions are also used in a variety of industrial devices for machine-to-machine communications, smart grid meters and video surveillance devices.

We are a pioneer of the key technologies that enable the high-speed wireless transmission of data, voice and video over next-generation mobile broadband networks known as 4G networks. A 4G network is the fourth generation of wireless communication currently being researched and constructed by the mobile phone industry and other technology developers. A primary goal of those deploying 4G networks is to achieve much faster data throughput speeds than with previous generations of networks. Today, these 4G mobile broadband networks are based on two industry standard protocols - 4G-WiMAX or 4G-LTE, or long-term evolution, both of which utilize OFDMA for advanced digital modulation, and MIMO for enhanced antenna functionalities. These wireless technologies allow increased data throughput and efficiency of wireless data transmission when compared to CDMA technology used in 3G networks. We believe our extensive expertise in OFDMA and MIMO technologies and the industry-leading performance of our products have enabled us to deliver the most widely adopted 4G semiconductor solutions to the market based on volume shipped to date.

Currently, our products are utilized in 4G-WiMAX networks globally, including in Brazil, India, Japan, Korea, Malaysia, Mexico, Russia and the United States. According to the WiMAX Forum, as of March 2010, more than 550 4G-WiMAX networks had been deployed globally covering a total population of 620 million people. According to data from Informa Telecoms & Media and the CDMA Development Group, as of the fourth quarter of 2009, approximately 596 million wireless subscribers use 3G networks. In addition to the 4G-WiMAX networks deployed today, we expect 4G-LTE networks to be deployed globally as existing 3G networks are upgraded, although to date there has been limited commercial deployment. Our recently announced BCS500 4G multi-protocol semiconductor solution is designed to support both 4G-WiMAX and 4G-LTE and enable seamless global roaming across different 4G networks, and we believe that our ability to support both 4G-WiMAX and 4G-LTE in the same product will be a key differentiator for us as 4G-LTE networks develop and become more prevalent. We expect that our initial multi-protocol semiconductor solution product will be available for customer evaluation late in 2010, and expect that customers may order commercial quantities of our initial product for their production needs during the first half of 2011.

We collaborate on product development with leading operators such as Clearwire, Sprint Nextel and UQ Communications, and with TEMs such as Motorola and Alvarion. We have strategic relationships at key stages of 4G network planning and deployment to help ensure that our solutions are field-tested for interoperability and can be seamlessly integrated into end user devices that are built by OEM customers such as Motorola, NEC AT, Novatel, Sierra Wireless, Ubee and ZTE, and ODMs such as Accton, C-motech, Gemtek and Quanta. Our total revenue increased from $13.9 million in 2007 to $43.7 million in 2009, and we became profitable in the fourth quarter of 2009, with total revenue of $20.9 million. During the same periods, our annual net loss decreased from $37.5 million in 2007 to $16.9 million in 2009.

Industry Background

Two key trends are expected to drive growth in the global communications industry: the emergence of the mobile Internet which allows high-speed wireless access to rich media content now available on the Internet and the continued penetration of broadband access to the Internet in areas around the world where the existing infrastructure has not been able to provide cost-effective access.

•

Increasing demand for the mobile Internet is straining existing wireless networks.    Over the past 20 years, mobile phones have become an integral part of day to day communications. With performance and functionality driven by the availability of faster, smaller, cheaper and more power-efficient semiconductor components, mobile phones have evolved from being used solely for voice communication into smartphones that provide the computing power that had been available only in PCs just a few years ago. The rapid growth in the capability of wireless devices has driven increasing demand for widespread access to the Internet. Furthermore, the proliferation of rich media content and online applications is driving a fundamental change in the way people communicate and consume content. Data-oriented mobile devices are facilitating the access to and use of rich media content such as video, while content and online applications are driving the growth of data-centric mobile devices such as smartphones, mobile Internet devices, netbooks and mobile gaming consoles. According to Gartner Research, the number of smartphones is expected to grow at a compound annual rate of 36% from 183 million units in 2009 to 627 million units in 2013. Mobile data traffic increased by approximately 160% from 2008 to 2009, and is expected to approximately double every year through 2014, increasing approximately 39 times between 2009 and 2014 according to the Cisco Digital Networking Index. The demand for mobile Internet access at faster speeds has created capacity constraints within existing wireless networks. Wireless networks are the backbone for carrying mobile data traffic and in order to meet increasing bandwidth needs, wireless networks must adapt and evolve to offer expanded capacity and accommodate more users simultaneously.

•

Wireless broadband can address demand for global broadband penetration.    The telecommunications infrastructure in many countries and regions of the world is insufficient to provide high-speed Internet access. According to Frost & Sullivan, as of October 2009, global broadband penetration had only reached 8% of the population. While developed countries have penetration rates reaching as high as 44%, developing countries have much lower penetration rates. For example, Asia-Pacific, Eastern Europe and Latin America have penetration rates of 5%, 8% and 6%, respectively, and many are promoting broadband connectivity as a key development initiative. Governments around the world have recognized that the lack of communications infrastructure is a key hurdle to the economic development and competitiveness of these regions. Increasingly, developing countries are embracing wireless network infrastructure initiatives as a cost-effective alternative to fiber-based deployments for delivering broadband to end users. The advent of affordable, reliable wireless broadband solutions such as 4G-WiMAX is enabling service providers in many countries to expand the footprint of their infrastructure and provide vital broadband access to underserved markets.

Evolution of Wireless Networks

Over the past decade, wireless networks have evolved from solely providing voice telephony to now supporting both voice and data communications. The current 3G wireless networks were designed to be overlaid onto existing 2G networks to enhance data communication speeds while minimizing capital expenditures. This resulted in 3G networks being constrained by old circuit-switched telephony paradigms. Service providers trying to use 3G networks to provide mobile broadband services are facing significant technology challenges due to limited data speeds and inefficient utilization of frequency spectrum, which often render them unable to address the fast growing demand for mobile broadband services in a cost-effective manner.

Next-Generation Wireless Broadband Access Technologies

As a result of the need for a faster, more spectrally efficient and more cost-effective mobile access technology, OFDMA and MIMO have emerged to differentiate the next generation of mobile broadband communications standards, and are fundamental technologies used in 4G networks. OFDMA is a type of digital modulation scheme that achieves significantly higher bandwidth within a given frequency range than those used in current 3G wireless networks. MIMO is a smart antenna technology that enables higher data throughput and signal range without requiring additional bandwidth or transmit power. The throughput and range extension capabilities of these OFDMA-based 4G technologies allow base stations to cover a larger service area and provide increased network capacity, thereby reducing capital expenditures for operators. Two major and commonly accepted 4G solutions exist today: 4G-WiMAX and 4G-LTE.

4G Wireless Technology Standards

4G is a term used in the wireless telecommunications industry to refer to the next generation of mobile communications standards. WiMAX and LTE are the two different wireless technology standards that are currently generally referred to as 4G. 4G-LTE was developed by Third Generation Partnership Project, or 3GPP, and standardized as 3GPP Release 8. 4G-WiMAX was developed by IEEE working group 802.16, and the version commonly referred to as Mobile WiMAX is based on 802.16e-2005. Both solutions utilize OFDMA and MIMO technology and share very similar core technologies in radio design, coding schemes and signal processing algorithms. Operators who have deployed 4G-WiMAX often include new market entrants or greenfield operators who are looking for competitive differentiation from the incumbent operators. Operators who choose to deploy 4G-LTE networks will typically be incumbents that are looking to upgrade their existing 3G networks to 4G networks.

In addition, the Radiocommunication Sector of the International Telecommunications Union, or ITU-R, is developing recommendations for global standards for the wireless telecommunications industry. The ITU-R is currently working on its next generation for 4G standards referred to as IMT Advanced, where IMT stands for International Mobile Telecommunications. The standardization process is currently ongoing and candidate technologies include LTE-Advanced, which is being standardized as 3GPP–Release 10, and WiMAX 2, which is standardized as IEEE 802.16m.

4G-WiMAX

The WiMAX Forum is an industry alliance founded to promote the global adoption of WiMAX as the broadband wireless Internet technology of choice. Members of the WiMAX Forum include leading technology and communications infrastructure companies, such as Alcatel-Lucent, Intel, Motorola, Nokia, Samsung and ZTE. Operators who have adopted 4G-WiMAX technology in their networks include BSNL, Clearwire, Comcast, KDDI, KT Corp, Sprint Nextel, UQ Communications and Yota. According to the WiMAX Forum, there are more than 550 4G-WiMAX networks in 148 countries around the world. 4G-WiMAX was designed to compete with existing cellular network solutions. In developing countries, 4G-WiMAX addresses the need for broadband access. In countries or regions where the wireline infrastructure is too limited and often insufficient to support broadband access, the market opportunity for 4G-WiMAX lies in providing broadband connectivity to the home or enterprise. India, for example, has over 191 million households and less than 50 million wireline connections, and BSNL, the government-owned telecommunications operator, launched its first commercial 4G-WiMAX network in the fourth quarter of 2009 to address this need. The U.S. government has included approximately $7.0 billion to expand broadband Internet access into underserved and rural areas as part of the 2009 economic stimulus program. We believe that the market opportunity to supply 4G-WiMAX solutions in the wireless broadband access area should continue to grow as operators extend their networks.

In developed countries, 4G-WiMAX services address the increasing demand for mobile broadband access to the Internet that existing 3G networks have been unable to address. Clearwire, the leading 4G-WiMAX operator in the United States, has reported that it had over 650,000 subscribers at the end of 2009, just one year after launching its first 4G-WiMAX service in Portland in January 2009, and it expects its number of subscribers to triple to approximately 2 million by the end of 2010. Additionally, Comcast and Sprint Nextel expect to add significant numbers of subscribers during 2010. Operators who deploy 4G-WiMAX networks often expect to gain an immediate competitive advantage over 2G and 3G networks by delivering high data throughput at competitive prices using their existing or newly allocated frequency spectrum. As technologies supporting multi-protocol platforms become commercially available, we expect 4G-WiMAX to be adopted by ODMs and OEMs along with 4G-LTE in the next-generation wireless broadband environment.

4G-LTE

4G-LTE was developed by 3GPP and is designed as the next-generation technology for operators with existing 3G networks to significantly increase bandwidth and capacity. However, upgrading existing networks to 4G-LTE requires significant capital investment and time. As of March 1, 2010, there was only one commercial deployment of 4G-LTE, launched by TeliaSonera in Sweden in December 2009. Many of the world’s largest mobile service providers have committed to deploy 4G-LTE network overlays to their existing 3G networks, led by NTT DoCoMo in Japan and Verizon Wireless in the United States. In the near term, adoption of 4G-LTE is expected to be driven by major 3G operators in developed countries. Over time, these network upgrades are expected to drive demand for 4G-LTE mobile devices, accelerating the growth of 4G-LTE.

4G Market Opportunity for Semiconductors

In order to promote subscriber adoption, various 4G-enabled devices are being deployed. Based on customer designs currently in process, we expect 4G-WiMAX-enabled USB dongles that can be attached to laptops to enable mobile broadband to represent a significant share of device shipments in 2010. Another major market segment for 4G-WiMAX is wireless broadband modems for broadband access deployments in emerging markets. Given accelerating deployments of 4G-WiMAX, we expect continued growth of these market segments. As 4G-LTE networks are deployed, we initially expect USB dongles to represent the majority of 4G-LTE products, and over time we expect mobile phones with integrated 4G-LTE capabilities to grow in volume.

According to the In-Stat WiMAX chipset market forecast as of January 2010, the 4G-WiMAX semiconductor market is expected to grow from approximately 10 million units in 2010 to approximately 40 million units in 2013, including embedded laptop solutions. According to the In-Stat LTE chipset market forecast as of February 2010, the 4G-LTE semiconductor market is expected to grow from approximately 0.5 million units in 2010 to approximately 35 million units as of 2013, including 4G-LTE-enabled phones.

Wireless Broadband Semiconductor Challenges

Wireless functionalities in mobile devices are provided primarily by semiconductor solutions. Traditionally, wireless semiconductor solutions supported individual functionalities, such as communications protocols, application processing and digital signal processing. More advanced process technologies, higher levels of integration and sophisticated design techniques allow for more of these functions to be integrated into fewer chips, thereby reducing component costs, overall power consumption and footprint. With the large number of wireless standards deployed around the world, the ability of a single semiconductor solution to handle multiple wireless networks and protocols has become a key differentiator as customers seek to reduce complexity and cost. However this process is inherently complex and in order to achieve long term success, wireless semiconductor providers must meet the following challenges:

Complexity of implementing 4G technologies.    Implementing core 4G technologies such as OFDMA and MIMO technology in silicon requires cross-functional engineering expertise and intellectual property in signal processing, RF design, system architecture, algorithm design and software development.

Complexity of semiconductor solution integration.    Semiconductor functional integration is complex and requires the development of innovative semiconductor architectures. In addition, systems and software expertise is increasingly becoming a requirement for silicon vendors as customers expect them to deliver complete solutions integrating semiconductor chipsets, reference designs, software and drivers. Cost pressures, form factor requirements and power constraints drive the demand for increased integration.

Field proven technologies and performance.    Operators demand rigorous test and validation prior to accepting a device in their networks. Field validation of performance, reliability and interoperability is a critical final proof of the design and a result of successful collaboration with many parties along the development process. Success over multiple generations of chip design is a key factor in vendor selection.

Comprehensive understanding of carrier expectations and wireless broadband system requirements.    The standards that carriers set for integrating products into their networks are high and difficult to meet, even by incumbent product providers. Carriers demand high levels of performance and reliability as well as the ability to interoperate with existing network infrastructures. Comprehensive understanding of carrier system architectures and wireless broadband system requirements is also critical to success.

Our Competitive Strengths

We design, develop, sell and support highly differentiated mobile and wireless broadband communications solutions for 4G wireless communications devices. Our semiconductor solutions incorporate proprietary signal processing techniques, algorithms and software to enable our customers to provide highly differentiated 4G wireless solutions for mobile and fixed applications. We believe our highly-integrated and cost-effective semiconductor solutions offer industry leading performance in throughput, connectivity, signal reach and power consumption. Our current wireless broadband solutions are used in a variety of applications including fixed and mobile 4G-WiMAX end point devices. Our next generation products are designed to seamlessly support multiple wireless broadband communication protocols and are designed to be applicable for a broad range of 4G-enabled devices.

We believe our competitive strengths include:

•

Market leadership in 4G semiconductor solutions.    We believe, based on our shipments of more than 4 million mobile 4G-WiMAX semiconductor solutions to date, that we are a leading supplier in current 4G silicon implementations worldwide. In 2009, we shipped more than 2.5 million 4G-WiMAX semiconductor solutions, which solutions include our baseband chipset, and represented approximately 65% of the total 4G-WiMAX baseband chipset shipments in 2009, according to TSR. Our innovative technology and our close strategic relationships with leading operators, TEMs, OEMs and ODMs provide us with a foundation for our leading position in the industry. We believe that our experience and incumbency in commercial 4G deployments provide a significant competitive advantage and positions us favorably for growth as 4G-LTE and future generations of wireless broadband technologies are deployed.

•

Silicon mapping expertise in wireless communications and history of industry leadership.    Developing semiconductor solutions involves the successful integration of system-level architecture, algorithms and software into silicon with functionalities that are compliant with industry standards. We have developed and commercially deployed five generations of our products, which we believe has given us significant expertise and leadership in the wireless broadband industry. We believe our industry firsts include:

•	the world’s first WiBro Chipset in October 2005;

•	the world’s first 4G-WiMAX Wave 2 chipset in December 2006;

•	the world’s first fully integrated 65nm Wave 2 solution in April 2008;

•	the world’s first single package 4G-WiMAX + VoIP customer premise equipment, or CPE, solution in September 2008; and

•	the world’s first Dual-Mode 3G CDMA/4G-WiMAX USB modem in January 2009 (using BCSM250 for 4G-WiMAX).

We believe our track record in successfully developing these products is evidence of our expertise in silicon mapping and solution development.

•

Key wireless broadband technologies expertise.    We have extensive expertise in OFDMA and MIMO, the core technologies for next-generation wireless broadband implementation. Our co-founder, Dr. Arogyaswami Paulraj, is recognized as a pioneer in these technologies. Dr. Paulraj is a key contributor to the advancement of smart antenna technology and holds multiple patents in MIMO. We believe that we were the first to deliver commercial wireless broadband solutions using these technologies with our first generation 4G-WiMAX solution dating back to 2005. We believe that OFDMA, due to its spectral efficiency, is a core technology for 4G and future generation wireless broadband technologies. OFDMA is well suited to work with smart antenna technologies such as MIMO, and we believe the combination of both technologies would increase data rates and improve signal reach on mobile devices. We believe that our core technical expertise and experience in OFDMA and MIMO technologies positions us as a leading supplier of semiconductor solutions to operators, TEMs and OEMs as they transition to 4G and future generations of wireless technology deployments.

•

Key global relationships across the wireless communications value chain with leading operators, TEMs and OEMs.    We have established longstanding strategic relationships with leading operators, TEMs and OEMs in 4G wireless communications. These relationships enable us to closely align our product roadmaps with the market needs and the product roadmaps of our customers. We work with leading operators, such as Clearwire and Sprint Nextel, TEMs such as Alvarion and Motorola and OEM and ODM customers such as C-motech, Gemtek, Motorola, NEC AT, Quanta and ZTE. These companies often invest significant engineering resources in systems and devices based on our technology in parallel with our research and development efforts, which can provide us with significant leverage for our investments. Some operators we work with also drive adoption of our products as they base their requirements on our solutions and create demand for our products as their system designs are commercially deployed. The global nature of these strategic relationships has enabled us to penetrate high growth markets, including Brazil, India, Japan, Korea, Malaysia, Mexico, Russia and the United States, with little additional investment on our part.

•

System-level design expertise in wireless communications.    Through our strategic relationships with key operators, TEMs and OEMs, we have built extensive system-level expertise in wireless broadband equipment and mobile devices. We use this expertise to integrate our proprietary multi-band RF, analog and digital signal processing technologies, algorithms and software solutions. As a result, our semiconductor solutions deliver high-performance, low power consumption and a small footprint at a low cost to our OEM and ODM customers. We believe our solutions also enable TEMs and operators globally to lower infrastructure investment costs, facilitating their wireless broadband deployment in under-penetrated markets.

Our Growth Strategy

We intend to leverage our position as a leading global provider of wireless broadband solutions for both fixed and mobile applications in 4G-WiMAX into a leading position in the emerging multi-protocol 4G market in which we expect 4G-WiMAX and 4G-LTE to co-exist. Key elements of our growth strategy include:

•

Leverage our technical expertise, strategic relationships and market share in 4G-WiMAX to expand our product platform to support 4G-LTE.    We intend to leverage our core technical expertise and our industry leadership in OFDMA and MIMO technologies, as well as our strategic relationship, to provide a platform of products for potential customers to address the emerging 4G-LTE market opportunity. We intend to expand on our history of wireless broadband innovation to maintain our time-to-market advantage and provide innovative 4G-LTE solutions for new and existing customers. For example, we have collaborated with leading OEMs, such as Motorola, to develop the BCS500 platform which is designed to enable end users to seamlessly access different 4G wireless networks to allow roaming between 4G-WiMAX and 4G-LTE networks globally.

•

Continue to innovate and deliver market-leading, differentiated solutions that are backwards-compatible with current wireless networks.    We intend to continue to deliver highly-integrated and flexible solutions while decreasing size and power consumption. We intend to continuously innovate in these areas to provide customer-focused, first-to-market solutions that meet the demands of the mobile market. We believe the ability to also support 4G-WiMAX is one of the key capabilities that differentiates our 4G-LTE product, and we expect the BCS500 platform to serve as the basis for data-oriented 4G mobile devices, such as smartphones, that enable our operator partners and their customers to enter into new market segments. We are investing in intellectual property in order to integrate 3G-HSPA, 2G-EDGE and 4G-LTE functionalities into our products in anticipation of operators requiring backwards-compatibility. We intend to combine this intellectual property with our anticipated dual-mode 4G-WiMAX and 4G-LTE platform to enable us to pursue significant incremental market opportunities that require backwards- compatibility.

•

Extend the markets for 4G technology.    We intend to continue to work directly with network operators and TEMs globally to provide continually improved solutions that can reduce their infrastructure investment costs in under-penetrated markets. We believe that our participation in the ongoing deployment of wireless broadband infrastructure in emerging markets and greenfield networks can help to expand and accelerate the adoption of 4G networks globally and increase our market opportunity. We are also supplying products used in a number of new and promising applications for 4G, including in the area of smart grids and machine-to-machine communications. We are working with two key suppliers to the global energy utility industry and are engaged in smart grid field trials in Australia and the United States. The smart grid market is believed to have significant growth potential and we believe our early trial engagements position us well in this emerging segment. In addition, we are supporting customers in the design of highly-integrated 4G communications modules that are intended for deployment in machine-to-machine applications, such as remote surveillance and banking, which are applications that require the cost-effective transport of large amounts of data.

Products and Technology

We are shipping production volumes of our fifth generation of semiconductors, hardware designs and software for 4G wireless broadband applications. We provide our customers with design guidelines known as reference designs that they typically use as a blueprint to integrate 4G semiconductor solutions into their products and devices.

We provide 4G semiconductor solution designs that specify the functionalities and components needed to send IP packets from a host processor, such as a CPU inside of a laptop, to the antenna of the device. We provide highly-integrated single-chip solutions that perform the digital baseband signal processing and analog RF signal processing to interface with the host of the device on one side and with the radio front-end on the other side, as shown in the picture of a 4G-WiMAX USB dongle below. We work with third parties that provide Front End Modules, or FEMs, that are optimized to work with our single chip 4G solutions. Our reference designs make the integration of the 4G semiconductor solution into any device simple, effective and affordable.

The following image illustrates our 4G-WiMAX reference design based on our BCSM350:

BCSM350 Single Chip for Mobile with

Integrated RF and Memory

27 mm

56 mm

We currently provide three types of 4G semiconductors:

•

Single-chip solutions for the mobile market (BCSM250 and BCSM350), which combine digital baseband, analog RF, memory and interfaces in small form factor, cost-effective and low-power semiconductors for handheld devices;

•

Single-chip solutions for the fixed market (BCS5200 and BCS5350), which combine digital baseband, gateway processor, VoIP engine and memory in one package, enabling multi-function, high-performance desktop modem products; and

•

Two chip solutions for industrial applications (BCS200 and BCS220), which include standalone digital baseband and analog RF solutions in special packages that are designed to meet extended temperature specifications for industrial grade applications.

The following table shows the functional semiconductor integrated circuits that we currently sell. Our customers can use a variety of combinations of our semiconductor solutions to create differentiated products to meet the needs of the specific market segment that they address. Our products include the 4G-WiMAX functionality and often integrate additional capabilities such as power management or routing and security solutions to provide cost-effective solutions for a specific market segments.

Product	Application	Features
BCS200	USB modem and CPEs	Data

BCS220	CPEs, smart meters and machine-to-machine modules	Data, power management unit

BCSM250	USB modems and mobile routers	PMU, USB physical layer CD less install

BCS5200	CPE with integrated voice over Internet protocol, or VoIP support	Data + Voice + WiFi

BCSM350	USB modems, mobile routers, handhelds and modules	USB physical layer multimode handoff support

BCS5350	High-performance CPE with VoIP and WiFi support	Data + Voice +WiFi

We have been an early participant in the WiMAX Forum’s effort to specify, certify and promote broadband wireless products based upon the IEEE 802.16 standard. Different technologies within the WiMAX standard use varying 802.16 specifications that are applicable to various uses of WiMAX technology. The two versions of IEEE 802.16 applicable to our products and markets are 802.16e and 802.16m. 802.16e, commonly referred to as “Mobile WiMAX,” was adopted to certify and promote broadband wireless products. 802.16m was subsequently adopted for a similar purpose and to facilitate development of next generations of mobile wireless services, such as fast data access and broadband based multimedia applications. We believe our early involvement with in-field trials for interoperability testing allows us to design the industry-leading implementations of WiMAX silicon solutions.

Our products not only meet the appropriate IEEE 802.16e Mobile WiMAX standards for which they are designed, but also offer advanced wireless capabilities to benefit users with improved performance and functionality. Some of our key differentiating capabilities are:

•

Uplink turbo, a solution that takes advantage of the real-time wireless channel knowledge to send the uplink transmission over the strongest antenna and improve data rates at the cell edge by as much as 100%.

•	Network entry boost mode, a solution that significantly increases the users’ ability to connect to the network in areas with a weak signal, and improves in-building signal coverage.

•

Internet protocol session continuity, a solution that maintains Internet protocol sessions during short, typically less than one minute, periods of signal loss in areas of weak signal strength, thus improving user experience.

•	4G-WiMAX-WiFi/Bluetooth coexistence, a solution that prevents interference between 4G-WiMAX and WiFi/Bluetooth signals and enables the simultaneous use of these technologies in a single device.

•	4G and 3G dual mode with handoff, a power-efficient solution that manages the active state of multiple radios and facilitates a live session handoff between 4G and 3G networks.

We believe that many of our advanced technologies are equally applicable to 4G-LTE solutions and we intend to continue to provide advanced, high-performance solutions in the wireless broadband market.

Research and Development

We engage in substantial research and development efforts to develop new products and integrate additional capabilities into our core wireless designs. Our key areas of expertise include RF circuit design, baseband semiconductor solutions, including signal processing algorithms and application-specific integrated circuits, or ASIC, design, software development, printed circuit board design and systems integration, which enable us to build complex broadband wireless solutions. Our research and development organization includes operations in India and the United States. As of March 31, 2010, we had 104 engineers in India and 36 engineers in the United States. Approximately 76% of our United States employees hold advanced degrees as of March 2010. Our research and development expense was $35.9 million in 2007, $32.8 million in 2008 and $28.8 million in 2009.

Competition

The 4G wireless semiconductor solutions business is very competitive and capital intensive. We believe that our leadership position in 4G-WiMAX enables us to compete favorably based on the following factors:

•	Performance, as measured by network throughput, signal reach and power consumption;

•	Interoperability, as measured by successful field validation;

•	Integration, by providing single-chip solutions with integrated baseband and radio functionalities;

•	Features, such as integrated VoIP processing solutions for wireless broadband modems and support of coexistence with other wireless technologies for mobile applications;

•

Proprietary enhancements, such as standards-compliant performance improvements, including uplink turbo, network entry boost mode, Internet protocol session continuity, 4G-WiMAX-WiFi/Bluetooth coexistence, and 4G and 3G dual-mode with handoff for a better user experience;

•	Total system cost reduction, by incorporating front-end modules into reference designs with a smaller footprint and lower solution cost; and

•	Customer support, including design and product launch support through a network of local field application engineers, or FAEs.

In the 4G-WiMAX market, we compete with large semiconductor manufacturers such as Intel, MediaTek and Samsung Semiconductor, Inc. who offer 4G-WiMAX solutions as one of many products they sell. In addition, we may also compete with start-ups focused on the 4G-WiMAX market.

In the 4G-LTE market, the field of potential semiconductors suppliers can be grouped into existing 3G semiconductor providers, most notably Broadcom, Icera, Infineon, Marvell, Qualcomm and ST-Ericsson, existing 4G-WiMAX semiconductor vendors, and start-ups focused on 4G-LTE.

Our large competitors generally have longer operating histories, significantly greater resources and name recognition, and a larger base of existing customers. In addition, some of our larger competitors may be able to provide incentives to customers or offer bundled solutions with complementary products, which could be attractive to some customers, or adopt more aggressive pricing policies to offset what we believe are the performance advantages of our solutions.

Sales and Marketing

Our sales and marketing strategy is to achieve design wins with, and sell to, leading OEMs and ODMs and achieve mass deployment of our solutions with operators worldwide. This requires an understanding of the entire wireless communications value chain, which consists of semiconductor solutions providers, ODMs, OEMs, VARs, SIs, operators, TEMs and standards bodies. Each member of the value chain is critical to the successful adoption of new wireless technologies. The graph below illustrates the interdependencies between each member of the value chain.

Semiconductor solution providers such as Beceem sell to OEMs such as Motorola and Sierra Wireless, and ODMs, such as Gemtek and Quanta, who include the semiconductor solutions in mobile devices sold to major operators such as Clearwire and Sprint Nextel. Some operators source mobile devices from VARs or SIs, such as Franklin Wireless. TEMs sell wireless base stations and broadband infrastructure equipment to operators, and devices must be compatible with their base stations to access their networks. Standards bodies such as IEEE, and industry alliances such as the WiMAX Forum, help ensure interoperability by establishing a common feature set and limitations that must be supported by base stations and devices. We believe that we are one of the earliest participants in the 4G-WiMAX ecosystem. We work with ecosystem participants in lab and field trials to help ensure that our products are WiMAX Forum-certified and interoperable with the 4G-WiMAX networks from base station vendors. We believe our established collaborative relationships allow our customers to achieve faster time to market with their products, which accelerates the proliferation of our solutions.

Our sales cycles typically take a significant amount of time to complete and require a substantial expenditure of resources before we receive revenue from product sales, if at all. Such long sales cycles mean that service providers’ and ODM and OEM customers’ product selections, once made, are normally difficult to change.

To enable our customers to easily design our wireless semiconductor solutions into their devices, we supply complete reference designs that specify the components needed to build 4G wireless devices, and the guidelines for implementing and testing the solution. In addition to providing comprehensive reference designs, we also have an FAE team that supports our customers locally during their design and production bring-up, to help ensure the successful implementation of our wireless semiconductor solutions.

We have a direct sales team that serves our OEM and ODM customers in China, India, Japan, Korea, Taiwan and the United States. We have strategically located this organization near our major customers, through our offices in Japan, Korea, Taiwan and the United States. Each salesperson has specific local market expertise and experience selling our semiconductor solutions. We supplement our direct sales team with experienced distributors in China, Japan, Korea and Taiwan. We have chosen our distributors based on their ability to provide effective field sales, marketing communications and technical support for our products.

Our marketing team is responsible for our product strategy, product development road maps and competitive analysis, and works closely with leading operators to help ensure that our OEM and ODM customer products meet the operators’ needs. We also work with the operators to influence their product requirements to ensure that their networks continue to offer high throughput and capacity when using our devices.

Customers

We sell our products pursuant to purchase orders directly to OEMs, who include our semiconductor solutions in their products. Some of our OEM customers subsequently use contract manufacturers for volume production. We also sell to ODMs, who build devices that they supply to OEMs or local SIs that add localization and support capabilities to the product. OEMs sometimes use an ODM as an intermediary in order to fill a gap in their product line, or add complementary, small volume products to their portfolio. However, we maintain close relationships with the target OEM and the initial technology design win is generally awarded by the OEM.

We maintain ongoing contact with our customers and with many of the larger operators for forecasting and technology update purposes. Currently, our target markets include USB dongles, 4G and 3G dual-mode devices, mobile routers, CPE, home gateways with VoIP support, mobile computing devices and consumer electronics markets as well as machine-to-machine modules and smart grid meters.

The following lists our top customers in alphabetical order based on total revenue during the year ended December 31, 2009:

Accton

Gemtek

Motorola

NEC AT

Quanta

Ubee

Uniquest

ZTE

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. In 2009, Motorola and Uniquest Corporation accounted for 51% and 12% of our total revenue, respectively. In 2008, Motorola, NEC AT, ZTE and Accton accounted for 29%, 17%, 15% and 10% of our total revenue, respectively. In 2007, NEC AT, Motorola and Samsung Corporation accounted for 41%, 27% and 13% of our total revenue, respectively.

Manufacturing

We design and develop our proprietary technology at our headquarters and at our research and development facilities in Bangalore, India. We provide our designs to third-party contract manufacturers, ODMs, assembly and test companies for high volume manufacturing.

Our foundry vendor is TSMC. We currently use 130-nanometer and 65-nanometer standard RF, mixed-signal and digital CMOS production processes. The use of these commercially available standard processes enables us to produce cost effective products. We utilize the services of ASE, STATS ChipPAC and UTAC for assembly and testing. All of our major suppliers and subcontractors are required to have quality manufacturing systems certified to ISO 9000 levels by the International Organization for Standardization, or ISO, and appropriate environmental control programs.

We rely on extensive simulation, practical application and standardized test bed studies to validate and verify our products. We develop and control all product, test and quality programs used by our subcontractors.

This includes semiconductor and system-level hardware fixtures and programs located at our facilities and at our contract manufacturers’ locations. We also develop and provide test and manufacturing quality control firmware and software for our contract manufacturers. We closely monitor the production cycle from wafer to finished goods by reviewing electrical parameters and manufacturing process and yield data. We also maintain test facilities at our headquarters and research and development facilities in Bangalore, India. This enables us to operate certain test processes on demand to reduce the time-to-market for our products and to help ensure the quality and reliability of our products.

Backlog

Sales of our products are generally made pursuant to purchase orders. We typically include in backlog only those customer orders for which we have accepted purchase orders and which we expect to ship within the next 12 months. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future revenue.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of March 31, 2010, we had 22 issued and allowed patents in the United States, 59 pending and 11 provisional patent applications in the United States, three applications filed under the Patent Cooperation Treaty, and 19 pending foreign patent applications. The 22 issued and allowed patents in the United States expire in the years beginning in 2024 through 2028. Many of our issued patents and pending patent applications relate to methods for implementing the WiMAX and LTE standards as well as OFDMA. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions such as China, Europe, India, Japan and Korea.

We may not receive competitive advantages from any rights granted under our patents, and our patent applications may not result in the issuance of any patents. In addition, any future patent may be opposed, contested, circumvented, designed around by a third party, or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us.

In addition to our own intellectual property, we also rely on third-party licensors for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any royalty that may be due. We have entered into a number of licensing arrangements pursuant to which we license third-party technologies. We do not believe our business is dependent to any significant degree on any individual third-party license.

In March 2010, we entered into a license agreement with InterDigital Communications, LLC, under which we were granted non-exclusive, worldwide licenses to certain 2G and 3G signal processing technologies to develop, implement and use these technologies in our products. We will pay an initial license fee of $9.5 million as well as potential royalty payments if and when our products with these technologies start to ship. The agreement does not expire provided we continue to comply with our obligations thereunder. Should the agreement be terminated, the licenses permit us to continue selling in perpetuity products developed during the effective term of the agreement.

We generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and strategic partners. We rely in part on United States and international copyright laws to protect our software. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our software, technology or other information that we regard as proprietary intellectual property. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We have in the past received and, particularly as a public company, we expect that in the future we may receive, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights, including suits challenging the WiMAX standard. Any lawsuits could subject us to significant liability for damages, invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales, and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Employees

As of March 31, 2010, we had 193 full-time employees located in Asia, India and the United States, including 12 in operations, 140 in engineering, research and development, and 41 in sales, marketing and administration. None of our employees is represented by a labor organization nor under any collective bargaining arrangements, and we consider current employee relations to be good.

Facilities

Our principal executive offices are located in Santa Clara, California, consisting of approximately 21,666 square feet under a lease that expires in August 2011. This facility accommodates our principal sales, marketing, operations and finance and administrative activities. We also occupy space in Irvine, California, consisting of approximately 2,614 square feet under a lease that expires in February 2011, which accommodates one of our research teams. We also lease a facility in Bangalore, India, which accommodates one of our research teams. The India facility consists of approximately 8,580 square feet of office space under a lease that expires in June 2012 and 10,962 square feet of office space under a lease that expires in January 2015. We also have small offices in Seoul, Taipei and Tokyo. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available on suitable, commercially reasonable terms to accommodate future needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any material legal proceedings, the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors and their respective ages as of March 15, 2010:

Name	Age	Position
Executive Officers:
Surendra Babu Mandava	51	President, Chief Executive Officer and Director
Alan F. Krock	49	Chief Financial Officer
Arogyaswami Paulraj	66	Chief Technology Officer and Director
David W. Carroll	48	Vice President, Worldwide Sales
Lars E. Johnsson	45	Vice President, Marketing and Business Development
Rajat Gupta	51	General Manager of India Operations

Other Directors:
Kamran Elahian (1)(3)	55	Director
Sam Srinivasan (1)(2)	65	Director
Lip-Bu Tan (1)(2)(3)	50	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Governance Committee.

Surendra Babu Mandava has served as our President since he co-founded Beceem in October 2003. Mr. Mandava has been a member of our board of directors since April 2009 and has served as our Chief Executive Officer since May 2008. He served as our Chief Financial Officer from May 2008 to January 2010. Mr. Mandava has more than 22 years of experience in the semiconductor industry. From 2003 to present, Mr. Mandava has served as Technology Strategist and member of the board of directors of BroVis Wireless Networks, a wireless technology company. Mr. Mandava also co-founded Centillium Communications, Inc., a semiconductor company, and played a key role in product design from 1997 to 2003. Mr. Mandava holds an M.S. in Electrical Engineering from the Indian Institute of Technology in Kanpur, India, and a B.S. in Electronics & Communications from the Regional Engineering College in Trichy, India. Mr. Mandava’s experience in a prior semiconductor company as well as his experience as a co-founder of Beceem and his tenure with Beceem brings industry experience, historic company knowledge as well as continuity to the board of directors.

Alan F. Krock has served as our Chief Financial Officer since January 2010. From March 2007 to March 2008, Mr. Krock served as Vice President of Corporate Affairs for PMC-Sierra, Inc., a semiconductor company, having served as Vice President and Chief Financial Officer for that company from 2002 to March 2007. From 1998 to 2002, he served as the Vice President and Chief Financial Officer of Integrated Device Technology, Inc., a semiconductor company. Mr. Krock serves on the board of directors of Netlogic Microsystems, Inc., a semiconductor company. Mr. Krock received a B.S. in Business Administration from the University of California, Berkeley.

Arogyaswami Paulraj has served as a member of our board of directors since he co-founded Beceem in 2003, and has served as our Chief Technology Officer since 2003. Dr. Paulraj is a professor emeritus at Stanford University. Dr. Paulraj serves on the boards of directors of BPL Telecom Ltd. and ICOMM Tele Ltd. Dr. Paulraj also serves on several company advisory boards, university councils, and government committees in the United States and India. Dr. Paulraj holds a B.E. in Electrical Engineering from the Naval College of Engineering in Lonavala, and a Ph.D. in Electrical Engineering from the Indian Institute of Technology in New Delhi, India.

Dr. Paulraj’s extensive experience in the semiconductor and telecommunications industries as well as his experience as a co-founder of Beceem and his tenure with Beceem as Chief Technology Officer bring industry experience, historic company knowledge and continuity to the board of directors.

David W. Carroll has served as our Vice President of Worldwide Sales since July 2006. Mr. Carroll has 19 years experience in the communication semiconductor industry. From April 2001 to June 2003, Mr. Carroll served as Vice President Worldwide Sales, and from June 2003 to July 2006, he served as Senior Vice President of Worldwide Sales for Mindspeed Technologies, a semiconductor company, where he was responsible for managing the direct worldwide sales force as well as its sales channel partner network around the world. He holds a B.S. in Mechanical Engineering from San Diego State University, and an M.B.A. from the University of Southern California Marshall School of Business.

Lars E. Johnsson has served as our Vice President of Marketing and Business Development since March 2009. From August 2005 to February 2009, Mr. Johnsson served as our Vice President of Business Development. In 2000, Mr. Johnsson co-founded Flarion Technologies, a broadband technology company, where he was responsible for technology marketing until 2005. Mr. Johnsson holds a B.S. in Mechanical Engineering from the University of Hannover, Germany, a M.S. in Chemical Engineering from the University of Karlsruhe, Germany, and an M.B.A. in Technology Management from Rensselaer Polytechnic Institute.

Rajat Gupta has served as our General Manager of India Operations and Managing Director of Beceem Communications Private Ltd., our subsidiary in India, since March 2004. Mr. Gupta served as Managing Director with Cypress Semiconductor Private Limited, a wholly owned India subsidiary of Cypress Semiconductor Corporation from June 1999 to December 2003. He served as Vice President of Technology Development with Arcus Technology Private Limited from November 1992 to June 1999. Mr. Gupta holds a B.E. from Calcutta University and Masters in Technology in Integrated Electronics and Circuits from the Indian Institute of Technology in New Delhi, India.

Kamran Elahian has served as a member of our board of directors since December 2003. In 1999, Mr. Elahian co-founded Global Catalyst Partners, a venture capital fund, and has served as its Chairman since then. Mr. Elahian has also co-founded more than 10 high-tech companies and two nonprofit organizations including Actelis Networks, Cirrus Logic, Planetweb, Greenfield Networks, NeoMagic Corporation, Global Catalyst Foundation, and Schools Online. Mr. Elahian has served as a member of the board of directors for each of these and various other private companies. Mr. Elahian also co-founded Centillium Communications, and served as Chairman of the board of directors from 1997 to 2008. Mr. Elahian holds a B.S. in Computer Science, a B.S. in Mathematics, and an M.E. in Computer Graphics from the University of Utah. Mr. Elahian’s years of venture capital investing and his experience co-founding and managing semiconductor companies brings significant industry expertise and appropriate perspective to the board of directors.

Sam Srinivasan has served as a member of our board of directors since November 2009. Since October 2008, Mr. Srinivasan has served on the board of directors of TranSwitch Corporation, a semiconductor company. From 2008 to December 2009, he served on the board of directors of Leadis Technology, Inc., a semiconductor company. From 2004 to June 2009, Mr. Srinivasan served on the board of directors of SiRF Technology Holdings, Inc., a semiconductor company. From 2006 to 2008, he served on the board of Centillium Communications. From 2000 to 2002, Mr. Srinivasan served as Founder and Chairman of Health Language, Inc. From 1988 to 1996, he served as Senior Vice President, Finance and Chief Financial Officer of Cirrus Logic, Inc. From 1984 to 1988, Mr. Srinivasan served as director of internal audits and subsequently as Corporate Controller of Intel Corporation. Mr. Srinivasan holds an M.B.A. from Case Western Reserve University and is a member of the American Institute of Certified Public Accountants. Mr. Srinivasan’s experience serving on the board of directors of multiple semiconductor companies as well as his accounting background bring industry experience and financial expertise to the board of directors.

Lip-Bu Tan has served as a member of our board of directors since December 2003. In 1987, Mr. Tan founded Walden International, a venture capital firm, and since that time has served as its Chairman. Since January 2009, Mr. Tan has served as President and Chief Executive Officer of Cadence Design Systems, Inc., an electronic design automation software and engineering services company, and has been a member of Cadence’s board of directors since 2004. Mr. Tan serves on the boards of Flextronics International Ltd., an electronics manufacturing services provider, Semiconductor Manufacturing International Corporation, a semiconductor foundry, SINA Corporation, an online media company, and several private companies. Mr. Tan also served on the boards of Centillium Communications and Integrated Silicon Solution Inc. until 2007, and of Leadis Technology until 2006. Mr. Tan holds a B.S. in Physics from Nanyang University in Singapore, an M.S. in Nuclear Engineering from Massachusetts Institute of Technology, and an M.B.A. from the University of San Francisco. Mr. Tan’s years of venture capital investing, experience as a director of various public companies and tenure on our board of directors bring significant industry experience and appropriate perspective to the board of directors.

Board Composition

Independent Directors

Upon the completion of this offering, our board of directors will consist of five members. In March 2010, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, other than Mr. Mandava and Dr. Paulraj, qualify as “independent” directors in accordance with the listing requirements and rules and regulations of The NASDAQ Global Market, constituting a majority of independent directors of our board of directors. In evaluating Mr. Tan’s independence, the board of directors considered Mr. Tan’s position as President and Chief Executive Officer of Cadence Design Systems, Inc., with whom we have several agreements. However, the board of directors noted that Mr. Tan did not derive any direct or indirect material benefit from such agreements, Mr. Tan did not participate in the negotiation of these agreements and our board of directors believes that such agreements are in our best interest and on terms no less favorable than could be obtained from other third parties. In addition, the board of directors noted that the dollar amounts of payments to Cadence pursuant to these agreements will not constitute a material percentage of the revenue of Cadence, or of our revenue or total operating expenses. Mr. Mandava and Dr. Paulraj are not considered independent because they are employees of Beceem.

Classified Board

Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	The Class I directors will be Mr. Elahian and Dr. Paulraj, and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	The Class II director will be Mr. Tan, and his term will expire at the annual meeting of stockholders to be held in 2012; and

•	The Class III directors will be Messrs. Mandava and Srinivasan, and their terms will expire at the annual meeting of stockholders to be held in 2013.

The authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

Board Leadership Structure

Our board of directors is currently chaired by our President and Chief Executive Officer, Mr. Mandava. The board of directors has also appointed Mr. Srinivasan as lead independent director.

We believe that combining the positions of Chief Executive Officer and chairman of the board of directors helps to ensure that the board of directors and management act with a common purpose. In our view, separating the positions of Chief Executive Officer and chairman of the board of directors has the potential to give rise to divided leadership, which could interfere with good decision-making or weaken our ability to develop and implement strategy. Instead, we believe that combining the positions of Chief Executive Officer and chairman of the board of directors provides a single, clear chain of command to execute the Company’s strategic initiatives and business plans. In addition, we believe that a combined Chief Executive Officer/chairman of the board of directors is better positioned to act as a bridge between management and the board of directors, facilitating the regular flow of information. We also believe that it is advantageous to have a chairman of the board of directors with an extensive history with and knowledge of the Company (as is the case with our Chief Executive Officer) as compared to a relatively less informed independent chairman of the board of directors.

The board of directors appointed Mr. Srinivasan as the lead independent director to help reinforce the independence of the board of directors as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer/chairman of the board of directors: the lead independent director is empowered to, among other duties and responsibilities, establish with the chairman agendas for regular meetings of the board of directors, preside over meetings of the board of directors in the absence of the chairman, preside over and establish the agendas for meetings of the independent directors, coordinate with committee chairs regarding meetings agendas, and preside over any portions of meetings of the board of directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed. In addition, it is the responsibility of the lead independent director to coordinate between the board of directors and management with regard to the determination and implementation of responses to any problematic risk management issues. As a result, we believe that the lead independent director can help ensure the effective independent functioning of the board of directors in its oversight responsibilities. In addition, we believe that the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the chairman of the board of directors, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors. In light of the Chief Executive Officer’s extensive history with and knowledge of the Company, and because the board of directors’ lead independent director is empowered to play a significant role in the board of directors’ leadership and in reinforcing the independence of the board of directors, we believe that it is advantageous for us to combine the positions of Chief Executive Officer and chairman of the board of directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below.

Audit Committee

Our audit committee currently consists of Messrs. Elahian, Srinivasan and Tan, each of whom our board of directors has determined to be independent under the NASDAQ listing standards. The chair of our audit committee is Mr. Srinivasan, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the Securities and Exchange Commission, or SEC, regulations. Mr. Srinivasan satisfies the independence requirements under the NASDAQ listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, or the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The functions of this committee include:

•	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services;

•

reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management, including a review of disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•	providing oversight with respect to related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Messrs. Srinivasan and Tan, each of whom our board of directors has determined to be independent under the NASDAQ listing standards, to be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and to be an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). The chair of our compensation committee is Mr. Tan. The functions of this committee include:

•

determining the compensation and other terms of employment of our Chief Executive Officer and our other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and approving as appropriate the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	reviewing and recommending to the board of directors changes with respect to the compensation of our directors;

•	establishing policies with respect to equity compensation arrangements; and

•	reviewing with management our disclosures under the caption “Compensation Discussion and Analysis” and recommending to the full board its inclusion in our periodic reports to be filed with the SEC.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Elahian and Tan, each of whom our board of directors has determined is independent under the NASDAQ listing standards. The chair of our nominating and corporate governance committee is Mr. Elahian. The functions of this committee include:

•	reviewing periodically director performance on our board of directors and its committees and recommending to our board of directors areas of improvement;

•	identifying, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board of directors and establishing policies and procedures for such nominations;

•	reviewing with our Chief Executive Officer plans for succession to the offices of Chief Executive Officer or any other executive officer, as it sees fit; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance practices and policies.

Code of Business Conduct and Ethics

Our board of directors has adopted a Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), agents and representatives, including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our Code of Business Conduct and Ethics will be posted on our website at www.beceem.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Summary of Director Compensation

In February 2010, our board of directors approved cash compensation to be paid to each of Messrs. Elahian, Srinivasan and Tan. Prior to that date, none of our directors had received any cash compensation for their services as members of our board of directors or any committee of our board of directors. Commencing in February 2010, each of Messrs. Elahian, Srinivasan and Tan, our non-employee directors, will receive compensation for their services as follows:

•	$2,000 per month for service as a member of the audit committee of the board of directors; and

•	an additional $30,000 per year for service as chairperson of the audit committee of the board of directors.

We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors. In the fiscal year ended December 31, 2009, our directors did not receive any compensation for their services as board members.

Director Compensation Table

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2009 by our directors who did not serve as executive officers:

Name (1)	Stock Option Awards ($) (2)	All Other Compensation ($)		Total ($)
Kamran Elahian	—	—		—
Shahin Hedayat (3)	$13,500	$17,657	(4)	$31,157
Sam Srinivasan	—	—		—
Lip-Bu Tan	—	—		—

(1)	The directors listed in this table did not hold outstanding stock options to purchase shares of our common stock as of December 31, 2009.

(2)	Represents the aggregate grant date fair value of stock option awards granted to Mr. Hedayat as an employee of Beceem in the fiscal year ended December 31, 2009 as computed in accordance with authoritative guidance for stock compensation valuation. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included in this prospectus.

(3)	Mr. Hedayat resigned from the board of directors in April 2009.

(4)	This represents compensation Mr. Hedayat received as an employee of Beceem during the fiscal year ended December 31, 2009.

Executive Compensation

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Introduction

This section discusses the policies and decisions with respect to the compensation of our executive officers who are named in the “Fiscal Year 2009 Summary Compensation Table” and the most important factors relevant to an analysis of these policies and decisions. These “named executive officers” for fiscal year 2009 are:

•	Surendra Babu Mandava, Chief Executive Officer, or CEO, and President;

•	Arogyaswami Paulraj, Chief Technology Officer, or CTO;

•	David W. Carroll, Vice President, Worldwide Sales; and

•	Lars E. Johnsson, Vice President, Marketing and Business Development.

Overview of Program Objectives

We recognize that our success is in large part dependent on our ability to attract and retain talented employees. We endeavor to create and maintain compensation programs based on performance, teamwork and rapid progress and to align the interests of our executive officers and stockholders. The principles and objectives of our compensation and benefits programs for our employees generally, and for our executive officers specifically, are to:

•	attract, motivate and retain highly-talented individuals who are incentivized to achieve our strategic goals;

•	closely align compensation with our business and financial objectives and the long-term interests of our stockholders;

•	motivate and reward individuals whose skills and performance promote our continued success; and

•	offer total compensation that is fair.

The compensation of our executive officers consists of the following principal components:

•	base salary;

•	equity incentive awards;

•	broad-based employee benefits; and

•	change in control benefits.

Each component has a role in meeting the above objectives. In addition to base salaries, we believe that equity incentive awards are a critical compensation component. We believe that stock options provide long-term incentives that align the interests of employees and executive officers alike with the long-term interests of stockholders.

We strive to achieve an appropriate mix between cash compensation and equity incentive awards to meet our objectives. We do not apply any formal or informal policies or guidelines for allocating compensation between current and long-term compensation, or between cash and equity compensation. As a result, the allocation between cash and equity varies between executive officers. The mix of compensation components is designed to reward short-term results and motivate long-term performance through equity awards. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis.

The compensation levels of the executive officers reflect the varying roles and responsibilities of such executive officers, as well as the length of time those executive officers have been with us.

In the past our board of directors determined the appropriate level for overall executive officer compensation and the separate components based on the experience level, internal equity, length of service, skill level and other factors the board deemed appropriate. Our board of directors has not adopted a formulaic or benchmark approach to determining compensation.

Our compensation-setting process and each of the principal components of our executive compensation program is discussed in more detail below.

Compensation-Setting Process

Historically, the compensation of our executive officers was largely determined on an individual basis, as the result of arm’s-length negotiations between the company and an individual upon joining us and has been based on a variety of factors including, in addition to the factors described above (each as of the time of the applicable compensation decision):

•	our financial condition and available resources;

•	our need for that particular position to be filled;

•	our Chief Executive Officer’s and our board of directors’ evaluation of the market based on the experience of the members of our board of directors with other companies; and

•	the length of service of an individual and the compensation levels of our other executive officers.

We expect that in the future the compensation committee will conduct an annual review process in the first quarter of each fiscal year of all compensation components to ensure consistency with compensation philosophy and as part of its responsibilities in administering our executive compensation program. The compensation committee is authorized to retain the services of third-party executive compensation specialists from time to time, as the committee sees fit, in connection with the establishment of cash and equity compensation and related policies. In addition, while the compensation committee has not engaged in peer group benchmarking in the past, the compensation committee will exercise its discretion in evaluating such information as a part of its decision-making process in the future.

Role of Compensation Committee and CEO

The compensation committee of our board of directors is responsible for the executive compensation programs for our executive officers and reports to the full board of directors on its discussions, decisions and other actions. We expect that in the future our Chief Executive Officer will make recommendations to the compensation committee, attend committee meetings (except for sessions discussing his compensation) and will be heavily involved in the determination of compensation for our executive officers. We expect our Chief Executive Officer will make recommendations to the compensation committee regarding short and long-term compensation for our executive officers based on company results, an individual executive’s contribution toward these results, and performance toward goal achievement. Our Chief Executive Officer will not make a recommendation as to his compensation. The compensation committee will then review the Chief Executive Officer’s recommendations and other data and approve each executive officer’s total compensation, as well as each individual compensation component. We expect that the compensation committee’s decisions regarding executive compensation will be based on the compensation committee’s assessment of the performance of our company and each individual executive, and other factors, such as prevailing industry trends.

Compensation Components

Base Salaries.    In general, base salaries for our executive officers are established through arm’s-length negotiation at the time of hire, taking into account such executive’s qualifications, experience and prior salary. Base salaries may be reviewed in the case of promotions or other significant changes in responsibility.

In January and April 2009, as part of our overall cost reduction efforts in response to global economic conditions, management-recommended reductions in the base salaries of our executive officers, including our named executive officers, were implemented. In August 2009 and October 2009, the base salaries were partially restored, and full reinstatement of base salaries for executive officers occurred in December 2009.

The base salary of Mr. Johnsson was increased, effective January 2010, to $205,000 in connection with additional responsibilities and duties he assumed beginning in March 2009 with respect to our marketing department. No adjustments have been made to the base salaries of our other named executive officers for fiscal 2010 to date.

The actual base salaries paid to our named executive officers in fiscal 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table.”

Performance-Based Cash Bonuses.    No named executive officers, other than Mr. Carroll, our Vice President, Worldwide Sales, received cash bonuses for fiscal 2009. Mr. Carroll’s performance-based cash bonus is intended to motivate him to achieve short-term goals while making rapid progress towards our longer-term objectives.

Pursuant to Mr. Carroll’s offer letter, Mr. Carroll is entitled to receive a performance-based cash bonus upon the achievement of certain objectives set by our CEO and Mr. Carroll at the beginning of each fiscal year, which bonus is paid quarterly. The target amount of Mr. Carroll’s performance-based cash bonus is approximately 30% of his total cash compensation for such fiscal year. The target performance-based cash bonus is earned by Mr. Carroll upon achievement of 100% of his performance objectives, and pro-rated for other achievement levels. The performance objectives for 2009 were comprised of billings goals, bookings goals, strengthening key accounts and securing design win goals. The billings goals, bookings goals, key accounts and design win goals accounted for 30%, 20% and 50% of the target amount of Mr. Carroll’s performance-based cash bonus for 2009. Our CEO determined that for 2009, Mr. Carroll achieved approximately 98% of his performance objectives and awarded Mr. Carroll a performance-based cash bonus of $77,405.

The compensation committee does not intend to award performance-based cash bonuses to our named executive offices in 2010 other than Mr. Carroll, however the compensation committee has the discretion to award discretionary bonuses for performance in 2010.

Long-Term Equity Incentive Awards.    The objective of our long-term, equity-based incentive awards is to align the interests of our executive officers, including our named executive officers, with the interests of our stockholders. We believe that if our executive officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. Because vesting is based on continued employment, our equity-based incentive awards also encourage the retention of our executive officers through the vesting period of the awards. To reward and retain our executive officers in a manner that best aligns employees’ interests with stockholders’ interests, we use stock options as the incentive vehicles for long-term compensation. We believe that stock options are an effective tool for meeting our compensation goal of increasing long-term stockholder value because the value of stock options is closely tied to our future performance. Because our executive officers are able to profit from stock options only if our stock price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to them to achieve increases in the value of our stock over time. Following the completion of this offering, we expect our compensation committee to oversee our long-term equity incentive program.

We grant stock options both at the time of initial hire and then through additional or “refresh” grants for key employees and employees approaching full or significant vesting of prior grants. To date, there has been no set program for the award of refresh grants, and our board of directors and compensation committee retain discretion to make stock option awards to employees at any time, including in connection with the promotion of an employee, to reward an employee, for retention purposes or for other circumstances recommended by management.

In determining the size of the long-term equity incentive awards to be granted to our executive officers, management and our board of directors take into account a number of factors, such as an executive officer’s relative job scope and responsibilities, the vesting of existing long-term equity incentive awards, individual performance history, prior contributions to us and the size of prior awards. Based upon these factors, our board of directors determines the size of the long-term equity incentive awards at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

The exercise price of each stock option grant is the fair market value of our common stock on the grant date. For 2009, the determination of the appropriate fair market value was made by the board of directors. In the absence of a public trading market, the board considered numerous objective and subjective factors to determine its best estimate of the fair market value of our common stock as of the date of each stock option grant, including, but not limited to, the following: (1) our performance, growth rate and financial condition at the approximate time of the stock option grant; (2) future financial projections; (3) contemporaneous valuations of our common stock; and (4) the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions. We do not have any security ownership requirements for our executive officers. We have historically granted stock options which vest based on continued service over a specified period (typically four years). We believe the vesting schedules appropriately encourage long-term employment with our company while allowing our executive officers to realize compensation in line with the value they have created for our stockholders.

As a privately-held company, there has been no market for our common stock. Accordingly, in 2009, we had no program, plan or practice pertaining to the timing of stock option grants to executive officers coinciding with the release of material non-public information. The compensation committee intends to adopt a formal policy regarding the timing of grants in connection with this offering.

Consistent with the above criteria, upon the recommendation of the compensation committee, in June 2009, our board approved grants of equity incentive awards to our executive officers for fiscal year 2009. With the exception of the award to our Chief Executive Officer, these awards were recommended to the compensation committee by our Chief Executive Officer. In the case of our Chief Executive Officer, the equity incentive award was determined by the compensation committee. Our Chief Executive Officer and compensation committee considered each named executive officer’s relative job scope and responsibilities, individual performance history, prior contributions to us and the size of prior grants in determining the size of the award. In addition, our Chief Executive Officer and compensation committee focused on the vesting of existing long-term equity incentive awards held by our executive officers. As a result, the vesting schedules of each of the equity incentive awards approved in June 2009 take into account the number of shares that were vested under the outstanding equity awards of each executive officer. For more information regarding these grants see the “Fiscal Year 2009 Summary Compensation Table” and “Grants of Plan-Based Awards Table” below.

Due to a significant decline in the market value of the company from 2008 through June 2009, outstanding stock options to purchase shares of our common stock had exercise prices much higher than the then current fair market value of the underlying shares of our common stock. As a result, in June 2009, our compensation committee approved the amendment of all outstanding stock options held by then existing employees, including our named executive officers, so that the exercise price of such stock options would be reduced to be equal to the fair market value of the common stock at such time, which the compensation committee determined was $0.04 per share of our common stock.

In October 2009, our board of directors approved an amendment to the vesting provisions of the equity awards granted to Messrs. Carroll and Johnsson in June 2009 to make the vesting provisions consistent with vesting provisions in option grants Messrs. Carroll and Johnsson had previously received. In the event Messrs. Carroll or Johnsson are terminated without cause or leave for good cause within 12 months following a change in control of the company, 50% of the shares subject to the stock options granted to them in June 2009 will accelerate.

The actual equity awards granted to our named executive officers in fiscal year 2009 are set forth in the “Fiscal Year 2009 Summary Compensation Table” and “Grants of Plan-Based Awards Table.”

Change in Control Benefits.    Our equity incentive plan provides for full acceleration of vesting of outstanding stock options in the event of a change in control of our company, but only in the event such stock options are not assumed or substituted for by a successor. In addition, certain of our named executive officers are entitled to change in control benefits which are further described under “— Potential Payments Upon Termination Following Change in Control” following the change in control. We believe change in control benefits are an important element of our executive officer compensation package that enables us to recruit and retain talented individuals. We believe that our existing arrangements allow our executive officers to focus on continuing normal business operations and, in the case of change in control benefits, on the success of a potential business combination. Change in control benefits are also frequently provided as the result of arm’s-length negotiation in connection with the hiring of an executive officer.

Perquisites and Other Personal Benefits. We do not view perquisites as a significant element of our executive compensation program currently, but do believe that they can be useful in attracting, motivating and retaining the executive talent for which we compete, and we may consider providing additional perquisites in the future. All future practices regarding perquisites will be approved and subject to periodic review by our compensation committee.

We provide the following benefits to our named executive officers, generally on the same basis provided to all of our salaried employees:

•	health, dental insurance and vision coverage;

•	life insurance;

•	long-term disability, accidental death and dismemberment insurance; and

•	a Section 401(k) plan.

We believe these benefits are consistent with those of companies with which we compete for executive talent.

Tax Considerations

We anticipate that our compensation committee will consider the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for our Chief Executive Officer and each of the other named executive officers (other than our chief financial officer), unless compensation is performance based. As our common stock is not currently publicly-traded, our compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. However, we expect that our compensation committee will adopt a policy that, where reasonably practicable, would qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m). In approving the amount and form of compensation for our executive officers in the future, our compensation committee will consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m). However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Fiscal Year 2009 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers during the fiscal year ended December 31, 2009. We refer to these individuals as our named executive officers.

Name and Principal Position (1)	Fiscal Year	Salary ($)	Stock Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Surendra Babu Mandava (4)	2009	$165,472	$118,150	$—	$—	$283,622
President and Chief Executive Officer

Arogyaswami Paulraj	2009	109,111	81,450	—	—	190,561
Chief Technology Officer

David W. Carroll	2009	183,561	12,932	77,405	—	273,898
Vice President, Worldwide Sales

Lars E. Johnsson	2009	159,121	13,727	—	—	172,848
Vice President, Marketing and Business Development

(1)	Alan F. Krock became our Chief Financial Officer as of January 11, 2010. His 2010 annual salary is $225,000 and he received a stock option to purchase 850,000 shares of our common stock at an exercise price of $1.86 per share.

(2)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2009, plus, because each outstanding stock option held by employees in June 2009 was repriced in June 2009, the incremental fair value as of the repricing date of the repriced stock options, computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 8 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(3)	Reflects a performance-based cash bonus paid to Mr. Carroll for performance in 2009.

(4)	Mr. Mandava also served as our Chief Financial Officer until January 11, 2010.

Grants of Plan-Based Awards

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2009 as well as information regarding certain stock options granted in prior years that were repriced during fiscal year 2009. Disclosure on a separate line item is provided for each grant of an award made to and each repriced stock option held by a named executive officer. The information in this table supplements the dollar value of stock options and other awards set forth in the “Fiscal Year 2009 Summary Compensation Table” by providing additional details about the awards.

The stock option grants to purchase our common stock set forth in the following table were made under our 2003 Equity Incentive Plan. The exercise price of stock options granted under the 2003 Equity Incentive Plan is equal to the fair market value of one share of our common stock on the date of grant.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($) (1)	All Other Stock Option Awards: Number of Securities Underlying Stock Options (#)	Exercise or Base Price of Stock Option Awards ($/Sh)	Grant Date Fair Value of Stock and Stock Option Awards ($) (2)
Surendra Babu Mandava	6/23/2009	—	4,000,000	$0.04	$108,000
	6/5/2009 (3)	—	500,000	$0.04 (4)	$10,150 (5)
Arogyaswami Paulraj	6/23/2009	—	2,800,000	$0.04	$75,600
	6/5/2009 (3)	—	250,000	$0.04 (4)	$5,850 (5)
David W. Carroll	6/23/2009	—	370,000	$0.04	$9,990
	6/5/2009 (3)	—	120,000	$0.04 (4)	$2,436 (5)
	6/5/2009 (3)	—	23,750	$0.04 (4)	$506 (5)
		$79,308
Lars E. Johnsson	6/23/2009	—	500,000	$0.04	$13,500
	6/5/2009 (3)	—	11,250	$0.04 (4)	$227 (5)

(1)	The dollar amount in this column represents the target amount of Mr. Carroll’s annual performance-based cash bonus award for the year ended December 31, 2009 pursuant to his performance-based cash bonus plan. The actual cash bonus award earned for the year ended December 31, 2009 is set forth in the “Fiscal Year 2009 Summary Compensation Table” above.

(2)	Amounts represent the total grant date fair value of stock options granted in fiscal year 2009, calculated in accordance with authoritative guidance for stock compensation. See Note 8 to our consolidated financial statements included in this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

(3)	Date of stock option repricing.

(4)	Exercise price following repricing.

(5)	Reflects the incremental fair value as of the repricing date, in accordance with authoritative guidance for stock compensation, of the repriced stock options.

Narrative to Fiscal Year 2009 Summary Compensation Table and 2009 Grant of Plan-Based Awards Table

Please see “Compensation Discussion and Analysis” above for a complete description of compensation plans pursuant to which the amounts listed under the “Fiscal Year 2009 Summary Compensation Table” and “2009 Grant of Plan-Based Awards Table” were paid or awarded and the criteria for such payment, including targets for payment of annual incentives, as well as performance criteria on which such payments were based. The Compensation Discussion and Analysis also describes the stock option grant repricing.

Outstanding Equity Awards at December 31, 2009

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2009.

Name	Stock Option Awards
	Number of Securities Underlying Unexercised Stock Options Exercisable (#)	Stock Option Exercise Price ($)	Stock Option Expiration Date
Surendra Babu Mandava	500,000 (1)	$0.04	9/6/2016
	4,000,000 (2)	$0.04	6/22/2019
Arogyaswami Paulraj	250,000 (1)	$0.04	9/25/2017
	2,800,000 (3)	$0.04	6/22/2019
David W. Carroll	120,000 (4)	$0.04	9/6/2016
	23,750 (5)	$0.04	1/25/2017
	370,000 (6)	$0.04	6/22/2019
Lars E. Johnsson	11,250 (1)	$0.04	1/25/2017
	500,000 (7)	$0.04	6/22/2019

(1)	The shares subject to the stock option vest over a four year period, with 1/48th of the shares vesting each month.

(2)	457,500 shares subject to the stock option were vested on the date of grant and 1/48th of the remaining shares vest each month.

(3)	300,650 shares subject to the stock option were vested on the date of grant and 1/48th of the remaining shares vest each month.

(4)	1/4th of the shares subject to the stock option vested on July 17, 2007, and 1/36th of the remaining shares vest each month thereafter.

(5)	2,968 shares subject to the stock option were vested on July 26, 2007 and 1/48th of the remaining shares vest each month.

(6)	32,609 shares subject to the stock option were vested on the date of grant and 1/48th of the remaining shares vest each month.

(7)	57,886 shares subject to the stock option were vested on the date of grant and 1/48th of the remaining shares vest each month.

Stock Vested During Fiscal Year 2009

The following table shows information regarding vesting of restricted stock held by our named executive officers during fiscal year 2009. No stock options were exercised by our named executive officers during fiscal year 2009.

Stock Awards
Name	Number of Shares Acquired on Vesting (#) (1)	Value Realized on Vesting ($) (2)
Surendra Babu Mandava	—		$—
Arogyaswami Paulraj	—		$—
David W. Carroll	—		$—
Lars E. Johnsson	20,000	$

(1)	Represents shares acquired pursuant to the early exercise of an unvested stock option that vested during fiscal year 2009.

(2)	The value realized upon vesting was calculated by multiplying the number of common shares that vested during fiscal year 2009 by the aggregate market price of our common stock, which we have assumed to be $ , the mid-point of the initial public offering price range set forth on the cover page of this prospectus.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination Following Change in Control

The following table sets forth quantitative estimates of the stock option acceleration benefits that would have been received by the named executive officers pursuant to their stock option agreements if, within 12 months following a change in control, their employment had been terminated by us without cause or they had resigned for good reason. For purposes of these stock options “cause” generally includes: conviction of any felony or crime involving moral turpitude or dishonesty, participation in a fraud or act of dishonesty against us, willful and material breach of duties that have not been cured within 30 days after written notice, intentional and material damage to our property or material breach of such individual’s proprietary inventions and assignment agreement. For purposes of these stock options “good reason” generally includes: a substantial reduction in base compensation or benefits other than as part of and proportional with a company-wide reduction, a material reduction in duties other than a change in job position or title unless the new duties are substantially reduced from the prior duties, or a relocation of principal place of employment of greater than 50 miles. These estimates assume the change in control transaction and termination both occurred on December 31, 2009.

Name	Value of Accelerated Equity Awards ($) (1)
Surendra Babu Mandava	$
Arogyaswami Paulraj	$
David W. Carroll	$
Lars E. Johnsson	$

(1)	The aggregate dollar value realized in connection the acceleration of the equity awards represents the difference between the aggregate fair market value of our common stock underlying the accelerated stock options which we have assumed to be $ , the mid-point of the initial public offering price range set forth on the cover page of this prospectus, and the aggregate exercise price of the accelerated stock options.

Offer Letter Agreements

We have entered into offer letter agreements with each of our named executive officers, other than Mr. Mandava, in connection with their commencement of employment with us. These offer letter agreements typically include the named executive officer’s initial base salary and stock option grant along with vesting provisions with respect to that initial stock option grant. The offer letters do not provide for severance. Mr. Carroll’s offer letter provides for a stock option grant of 120,000 shares and further provides that if we terminate Mr. Carroll for cause or he resigns for good reason within 12 months of a change in control of us, one half of the unvested shares subject to the stock option grant issued pursuant to his offer letter will accelerate if Mr. Carroll executes a general release. We have no outstanding obligations under these agreements.

Equity Incentive Plans

2003 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2003 Equity Incentive Plan, as amended, or 2003 Plan, in October 2003. The 2003 Plan provides for the grant of incentive stock options, non-statutory stock options, stock bonuses and rights to acquire restricted stock. Upon the execution and delivery of the underwriting agreement for this offering, no additional stock options or other stock awards will be granted under the 2003 Plan. All outstanding stock options and other stock awards previously granted under the 2003 Plan will remain subject to the terms of the 2003 Plan.

Share Reserve

As of March 15, 2010, 5,172,267 shares of common stock had been issued upon the exercise of stock options and/or stock awards granted under the 2003 Plan, stock options to purchase 17,047,859 shares of common stock at a weighted average exercise price of $0.20 per share are outstanding and 11,873,161 shares remained available for future grant under the 2003 Plan.

Administration

Our board of directors administers our 2003 Plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. Our board has delegated such authority to our compensation committee. The board of directors or a committee of the board of directors has the authority to construe, interpret, amend, terminate and suspend the 2003 Plan, as well as to determine the terms of a stock award or amendment the terms of a stock award. However, no amendment may impair the rights under any stock award unless the holder consents to that amendment.

Eligibility

The 2003 Plan provides for the grant of stock awards, including stock options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants. Incentive stock options may be granted only to employees. Stock awards other than incentive stock options may be granted to employees, directors and consultants. Our board of directors has granted only stock options and restricted stock units under our 2003 Plan.

Stock Option Provisions Generally

In general, the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a non-statutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. However, an incentive stock option granted to a person who on the date of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of the fair market value on the date of grant. In addition, to the extent required by California securities laws, a non-statutory stock option granted to a person who on the date of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates must have an exercise price that is at least 110% of the fair market value on the date of grant or such lower percentage of the fair market value as provided at the time of grant under such laws.

Generally, an optionee may not transfer his or her stock option other than by will or by the laws of descent and distribution unless the optionee holds a non-statutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the stock option following the optionee’s death. Shares subject to stock options under the 2003 Plan generally vest and become exercisable in periodic installments. Stock option agreements may provide that the stock options may be early exercised subject to our right of repurchase of unvested shares. In general, the term of stock options granted under the 2003 Plan cannot exceed 10 years.

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. Stock options or portions thereof that exceed such limit generally will be treated as non-statutory stock options. Subject to capitalization adjustments, no more than 68,186,876 shares of common stock may be issued under the 2003 Plan pursuant to the exercise of incentive stock options.

Unless otherwise provided by an optionee’s stock option agreement, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee generally may exercise the vested portion of any stock options for three months following the cessation of service. The stock option term may be extended in the event that exercise of the stock option following such a termination of service is prohibited by applicable securities laws. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested stock options for a period of 12 months in the event of disability and 18 months in the event of death. In no event may a stock option be exercised beyond the expiration of its term.

Stock Bonuses and Rights to Acquire Restricted Stock

Stock bonuses and rights to acquire restricted stock may be granted pursuant to stock bonus and restricted stock purchase agreements adopted under the 2003 Plan. Stock bonuses may be granted in consideration for past services provided to us. The purchase price for restricted stock purchase rights may be paid using cash, a deferred payment arrangement, or other legal consideration permitted by our board in its discretion. The purchase price of restricted stock purchase rights cannot be less than 85% of the fair market value of our common stock on the date of grant, except in the case of a person who on the date of grant owns or is deemed to own more than 10% of the total combined voting power of all classes of our outstanding stock or any of our affiliates, in which case the purchase price must be at least 100% of the fair market value on the date of grant or such lower percentage of the fair market value as is permitted by California law on the date of grant. Shares of common stock acquired under stock bonus or restricted stock purchase right awards may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board, in which case, if a participant’s service relationship with us terminates, we may repurchase or otherwise reacquire any or all of the shares of common stock subject to the stock bonus or restricted stock purchase award that have not vested as of the date of termination.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure without the receipt of consideration by the company, such as a stock split or recapitalization, appropriate adjustments will be made to the class and maximum number of shares subject to the 2003 Plan and the incentive stock option limit, and to the class, number of shares and price per share of all outstanding stock awards.

Corporate Transactions

If we dissolve or liquidate, then outstanding stock options under the 2003 Plan will terminate immediately prior to such dissolution or liquidation and shares of restricted stock may be repurchased by us, even though the holder may still be providing services to us.

In the event of a significant corporate transaction, such as a merger or acquisition in which the we are not the surviving entity or a material change in the ownership of our common stock, the surviving or acquiring corporation may assume, continue or substitute similar stock awards for the outstanding stock awards granted under the 2003 Plan, and any reacquisition rights may be assigned to the successor entity. If the surviving or acquiring corporation elects not to assume, continue or substitute for outstanding stock awards (or the repurchase rights held in respect of such awards, as applicable) granted under the 2003 Plan, then stock awards held by individuals whose service has not terminated prior to the corporate transaction will be accelerated in full and our repurchase rights in respect of such awards held by such individuals will lapse in full, and upon consummation of the corporate transaction, all outstanding stock awards will terminate to the extent not exercised. In addition, stock award agreements may provide for additional terms on acceleration of vesting and exercisability upon significant corporate transactions.

2010 Equity Incentive Plan

Our board of directors adopted the 2010 Equity Incentive Plan, or 2010 Incentive Plan, in March 2010 and we expect our stockholders to approve the 2010 Incentive Plan in 2010. The 2010 Incentive Plan will become effective immediately upon the execution and delivery of the underwriting agreement for this offering. The 2010 Incentive Plan will terminate on March 24, 2020, unless sooner terminated by our board of directors. We may amend or suspend the 2010 Plan at any time, although no such action may impair the rights under any then-outstanding award without the holder’s consent.

Stock Awards

The 2010 Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants. Additionally, the 2010 Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share Reserve

Following this offering, the unissued shares available for issuance under our 2003 Plan on the effective date of this offering, plus any shares subject to outstanding stock awards granted under the 2003 Plan that expire or terminate for any reason prior to their exercise or settlement will become issuable pursuant to stock awards under the 2010 Incentive Plan, which number shall not exceed 29,367,804 shares. Then, the number of shares of our common stock reserved for issuance under the 2010 Plan will automatically increase on January 1st each year, starting on January 1, 2011 and continuing through January 1, 2019, by the lesser of (a) 5% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, or (b) a number determined by our board of directors that is less than (a). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010 Incentive Plan is 200,000,000 shares.

No person may be granted stock awards covering more than 1,000,000 shares of our common stock under our 2010 Incentive Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted a performance stock award covering more than 500,000 shares or a performance cash award having a maximum value in excess of $1,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2010 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2010 Incentive Plan. In addition, the following types of shares under the 2010 Incentive Plan may become available for the grant of new stock awards under the 2010 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of a stock option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of a stock option. Shares issued under the 2010 Incentive Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2010 Incentive Plan.

Administration

Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2010 Plan. Our board of directors has delegated its authority to administer the 2010 Incentive Plan to our compensation committee. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than other officers) to be recipients of stock awards, and (ii) determine the number of shares of common stock to be subject to such stock awards. No such delegation to officers has been made as of March 25, 2010. Subject to the terms of the 2010 Incentive Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options

Incentive and non-statutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Stock options granted under the 2010 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of an optionee’s stock option agreement provides otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise any vested stock options for a period of three months following the cessation of service. The stock option term may be extended in the event that exercise of the stock option following such a termination of service is prohibited by applicable securities laws. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested stock options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may a stock option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of shares of our common stock previously owned by the optionee, (d) if the stock option is a non-statutory stock option, a net exercise of the stock option, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, stock options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the stock option following the optionee’s death.

Tax Limitations on Incentive Stock Options

Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. Stock options or portions thereof that exceed such limit will generally be treated as non-statutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the stock option exercise price is at least 110% of the fair market value of the stock subject to the stock option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards

Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past services rendered to us or our affiliates, or (c) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards

Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights

Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation right agreement provides otherwise, if a participant’s service relationship with us, or any of our affiliates, ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

The 2010 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholder’s equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders’ equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; and (33) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

The performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (C) to exclude the effects of changes to generally accepted accounting principles; (D) to exclude the effects of any statutory adjustments to corporate tax rates; (E) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles; (F) to exclude the dilutive effects of acquisitions or joint ventures; (G) to assume that any business divested by the company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (H) to exclude the effect of any change in the outstanding shares of common stock of the company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (I) to exclude the effects of stock based compensation and/or the award of bonuses under the company’s bonus plans and (J) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other Stock Awards

The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure without the receipt of consideration by the company, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2010 Incentive Plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (d) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2010 Plan pursuant to Section 162(m) of the Code), and (e) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

If we dissolve or liquidate, then outstanding stock options under the 2003 Plan will terminate immediately prior to such dissolution or liquidation and shares of restricted stock may be repurchased by the Company, even though the holder may still be providing services to the Company.

In the event of certain specified significant corporate transactions, such as an acquisition of the company that results in a material change in the ownership of the company, the administrator has the discretion to take any of the following actions with respect to stock awards:

•	arrange for the assumption, continuation or substitution of a stock award by a surviving or acquiring entity or parent company;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to the surviving or acquiring entity or parent company;

•	accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;

•	arrange for the lapse of any reacquisition or repurchase right held by us;

•	cancel or arrange for the cancellation of the stock award in exchange for such cash consideration, if any, as our board may deem appropriate; or

•

make a payment equal to the excess of (a) the value of the property the participant would have received upon exercise of the stock award over (b) the exercise price otherwise payable in connection with the stock award.

Our board of directors is not obligated to treat all stock awards, even those that are of the same type, in the same manner.

2010 Employee Stock Purchase Plan

Our board of directors adopted the 2010 Employee Stock Purchase Plan, or ESPP, in March 2010, and we expect our stockholders to approve the 2010 Incentive Plan in 2010. The ESPP will become effective immediately upon the execution and delivery of the underwriting agreement for this offering.

Share Reserve

The ESPP initially authorizes the issuance of 2,400,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st each year, starting January 1, 2011 and continuing through January 1, 2019, by the least of (a) 1% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, (b) 8,000,000 shares, or (c) a number determined by our board of directors that is less than (a) and (b). The ESPP is intended to qualify as an

“employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no rights have been granted and no shares of our common stock have been purchased under our ESPP.

Administration

Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2010 Plan. Our board of directors has delegated its authority to administer the ESPP to our compensation committee.

Purchase Rights

The ESPP is implemented through a series of offerings of purchase rights to eligible employees. Purchase rights are generally not transferable. Under the ESPP, we may specify offerings with a duration of not more than 27 months, and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. An offering may be terminated early under certain circumstances such as a material change in control of the company.

Payroll Deductions

Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings toward the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for participating employees at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering, or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations

Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors: (a) customarily employed for more than 20 hours per week (b) customarily employed for more than five months per calendar year, or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock, based on the fair market value per share of our common stock at the beginning of an offering, for each calendar year in which such purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if, immediately after such rights are granted, such employee owns stock of the company possessing five percent or more of the total combined voting power or value of all classes of our outstanding capital stock.

Changes to Capital Structure

In the event that there is a specified type of change in our capital structure without receipt of consideration by the company, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the ESPP, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and number of shares and purchase price of all outstanding purchase rights, and (d) any limits on the class and number of shares that may be purchased in an offering or purchase period (if applicable).

Corporate Transactions

In the event of certain significant corporate transactions, such as an acquisition of the company that results in a material change in the ownership of the company, any then-outstanding purchase rights under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity or its parent company. If the surviving or acquiring entity or its parent company elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within 10 business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

Plan Amendments

Our board of directors has the authority to amend, suspend or terminate the ESPP, provided any such action will not be taken without the consent of an adversely affected participant. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may contribute up to the statutory limit, which is $16,500 for calendar year 2010, of his or her pre-tax compensation. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2010 may be up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions when contributed. We do not make matching contributions. Participant contributions are held and invested by the plan’s trustee.

Limitations on Directors’ Liability and Indemnification Agreements

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases or redemptions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws to be in effect upon completion of this offering require us to indemnify our directors and executive officers to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually and reasonably incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request, including liability arising out of negligence or active or passive wrongdoing by the officer or director. We believe that these charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2007 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a director or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Common Stock Issuances

Since January 1, 2007, Shahin Hedayat, one of our former directors and executive officers, has purchased 250,000 shares of our common stock at an exercise price of $1.60 per share and 750,000 shares of common stock at an exercise price of $0.04 per share, in each case by exercising stock options granted under our 2003 Equity Incentive Plan, resulting in an aggregate purchase price of $430,000. Mr. Hedayat resigned as one of our directors effective as of April 16, 2009.

On January 15, 2009, we sold an aggregate of 18,750 shares of our common stock at a price of $0.28 per share pursuant to a warrant exercise by Intel Capital Corporation, an existing stockholder who holds more than 5% of the Company’s capital stock.

Preferred Stock Issuances

Series A-1 Preferred Stock Financing

On April 16, 2009, we sold an aggregate of 35,064,426 shares of our Series A-1 mandatorily redeemable preferred stock at a price of $0.55043 per share in a private financing, for an aggregate purchase price of $19,300,512. Also on April 16, 2009, in exchange for all then-outstanding shares of our mandatorily redeemable preferred stock, we issued an aggregate of (i) 9,688,901 shares of our Series A-2 mandatorily redeemable preferred stock and (ii) 782,896 shares of our common stock. On June 23, 2009, we sold an aggregate of 1,816,762 shares of our Series A-1 mandatorily redeemable preferred stock at a price of $0.55043 per share in an additional closing of the private financing, for an aggregate purchase price of $1,000,000.

The following table summarizes (i) the purchases of our Series A-1 mandatorily redeemable preferred stock by, and (ii) issuances of Series A-2 mandatorily redeemable preferred stock and common stock in exchange for outstanding shares of mandatorily redeemable preferred stock to, our directors, executive officers, 5% stockholders and persons affiliated with them in the transactions described above:

	Shares of Series A-1 Mandatorily Redeemable Preferred Stock (1)	Shares of Series A-2 Mandatorily Redeemable Preferred Stock (1)(2)	Shares of Common Stock (2)
Directors:
Kamran Elahian	3,350,631 (3)	10,979,508 (3)	221,789 (3)
Shahin Hedayat (4)	125,108 (5)	409,952 (5)	8,282 (5)
Surendra Babu Mandava	617,699	92,520	1,870
Lip-Bu Tan	3,350,633 (6)	10,979,464 (7)	221,791 (8)
5% Stockholders:
Global Catalyst Partners II, L.P.	3,350,631 (3)	10,979,508 (3)	221,789 (3)
Entities affiliated with Intel Capital Corporation (9)	13,625,711	2,868,240	57,940
Khosla Ventures I, L.P. (10)	1,209,429	3,963,108	80,056
Entities affiliated with Walden International	3,350,633 (6)	10,979,464 (7)	221,791 (8)

(1)	Each outstanding share of Series A-1 mandatorily redeemable preferred stock and Series A-2 mandatorily redeemable preferred stock will automatically convert into one share of our common stock immediately upon the completion of this offering.

(2)	The shares were issued in exchange for outstanding shares of mandatorily redeemable preferred stock.

(3)	The shares were issued to Global Catalyst Partners II, L.P. Kamran Elahian, one of our directors, is a managing principal of Global Catalyst Partners II, L.P. and has shared voting and investment power over the shares held by such entity.

(4)	Shahin Hedayat resigned from our board of directors effective as of April 16, 2009.

(5)	The shares were issued to Shahin & Sharin Hedayat Family Trust dated 3-29-99. Shahin Hedayat, who served as one of our directors until April 16, 2009, is a trustee of Shahin & Sharin Hedayat Family Trust dated 3-29-99 and has shared voting and investment power over the shares held by such entity.

(6)	Consists of 3,136,313 shares issued to Pacven Walden Ventures V, L.P., 72,163 shares issued to Pacven Walden Ventures Parallel V-A C.V., 72,163 shares issued to Pacven Walden Ventures Parallel V-B C.V., 10,882 shares issued to Pacven Walden Ventures V Associates Fund, L.P. and 59,112 shares issued to Pacven Walden Ventures V-QP Associates Fund, L.P. Lip-Bu Tan, one of our directors, is a founder and chairman of Walden International, which manages Pacven Walden Ventures, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P. Mr. Tan has shared voting and investment power over the shares held by such entities.

(7)	Consists of 10,277,204 shares issued to Pacven Walden Ventures V, L.P., 236,460 shares issued to Pacven Walden Ventures Parallel V-A C.V., 236,460 shares issued to Pacven Walden Ventures Parallel V-B C.V., 35,656 shares issued to Pacven Walden Ventures V Associates Fund, L.P. and 193,684 shares issued to Pacven Walden Ventures V-QP Associates Fund, L.P. Lip-Bu Tan, one of our directors, is a founder and chairman of Walden International, which manages Pacven Walden Ventures, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P. Mr. Tan has shared voting and investment power over the shares held by such entities.

(8)	Consists of 207,603 shares issued to Pacven Walden Ventures V, L.P., 4,777 shares issued to Pacven Walden Ventures Parallel V-A C.V., 4,777 shares issued to Pacven Walden Ventures Parallel V-B C.V., 721 shares issued to Pacven Walden Ventures V Associates Fund, L.P. and 3,913 shares issued to Pacven Walden Ventures V-QP Associates Fund, L.P. Lip-Bu Tan, one of our directors, is a founder and chairman of Walden International, which manages Pacven Walden Ventures, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P. Mr. Tan has shared voting and investment power over the shares held by such entities.

(9)	Intel Capital Corporation is an existing stockholder who holds more than 5% of the Company’s capital stock.

(10)	Khosla Ventures I, L.P. is an existing stockholder who holds more than 5% of the Company’s capital stock.

Amendments to Stock Options

Due to a significant decline in the market value of the company from 2008 through June 2009, outstanding stock options to purchase shares of our common stock had exercise prices much higher than the then current fair market value of the underlying shares of our common stock. As a result, in June 2009 our compensation committee approved the amendment of all outstanding stock options held by then existing employees, including our named executive officers, so that the exercise price of such stock options would be reduced to be equal to the fair market value of the common stock at such time, which the compensation committee determined was $0.04 per share of our common stock.

Investor Rights Agreement

We have entered into an amended and restated investor rights agreement with the purchasers of our outstanding mandatorily redeemable preferred stock, including our Chief Executive Officer and persons and entities with which certain of our directors are affiliated, and certain other stockholders, including Intel Capital Corporation and Khosla Ventures I, L.P. As of December 31, 2009, the holders of 75,636,792 shares of our common stock, including the common stock issuable upon the conversion of our mandatorily redeemable preferred stock, and a warrant to purchase 2,101,409 shares of our common stock, without taking into account the shares to be sold in this offering by the selling stockholders, are entitled to rights with respect to the registration of their shares following the completion of this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Election of Directors

We have entered into an amended and restated voting agreement with the purchasers of our outstanding preferred stock, including Intel Capital Corporation and Khosla Ventures I, L.P., certain of our directors and persons and entities with which certain of our directors are affiliated, and certain other stockholders, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to elect the nominees of certain parties to the board. The holders of a majority of our Series A-2 mandatorily redeemable preferred stock have designated Lip-Bu Tan and Kamran Elahian for election to our board of directors. The holders of a majority of our common stock have designated Surendra Babu Mandava and Arogyaswami Paulraj for election to our board of directors. Upon the completion of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Offer Letters and Proprietary Information and Inventions Agreements

We have entered into at-will offer letters and proprietary information and inventions agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation — Offer Letter Agreements” and “Executive Compensation — Proprietary Information and Inventions Agreements.”

Director and Officer Indemnification

Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, we have entered, and we intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers to the fullest extent permitted under Delaware law. See “Description of Capital Stock – Limitation of Liability and Indemnification Matters.”

Director Compensation

See “Management – Non-Employee Director Compensation.”

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to our written Code of Business Conduct and Ethics, our executive officers and directors are not permitted to enter into any related party transactions with our company without the approval of our audit committee. In approving or rejecting such proposed transactions, the audit committee shall consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the risks, costs, benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. The company has designated a compliance officer to generally oversee compliance with the Code of Business Conduct and Ethics.

All of the transactions described above were entered into prior to the adoption of our Code of Business Conduct and Ethics and therefore these transactions were approved as described below. The above described stock option exercises were the result of stock options granted by our board of directors or our compensation committee. The above described warrant exercise was the result of a warrant granted by our board of directors. The above described (1) issuances of Series A-1 mandatorily redeemable preferred stock and (2) issuances of Series A-2 mandatorily redeemable preferred stock and common stock in exchange for outstanding shares of mandatorily redeemable preferred stock, were the result of transactions unanimously approved by our board of directors and the holders of a majority of our outstanding capital stock, including the holders of a majority of the shares of our outstanding capital stock held by stockholders disinterested in such transactions. The above described amendments to stock options were approved by our compensation committee. The above described investor rights agreement was unanimously approved by our board of directors. The above described voting agreement was unanimously approved by our board of directors. The above described employment agreements were approved by our Chief Executive Officer. The above described director and officer indemnification agreements were approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at February 20, 2010, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock; and

•	each of the selling stockholders.

The percentage ownership information shown in the table is based upon 89,457,141 shares of common stock outstanding as of February 20, 2010, assuming the conversion of all outstanding shares of our mandatorily redeemable preferred stock outstanding as of February 20, 2010. For percentage ownership information after the offering in the table we have assumed issuance of shares of common stock in this offering and no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 21, 2010, which is 60 days after February 20, 2010. These shares are deemed to be outstanding and beneficially owned by the person holding those stock options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Beceem Communications Inc., 3960 Freedom Circle, Floor 1, Santa Clara, CA 95054.

	Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders:
Entities affiliated with Global Catalyst Partners (1)	14,551,928	16.3%			%
Entities affiliated with Walden International (2)	14,551,888	16.3
Entities affiliated with Intel Capital Corporation (3)	18,614,498	20.3
Entities affiliated with Khosla Ventures I, L.P. (4)	5,252,593	5.9

Directors and Named Executive Officers:
Surendra Babu Mandava (5)	6,162,088	6.6
Kamran Elahian (1)	14,551,928	16.3
Arogyaswami Paulraj (6)	3,638,750	3.9
Sam Srinivasan (7)	130,000	*
Lip-Bu Tan (2)	14,551,888	16.3
Lars E. Johnsson (8)	631,250	*
David W. Carroll (9)	513,750	*
Alan F. Krock (10)	850,000	*
Rajat Gupta (11)	264,811	*
All executive officers and directors as a group (9 persons) (12)	41,294,465	41.6

Selling Stockholders:

*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Consists of 14,551,928 shares held by Global Catalyst Partners II, L.P. Mr. Elahian may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Global Catalyst Partners II, L.P. Mr. Elahian disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Global Catalyst Partners is 255 Shoreline Drive, Suite 520, Redwood Shores, CA 94065.

(2)	Consists of 13,621,120 shares held by Pacven Walden Ventures V L.P., 256,709 shares held by Pacven Walden Ventures V-QP Associates Fund L.P., 313,400 shares held by Pacven Walden Ventures Parallel V-A C.V., 313,400 shares held by Pacven Walden Ventures Parallel V-B C.V. and 47,259 shares held by Pacven Walden Ventures V Associates Fund L.P. Lip-Bu Tan, one of directors, may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Pacven Walden Ventures V L.P., Pacven Walden Ventures V-QP Associates Fund L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V. and Pacven Walden Ventures V Associates Fund L.P. Mr. Tan , a member of our board of directors and a founder and chairman of Walden International, disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for Pacven Walden Ventures is One California Street, Suite 2800, San Francisco, CA 94111.

(3)	Consists of 13,625,711 shares held by Intel Capital Corporation, 2,043,857 shares that Intel Capital Corporation has the right to acquire within 60 days of February 20, 2010 through the exercise of a warrant and 2,944,930 shares held by Intel Capital (Cayman) Corporation. Arvind Sodhani, Ravi Jacob and Marty Linne may be deemed to have shared voting and dispositive power over these shares, which are, or may be, deemed to be beneficially owned by Intel Capital Corporation or Intel Capital (Cayman). Each individual listed herein disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address for Intel Capital is 2200 Mission College Boulevard, Santa Clara, CA 95054.

(4)	Consists of 5,252,593 shares held by Khosla Ventures I, L.P. Khosla Ventures Associates I, L.L.C., or KV I LLC, the general partner of Khosla Ventures I, L.P., has sole dispositive and voting power over these shares. Vinod Khosla is a managing member of KV I LLC. The other managing members of KV I LLC are David Weiden and Samir Kaul. The individuals listed herein may be deemed to have shared voting and dispositive power over these shares, which are, or may be, deemed to be beneficially owned by Khosla Ventures I, L.P. Each managing member disclaims beneficial ownership of the shares except to the extent of their pecuniary interest therein. The address for Khosla Ventures is 3000 Sand Hill Road, Building 3, Suite 190, Menlo Park, CA 94025.

(5)	Includes stock options exercisable for 4,500,000 shares of common stock within 60 days of February 20, 2010,

(6)	Includes 588,750 shares held by the Arogyaswami and Nirmal Paulraj Revocable Trust 2001, for which Dr. Paulraj is the trustee, and stock options exercisable for 3,050,000 shares of common stock within 60 days of February 20, 2010.

(7)	Consists of stock options exercisable for 130,000 shares of common stock within 60 days of February 20, 2010.

(8)	Includes stock options exercisable for 511,250 shares of common stock within 60 days of February 20, 2010.

(9)	Consists of stock options exercisable for 513,750 shares of common stock within 60 days of February 20, 2010.

(10)	Consists of stock options exercisable for 850,000 shares of common stock within 60 days of February 20, 2010.

(11)	Includes options exercisable for 197,780 shares of common stock within 60 days of February 20, 2010.

(12)	Includes stock options exercisable for 9,752,780 shares of common stock within 60 days of February 20, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of mandatorily redeemable preferred stock, $0.001 par value per share.

As of December 31, 2009, assuming the conversion of all outstanding mandatorily redeemable preferred stock into common stock upon the completion of this offering, we had approximately 262 record holders of our common stock. As of December 31, 2009, there were 15,925,290 shares of common stock subject to outstanding stock options.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding mandatorily redeemable preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of mandatorily redeemable preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our mandatorily redeemable preferred stock that we may designate in the future.

Mandatorily Redeemable Preferred Stock

Assuming the completion of this offering, all currently outstanding shares of mandatorily redeemable preferred stock will be converted into 75,636,792 shares of common stock. See Note 6 to our consolidated financial statements for a description of the currently outstanding mandatorily redeemable preferred stock. Under the amended and restated certificate of incorporation to be effective upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of mandatorily redeemable preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of mandatorily redeemable preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of mandatorily redeemable preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of mandatorily redeemable preferred stock.

Warrants

As of March 15, 2010, warrants exercisable for up to 2,101,409 shares of our common stock were outstanding. Warrants to purchase 13,928 shares of our common stock are immediately exercisable at an exercise price of $2.70 per share and expire as to 6,521 shares upon the later of March 31, 2015 or seven years after the completion of this offering and as to 7,407 shares upon the later of November 22, 2014, or seven years after the completion of this offering. Warrants to purchase 6,124 shares of our common stock are immediately exercisable at an exercise price of $7.35 per share and will expire on the later of September 6, 2015 or seven years after the completion of this offering. A warrant to purchase 25,000 shares of our common stock is immediately exercisable at an exercise price of $3.00 per share and will expire on August 31, 2012. A warrant to purchase 12,500 shares of our common stock is immediately exercisable at an exercise price of $8.00 per share and will expire on August 31, 2012. A warrant to purchase 2,043,857 shares of our common stock is immediately exercisable as to 1,021,928 shares at an exercise price of $0.01 per share, will expire as to 1,021,929 shares on July 31, 2010 and will expire as to the remaining shares on the completion of this offering.

Some of these warrants have net exercise provisions under which the holders may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares of common stock based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges. Upon the completion of this offering, these warrants will be exercisable for a total of 57,552 shares of our common stock.

Registration Rights

Under our amended and restated investors’ rights agreement, following the completion of this offering and without taking into account the shares to be sold in this offering by the selling stockholders, the holders of 75,636,792 shares of our common stock and warrants to purchase 2,101,409 shares of our common stock, or their transferees, have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

At any time after six months following the effective date of this offering, the holders of at least 40% of the shares having registration rights have the right to demand that we file up to two registration statements. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, holders of at least 20% of the shares having registration rights have the right to demand that we file a registration statement for such stockholders on Form S-3 so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $2,000,000. We are obligated to file up to three registration statements on Form S-3. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances.

“Piggyback” Registration Rights

At any time after the completion of this offering, if we propose to register any securities for public sale, a stockholder with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 30% of the total number of shares included in the registration statement.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, relating to all demand registrations, Form S-3 registrations and piggyback registrations.

Expiration of Registration Rights

The registration rights described above will terminate upon the earlier of either four years following the completion of this offering or, as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in any three-month period pursuant to Rule 144 of the Securities Act.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Certificate of Incorporation and Bylaws to be in Effect Upon the Completion of this Offering

Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights in the election of directors, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our board of directors will be able to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our chairman of the board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders. In addition, our amended and restated bylaws to be effective upon the completion of this offering will also include a requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering will provide for the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of mandatorily redeemable preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will also provide that approval of at least 66 2/3% of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our amended and restated bylaws, or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting.

The foregoing provisions will make it more difficult for our existing stockholders to replace our board of directors, as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated mandatorily redeemable preferred stock makes it possible for our board of directors to issue mandatorily redeemable preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Section 203 of the Delaware General Corporation Law

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines business combination to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be              after completion of this offering.

NASDAQ Global Market Listing

We intend to apply to have our common stock listed on The Nasdaq Global Market under the symbol “BECM.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of shares of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock, as well as our ability to raise equity capital in the future.

Based on the number of shares of common stock outstanding as of February 20, 2010, upon the completion of this offering,              shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of stock options after February 20, 2010. Of the shares of common stock sold in this offering,              will be freely tradable unless held by one of our affiliates, as that term is defined in Rule 144 under the Securities Act, and may only be sold in compliance with the limitations described below.

The remaining              shares of our common stock outstanding after this offering are restricted securities as such term is defined in Rule 144 under the Securities Act or are subject to lock-up agreements as described below. Following the expiration of the lock-up period, restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 promulgated under the Securities Act, described in greater detail below. The              shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the completion of this offering;

•	up to restricted shares will be eligible for sale under Rule 144 or Rule 701 upon expiration of lock-up agreements at least 180 days after the date of this offering; and

•

the remainder of the restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods under Rule 144, but could be sold earlier if the holders exercise any available registration rights.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to and compliant with the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours, has not been an affiliate of ours during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering assuming no exercise of the underwriters’ overallotment option to purchase additional shares, based on the number of shares of common stock outstanding as of February 20, 2010; or

•	the average weekly trading volume of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

We, along with our officers and directors and substantially all of our other stockholders and optionholders, have agreed that, subject to certain exceptions we will not offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap or other arrangement, without, in each case, the prior written consent of each of J.P. Morgan Securities Inc. and Barclays Capital Inc., for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or announce material news or a material event relating to us or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then, in either case, the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable, unless each of J.P. Morgan Securities Inc. and Barclays Capital Inc. waives, in writing, such an extension. In addition, J.P. Morgan Securities Inc. and Barclays Capital Inc., as representatives of the underwriters, may also release shares subject to the lock-up prior to the expiration of the lock-up period at their discretion.

Registration Rights

After 180 days following the completion of this offering (subject to extension in certain circumstances) and without taking into account the shares to be sold in this offering by the selling stockholders, the holders of 75,636,792 shares of our common stock and warrants to purchase 2,101,409 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock — Registration Rights.” None of the registration rights described above are applicable to this offering.

Equity Incentive Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of our common stock reserved for issuance under our 2003 Equity Incentive Plan, our 2010 Equity Incentive Plan and our 2010 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to the 180-day lock-up arrangement described above and any applicable extension period as applicable.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal tax consequences of the ownership and disposition of our common stock to a non-U.S. holder that acquires our common stock pursuant to this offering. For the purpose of this discussion, a non-U.S. holder is any beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership or U.S. person. For purposes of this discussion, the term U.S. person means:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the U.S. or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has in effect a valid election to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, we urge partnerships that hold our common stock and partners in such partnerships to consult their tax advisors.

This discussion assumes that a non-U.S. holder will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. Certain former citizens or residents of the U.S., life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions and investors that hold common stock as part of a hedge, straddle, conversion transaction, synthetic security or other integrated investment are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Code and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-U.S. holder to consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not paid any dividends on our common stock and we do not plan to pay any dividends in the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then will be treated as gain from the sale of the common stock. See “Gain on Disposition of Common Stock” below.

Dividends paid (out of earnings and profits) to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To receive a reduced rate of withholding under a tax treaty, a non-U.S. holder must provide us with an IRS Form W-8BEN or other appropriate version of Form W-8 certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and, if required by an applicable tax treaty, that are attributable to a U.S. permanent establishment) generally are not subject to withholding tax, provided certain certifications are met. Such effectively connected dividends, net of certain deductions and credits, are taxed at the graduated U.S. federal income tax rates applicable to U.S. persons. To claim an exemption from withholding because the dividends are effectively connected within a U.S. trade or business of the non-U.S. holder, the non-U.S. holder must provide a properly executed IRS Form W-8ECI, or such successor form as the IRS designates prior to the payment of dividends. In addition to the graduated tax described above, dividends that are effectively connected with a U.S. trade or business of a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder of common stock may obtain a refund or credit of any excess amounts withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion below under “Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. We believe that we are not currently, and that we will not become, a “United States real property holding corporation” for U.S. federal income tax purposes.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on a net basis at the graduated U.S. federal income tax rate applicable to U.S. persons and, in the case of corporate non-U.S. holders, a “branch profits tax” may also apply. Gain described in the second bullet point above (which may be offset by certain U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax or such lower rate as may be specified by an applicable tax treaty.

If we were to become a United States real property holding corporation at any time during the applicable period described in the third bullet point above, any gain recognized on a disposition of our common stock by a non-U.S. holder would be subject to U.S. federal income tax at the graduated U.S. federal income tax rates applicable to U.S. persons if either (i) the non-U.S. holder owned (directly, indirectly or constructively) more than 5% of our common stock during such applicable period or (ii) our common stock were not “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code) at any time during the calendar year of the disposition. We believe that our stock will be treated as so traded.

U.S. Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the U.S. (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Payments of dividends made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%), and the proceeds from the disposition of our common stock may be subject to backup withholding and information reporting, unless the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the beneficial owner is a U.S. person.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Recent Tax Legislation Relating to Foreign Accounts

Recently enacted legislation may impose U.S. withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain non-U.S. holders. The legislation imposes a 30% U.S. withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign non financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation applies to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

UNDERWRITING

J.P. Morgan Securities Inc. and Barclays Capital Inc., or the Representatives, are acting as the representatives of the underwriters and joint book-running managers in connection with this offering. Under the terms of an underwriting agreement, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
J.P. Morgan Securities Inc. .
Barclays Capital Inc. .
Thomas Weisel Partners LLC
Needham & Company, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares from us. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders, and we and the selling stockholders have severally agreed to sell, for the shares.

Paid by Us	No Exercise	Full Exercise
Per share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per share	$	$
Total	$	$

The Representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the offering, the Representatives may change the offering price and other selling terms.

The expenses of this offering, which are payable by us, are estimated to be approximately $             million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of              shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than shares of common stock in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock, including the selling stockholders, have agreed that, without the prior written consent of the Representatives, we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any stock options or warrants) or securities convertible into or exercisable or exchangeable for our common stock (except for shares to be sold by the selling stockholders in this offering), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by the Representatives.

The Representatives, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, the Representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the Representatives and us. In determining the initial public offering price of our common stock, the Representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the Representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the Representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

The NASDAQ Global Market

We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “BECM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which have been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression “EU Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to and any invitation, offer or agreement to subscribe purchase or otherwise acquire such securities will be enjoyed in only with relevant persons. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Australia

This prospectus is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission, or ASIC. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus for the purposes of Chapter 6D.2 of the Australian Corporations Act 2001, or the Act, in relation to the securities or our company.

This prospectus is not an offer to retail investors in Australia generally. Any offer of securities in Australia is made on the condition that the recipient is a “sophisticated investor” within the meaning of section 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act, or on condition that the offer to that recipient can be brought within the exemption for ‘Small-Scale Offerings’ (within the meaning of section 708(1) of the Act). If any recipient does not satisfy the criteria for these exemptions, no applications for securities will be accepted from that recipient. Any offer to a recipient in Australia any agreement arising from acceptance of the offer, is personal and may only he accepted by the recipient.

If a recipient on-sells their securities within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

•

the sale is pursuant to an offer received outside Australia or is made to a “sophisticated investor” within the meaning of 708(8) of the Act or a “professional investor” within the meaning of section 708(11) of the Act; or

•

it can be established that our company issued, and the recipient subscribed for, the securities without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of the issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) or any rules made thereunder.

India

This prospectus has not been and will not be registered as a prospectus with the Registrar of Companies in India. This prospectus or any other material relating to these securities may not be circulated or distributed, directly or indirectly, to the public or any members of the public in India. Further, persons into whose possession this prospectus comes are required to inform themselves about and to observe any such restrictions. Each prospective investor is advised to consult its advisors about the particular consequences to it of an investment in these securities. Each prospective investor is also advised that any investment in these securities by it is subject to the regulations prescribed by the Reserve Bank of India and the Foreign Exchange Management Act and any regulations framed thereunder.

Japan

No registration has been made under Article 4, Paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), which we refer to as the FIEL, in relation to the offering of the shares. The shares are being offered in a private placement to up to 49 investors under Article 2, Paragraph 3, Item 2 iii of the FIEL.

Korea

Our securities may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. Our securities have not been registered with the Financial Supervisory Commission of Korea for public offering in Korea. Furthermore, our securities may not be resold to Korean residents unless the purchaser of our securities complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of our securities.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SEA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. GC&H Investments LLC, an investment fund affiliated with Cooley LLP, owns 2,648 shares of our common stock and shares of our mandatorily redeemable preferred stock which will convert into an aggregate of 171,073 shares of our common stock upon completion of this offering. Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to the common stock being offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2008 and 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock offered by this prospectus, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the completion of this offering, we will be subject to the information reporting requirements of the Securities Act and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We also maintain a website at www.beceem.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

BECEEM COMMUNICATIONS INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Beceem Communications Inc:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable preferred stock, mandatorily redeemable common stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Beceem Communications Inc. and its subsidiaries at December 31, 2008 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 2, 2010

Beceem Communications Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	December 31		Pro Forma Stockholders’ Equity December 31 2009
	2008	2009
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,256	$15,793
Restricted cash	—	1,000
Accounts receivable	2,562	9,782
Inventories	1,590	13,437
Prepaid expenses and other current assets	1,495	1,380

Total current assets	18,903	41,392
Property and equipment, net	2,615	3,643
Intangible assets, net	5,360	411
Deferred tax assets	410	701
Other assets	311	403

Total assets	$27,599	$46,550

Liabilities, Mandatorily Redeemable Preferred Stock, Mandatorily Redeemable Common Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$272	$6,140
Accrued expenses and other current liabilities	2,418	4,476
Taxes payable	339	261
Deferred revenue, net of costs	2,860	1,315
Current portion of technology license obligations under capital lease	641	988
Warrants on mandatorily redeemable preferred stock and on mandatorily redeemable common stock	15	3,612	1,711

Total current liabilities	6,545	16,792
Technology license obligations under capital lease, net of current portion	160	2,120
Taxes payable, long-term	72	146
Deferred tax liabilities	16	81

Total liabilities	6,793	19,139

Commitments and contingencies (See Note 12)
Mandatorily redeemable preferred stock, $0.001 par value: 69,500,000 shares, 101,549,753 shares and no shares (unaudited) authorized, 16,021,878 shares, 75,636,792 shares and no shares (unaudited) issued and outstanding (aggregate liquidation value of $125,468, $80,509 and none (unaudited))	124,895	26,076	—
Mandatorily redeemable common stock, $0.001 par value: no shares, 76,690 shares and no shares (unaudited) issued and outstanding (See Note 1)	—	5	—
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 105,000,000 shares, 146,592,517 shares and 146,592,517 shares authorized, 5,277,322 shares, 13,730,219 shares and 90,465,629 shares (unaudited) issued and outstanding, net of mandatorily redeemable common stock	5	14	100
Additional paid-in capital	9,371	74,268	159,608
Accumulated deficit	(113,465)	(72,952)	(130,386)

Total stockholders’ equity (deficit)	(104,089)	1,330	$29,322

Total liabilities, mandatorily redeemable preferred stock, mandatorily redeemable common stock and stockholders’ equity (deficit)	$27,599	$46,550

The accompanying notes are an integral part of these consolidated financial statements.

Beceem Communications Inc.

Consolidated Statements of Operations

(In thousands, except share and per share data)

	Year Ended December 31,
	2007	2008	2009
Revenue
Product revenue	$5,958	$7,577	$40,955
Services and other revenue	7,942	6,308	2,698

Total revenue	13,900	13,885	43,653

Cost of Revenue
Cost of product revenue	3,116	4,383	21,821
Cost of services and other revenue	6,879	2,554	475

Total cost of revenue	9,995	6,937	22,296

Gross profit	3,905	6,948	21,357

Operating expenses
Research and development	35,919	32,769	28,765
Sales, general and administrative	6,965	7,602	6,338

Total operating expenses	42,884	40,371	35,103

Loss from operations	(38,979)	(33,423)	(13,746)
Interest income, net	2,087	398	118
Warrant revaluation income (expense)	(242)	808	(3,598)
Other income (expense), net	(204)	3	186

Total interest and other income (expense), net	1,641	1,209	(3,294)

Loss before income taxes	(37,338)	(32,214)	(17,040)
Provision (benefit) for income taxes	154	51	(119)

Net loss	(37,492)	(32,265)	(16,921)
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	—	—	57,434

Net income (loss) available for common and preferred stockholders	$(37,492)	$(32,265)	$40,513

Net income (loss) per share attributable to common stockholders:
Basic (1)	$(7.75)	$(6.39)	$0.59
Diluted (1)	$(7.75)	$(6.39)	$0.52

Weighted-average number of shares used in computing net income (loss) per share attributable to common stockholders:
Basic (1)	4,836,139	5,045,811	7,847,304
Diluted (1)	4,836,139	5,045,811	16,057,962

Pro forma net loss per share attributable to common stockholders (unaudited):
Basic (1)			$(0.20)
Diluted (1)			$(0.20)

Pro forma weighted-average shares of common stock outstanding (unaudited):
Basic (1)			84,506,024
Diluted (1)			84,506,024

(1)	See Note 5 for information on calculation

The accompanying notes are an integral part of these consolidated financial statements.

Beceem Communications Inc.

Consolidated Statements of Changes in Mandatorily Redeemable Preferred Stock, Mandatorily Redeemable

Common Stock and Stockholders’ Equity (Deficit)

(In thousands, except share and per share data)

	Mandatorily Redeemable Preferred Stock		Mandatorily Redeemable Common Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2006	13,744	$88,490	—	—	4,769	$5	$1,711	$(43,708)	$(41,992)
Issuance of Series D mandatorily redeemable preferred stock at $4.00 per share (net of issuance costs of $35)	2,277	36,405	—	—	—	—	—	—	—
Common stock issued in connection with exercise of employee stock options, dollar amounts net of unvested stock options exercised early	—	—	—	—	702	—	35	—	35
Vesting of shares related to early exercise of common stock options	—	—	—	—	—	—	573	—	573
Repurchases of unvested shares	—	—	—	—	(68)	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	3,374	—	3,374
Issuance of restricted stock	—	—	—	—	19	—	—	—	—
Net Loss	—	—	—	—	—	—	—	(37,492)	(37,492)

Balances at December 31, 2007	16,021	124,895	—	—	5,422	5	5,693	(81,200)	(75,502)

Common stock issued in connection with exercise of employee stock options, dollar amounts net of unvested stock options exercised early	—	—	—	—	50	—	71	—	71
Vesting of shares related to early exercise of common stock options	—	—	—	—		—	226	—	226
Repurchases of unvested shares	—	—	—	—	(195)	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	3,381	—	3,381
Net loss	—	—	—	—	—	—	—	(32,265)	(32,265)

Balances at December 31, 2008	16,021	124,895	—	—	5,277	5	9,371	(113,465)	(104,089)

Issuance of Series A-1 mandatorily redeemable preferred stock, exchange of mandatorily redeemable preferred stock for Series A-2 mandatorily redeemable preferred stock (Series A, B, C, D) and conversion of mandatorily redeemable preferred stock to common stock (recapitalization), net of issuance costs of $384	59,616	(98,819)	77	5	6,254	6	61,266	57,434	118,706
Common stock issued in connection with exercise of warrants	—	—	—	—	19	—	5	—	5
Common stock issued in connection with exercise of employee stock options, dollar amounts net of unvested stock options exercised early	—	—	—	—	2,213	3	65	—	68
Vesting of shares related to early exercise of stock options	—	—	—	—	—	—	80	—	80
Repurchases of unvested shares	—	—	—	—	(33)	—	—	—	—
Stock-based compensation expense	—	—	—	—	—	—	3,481	—	3,481
Net loss	—	—	—	—	—	—	—	(16,921)	(16,921)

Balances at December 31, 2009	75,637	$26,076	77	$5	13,730	$14	$74,268	$(72,952)	$1,330

The accompanying notes are an integral part of these consolidated financial statements.

Beceem Communications Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2007	2008	2009
Cash flows from operating activities:
Net loss	$(37,492)	$(32,265)	$(16,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	6,880	8,035	7,005
Stock-based compensation	3,374	3,381	3,481
Amortization of warrant costs to interest expense	48	40	7
Revaluation of warrants to fair value	242	(809)	3,598
Provision for excess or obsolete inventories	342	681	38
Deferred income taxes	(260)	(134)	(226)
Changes in assets and liabilities, net of acquisition
Accounts receivable	(512)	(1,035)	(7,220)
Inventories	(486)	(1,471)	(11,885)
Prepaid expenses and other current assets	1,046	(496)	115
Other assets	217	169	(100)
Accounts payable	(569)	(415)	5,868
Accrued expenses and other current liabilities	1,296	(664)	1,766
Taxes payable	225	51	(4)
Deferred revenue, net of costs	3,370	(1,217)	(1,545)

Net cash used in operating activities	(22,279)	(26,149)	(16,023)

Cash flows from investing activities:
Purchases of property and equipment, net	(1,482)	(570)	(136)
Increase in restricted cash	—	—	(1,000)
Aspendos asset acquisition, net of cash received	(1,944)	—	—

Net cash used in investing activities	(3,426)	(570)	(1,136)

Cash flows from financing activities:
Proceeds from sale of mandatorily redeemable preferred stock, net	22,961	—	19,905
Proceeds from exercise of common stock warrants	—	—	5
Proceeds from common stock option exercises	35	71	67
Proceeds from early exercise of common stock options	712	14	474
Repurchases of unvested shares	(37)	(151)	(13)
Principal payment of technology license obligations under capital lease	(1,034)	(641)	(641)
Repayments of borrowings	(5,760)	(496)	(101)

Net cash provided by (used in) financing activities	16,877	(1,203)	19,696

Net increase (decrease) in cash and cash equivalents	(8,828)	(27,922)	2,537
Cash and cash equivalents at beginning of period	50,006	41,178	13,256

Cash and cash equivalents at end of period	$41,178	$13,256	$15,793

Supplemental cash flow information:
Cash paid for interest	$351	$64	$17
Cash paid for income taxes	$257	$131	$200

Supplemental disclosure of noncash investing and financing activities
Gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization	$—	$—	$57,434
Series D mandatorily redeemable preferred stock issued in connection with Aspendos asset acquisition	$13,444	$—	$—
Technology license obligations under capital lease	$1,922	$801	$3,108
Vesting of early exercised stock options	$573	$226	$80

The accompanying notes are an integral part of these consolidated financial statements.

Beceem Communications Inc.

Notes to Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Organization

Beceem Communications Inc. was incorporated in the state of Delaware on October 22, 2003. Beceem Communications Inc. has two wholly owned subsidiaries, Beceem Communications Pvt. Ltd. located in India and Beceem Communications Holdings in the United States. Beceem Communications Inc. and its subsidiaries, collectively referred to as the “Company” were formed with the goal of building a wireless technology company offering semiconductor solutions for the wireless broadband market. The Company leverages its 4G wireless technology and design expertise to enable original equipment manufacturers and original design manufacturers to provide 4G solutions for mobile and fixed applications.

The Company has primarily relied on equity financing to fund its operating and investing activities to date. From its inception through December 31, 2009, it has completed five rounds of private equity financing with net cash proceeds totaling approximately $145.2 million. The Company has incurred losses and negative cash flows from operations for each year since inception. As of December 31, 2009, the Company had an accumulated deficit of approximately $73.0 million.

The Company believes that its available cash, cash equivalents and restricted cash will be sufficient to fund operations and capital expenditures for the next 12 months. However, given the history of losses and future capital commitments, the Company may be required to raise additional capital through equity or debt financing if it is not able to achieve and sustain positive cash flow from operations. Additionally, future capital requirements will depend on many factors, including the rate of revenue growth, sales and marketing activities, timing and extent of spending on research and development efforts and the continuing market acceptance of its product. There can be no assurance that, in the event that the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital and reduce certain discretionary spending could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In April 2009, the Company completed a 4-for-1 reverse stock split of all classes of stock. All share and per share data included in the consolidated financial statements and accompanying notes as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 have been adjusted to reflect this stock split.

Unaudited Pro Forma Presentation

On March 25, 2010, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit it to proceed with an initial public offering of its common stock. Upon consummation of the initial public offering contemplated in this prospectus, pursuant to the Company’s Certificate of Incorporation, all of the Company’s outstanding shares of mandatorily redeemable preferred stock will automatically convert into 75,636,792 shares of its common stock. Also upon consummation of an initial public offering, a warrant to purchase 2,043,857 shares of the Company’s mandatorily redeemable common stock held by one of the Company’s stockholders, which was outstanding as of December 31, 2009, will expire. As of December 31, 2009, the estimated fair value of the underlying common stock significantly exceeded the warrant’s exercise price of $0.01 per share. On March 31, 2010 the stockholder exercised all vested portions of the warrants to acquire 1,021,928 shares. Further, a put option held by the same stockholder expires on the earlier of April 16, 2011 or upon consummation of the initial public offering contemplated in this prospectus. As a result of the put option, the Company determined that the 76,690 shares of common stock held by this investor do not meet equity classification and, accordingly, presents the common stock held by this investor as mandatorily redeemable common stock within the mezzanine section of the consolidated balance sheets.

The December 31, 2009 unaudited pro forma stockholders’ deficit and the unaudited proforma net loss per share disclosed in the accompanying consolidated balance sheets and statements of operations, respectively, assume the following transactions, as described in the paragraph above, took place on January 1, 2009: the conversion of the mandatorily redeemable preferred stock into 75,636,792 shares of common stock, the exercise of the warrant to purchase 1,021,928 shares of mandatorily redeemable common stock and the reclassification of all mandatorily redeemable common stock from the mezzanine section of the consolidated balance sheets to ordinary common stock. Further, the gain on the exchange of mandatorily redeemable preferred stock in connection with the recapitalization reflected in the actual results of operations for the year ended December 31, 2009 is excluded for purposes of the pro forma presentation.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform with the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates include revenue recognition, allowance for doubtful accounts, inventory valuation, product warranty, stock-based compensation, fair value of warrants to purchase mandatorily redeemable preferred stock and mandatorily redeemable common stock and income taxes.

Foreign Currency Translation

The functional currency of the Company’s one foreign subsidiary, which is located in India, is the U.S. Dollar. Monetary assets and liabilities denominated in non-U.S. currencies are re-measured to U.S. dollars using current exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are re-measured into U.S. dollars using historical rates of exchange. Gains and losses on re-measurement and foreign exchange transactions are included within “other income (expense), net” in the consolidated statements of operations and have not been material in any of the periods presented.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments acquired with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company had no cash amounts restricted as to withdrawal or use as of December 31, 2008. The Company maintained certain cash amounts restricted as to withdrawal or use of $1.0 million as of December 31, 2009. The restricted cash represents cash held for collateral in relation to a standby letter of credit as part of a vendor’s credit policies. The standby letter of credit expired in February 2010 and the balance ceased to be classified as restricted.

As of December 31, 2008 and 2009, all of the Company’s investments were classified as cash equivalents or restricted cash and consisted of highly liquid investment in standard bank accounts and money market funds. In accordance with the guidance provided under fair value measurements and disclosures, the Company determined the fair value hierarchy of its cash and cash equivalents, which was $13.3 million and $15.8 million as of

December 31, 2008 and 2009, respectively, and restricted cash, which was $1.0 million as of December 31, 2009, were valued using Level 1 inputs (Level 1 inputs are quoted prices in active markets for identical assets or liabilities). The Company had no restricted cash as of December 31, 2008.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The Company reviews the allowance by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. To date, the Company has not experienced any material bad debts and, therefore, as of December 31, 2008 and 2009, it has not recorded an allowance for doubtful accounts.

Inventories

Inventories consist of work in process and finished goods. Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market value (estimated net realizable value). The Company writes down the carrying value of the inventory by establishing inventory reserves based on historical usage and forecasted demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory reserves, once established, are not reversed until the related inventories have been sold or scrapped.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on assets placed into service using the straight-line method using the following useful lives:

Estimated Useful Life
Computer, office and lab equipment	3 years
Computer software	3 years
Furniture and fixtures	5 years

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss, if any, is reflected in operating expenses.

Capitalization of Software Licenses Used in Research and Development

Software licenses purchased from third party vendors and used in research and development are capitalized as property and equipment when the term of the license approximates or exceeds its estimated useful life and it can be used in alternative projects. Capitalized costs are amortized to research and development expense over the estimated useful life of three years.

Impairment of Long-Lived Assets

Long-lived assets are evaluated for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss is measured based on the fair value of the assets (estimated using the discounted cash flows) compared to the carrying value of the long-lived assets. No impairment loss has been recognized for the periods presented. The Company did not have any assets with indefinite lives as of December 31, 2008 and 2009.

Fair Value of Financial Instruments

The carrying values of the Company’s cash equivalents, accounts receivable and accounts payable, approximate their fair values due to their short maturities. Based on borrowing rates available to the Company for loans with similar terms, the carrying value of the debt approximates the fair value.

On January 1, 2008, the Company adopted new authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price, representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance also establishes a fair value hierarchy which prioritized the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the fair value as of December 31, 2009 of the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability:

	December 31, 2009
	Total	Level 1	Level 2	Level 3
	(in thousands)
Assets
Money market funds (cash equivalents)	$1,083	$1,083	$—	$—

Liabilities
Mandatorily redeemable common stock warrant liability	$3,612	$—	$—	$3,612

	December 31, 2008
	Total	Level 1	Level 2	Level 3
	(in thousands)
Assets
Money market funds (cash equivalents)	$9,727	$9,727	$—	$—

Liabilities
Mandatorily redeemable preferred stock warrant liability	$15	$—	$—	$15

The change in the fair value of the mandatorily redeemable common stock warrant and mandatorily redeemable preferred stock warrant liability is summarized below:

	Mandatorily Redeemable Preferred Stock Warrants	Mandatorily Redeemable Common Stock Warrant
	(in thousands)
Fair value at December 31, 2007	$823	$—
Change in fair value recorded in warrant revaluation income (expense)	(808)	—

Balance at December 31, 2008	15	—
Exchanged for common stock warrants in connection with the Company’s recapitalization and reclassed to equity	(15)
Issuance of mandatorily redeemable common stock warrant		14
Change in fair value recorded in warrant revaluation income (expense)		3,598

Balance at December 31, 2009	$—	$3,612

In conjunction with the Company’s Series A-1 financing in April 2009, the Company issued a warrant to a Series A-1 investor to purchase 2,043,857 shares of the Company’s common stock at an exercise price of $0.01 per share. The Company estimated the fair value of the warrant to be a negligible amount at the date of grant as discussed in Note 9 below.

This warrant is subject to re-measurement at each balance sheet date with any change in fair value recognized as Warrant revaluation income (expense) in the Consolidated Statements of Operations. The Company estimated that the re-measured fair value of this warrant at December 31, 2009 is $3.6 million using the Black-Scholes option pricing model with the following assumption: common stock fair value of $1.86, volatility of 75%, contractual life of seven years, a risk free interest rate of 3.39% and probability of the unvested shares subject to the warrant becoming vested of 90%.

Concentration of Risk, Customers and Key Suppliers

Substantially all of the Company’s products are currently manufactured by third-party contractors in Taiwan. There are no long-term agreements with these contractors. A significant disruption in the operations of these contractors may impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the business, financial condition and results of operations.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents to the extent they exceed federal insurance limits. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions.

Ongoing credit evaluations are performed on the financial condition of the Company’s customers. Collateral from its customers is not required. Credit losses have not been significant in the Company’s historical experience.

Summarized below are the individual customers whose accounts receivable balance or revenue were 10% or more of respective consolidated amounts.

	Year Ended December 31,
	2007	2008	2009
Percentage of total revenue:
Customer A	41%	17%	*
Customer B	27	29	51%
Customer C	13	*	*
Customer D	*	15	*
Customer E	*	10	*
Customer F	*	*	12

	As of December 31,
	2008	2009
Percentage of gross accounts receivable:
Customer B	41%	46%
Customer F	22	*
Customer G	20	*
Customer H	*	18

*	Less than 10% of the consolidated revenue or accounts receivable, as applicable, for the respective period.

Revenue Recognition

Product revenue

The Company derives its revenue primarily from the sales of semiconductor products, which it sells directly to end customers and indirectly through distributors. The Company recognizes product revenue from the direct channel when persuasive evidence of an arrangement exists, delivery has occurred, the price is deemed fixed or determinable and collection is reasonably assured. These criteria are usually met when products are shipped to customers. The Company’s provision for sales returns is based on its historical experience. Sales returns from end customers have not been material and the Company currently does not record any reserves for future sales returns. The Company provides rebates to certain end customers and records reductions to revenue for such rebates at the time the related revenue is recorded. The Company accrues 100% of potential rebates at the time of sale and does not apply a breakage factor. The Company reverses the accrual of unclaimed rebate amounts as specific rebate programs contractually end or when the Company believes unclaimed rebates are no longer subject to payment and will not be paid. Thus the reversal of unclaimed rebates may have a positive impact on the Company’s revenue and net income in subsequent periods. Such rebates totaled $0.6 million for the year ended December 31, 2009. There were no rebates for the years ended December 31, 2007 and 2008. Shipping and handling costs billed to customers are recorded as revenue with a corresponding expense to cost of product revenue recorded in the consolidated statements of operations.

The portion of the Company’s total product revenue that resulted from products sold to distributors was $0.1 million, $1.0 million and $5.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. For products sold to distributors, at its discretion the Company provides distributors price protection privileges on unsold product in their inventory when the Company reduces its listed prices to distributors, and by means of limited allowances for stock rotation. Price protection provides each distributor the right to a credit for each unit of a product in the distributor’s inventory in the event of a decline in the listed price at which the Company sells additional units of the same product to that distributor. Stock rotation rights allow distributors to return up to between 5% and 10% of inventory every six months, based on the percentage of net cost of inventory or of inventory purchased over the previous six months. Price protection rights grant distributors the right to a credit in the event of declines in the price of its products. Distributors are provided with price concessions subsequent to delivery of product to the distributors based on who they sell their products to and the price. These concessions are based on a variety of factors, including customer, product, quantity, geography and competitive differentiation. Distributors do not have a general right to return product. The Company defers revenue on shipments to distributors as the price is not fixed or determinable until delivery has been made by the distributor to the end customer and the final sales price has been established. The Company relies upon point of sale reports from its distributors to record revenue. Point of sale reports provide the date of delivery by distributors to end customers which establishes the net sales price to distributors. At the time of shipment to distributors, the Company records a trade receivable for the selling price as there is a legally enforceable obligation of the distributor to pay for the product delivered, reduces inventory for the carrying value of goods shipped, and records the net of these amounts as deferred revenue, net of costs on the consolidated balance sheets. This amount represents the gross margin on the initial sales to the distributor; however, the amount of gross margin recognized in future consolidated statements of operations may be less than the originally recorded amount as a result of price protection credits and price concessions which are not estimable at the time of shipment due to the variability of negotiated prices. The Company does not reduce “deferred revenue, net of cost” by estimated price protection and price concessions; instead such amounts are recorded when incurred, which is at the time of a price decline or at the time the distributor sells the product to the end customer. The recognition of revenue from “deferred revenue, net of costs” is ultimately contingent upon shipment of product to the end customer, at which point persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is reasonably assured.

Services and other revenue

The Company recognizes services and other revenue from nonrecurring engineering (“NRE”) services, interoperability testing services and the sale of software licenses and the associated customer support. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectability is reasonably assured. The post-contract customer support period is typically one year.

A summary of services and other revenue for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
NRE services	$5,647	$2,067	$1,256
Interoperability testing services	1,867	2,096	403
Software and other revenue	428	2,145	1,039

Total services and other revenue	$7,942	$6,308	$2,698

NRE services generally require that the Company develops customized software and licenses it to customers. Since it does not have vendor specific evidence (“VSOE”) of fair value of post-contract support, the total amount of the NRE services fees are deferred until development of the software is complete and the Company starts to provide post-contract support. The deferred NRE services fees are recognized as revenue on a straight-line basis over the period of post-contract support.

Revenue from interoperability testing services is based on engineering time and materials and is recognized as the services are performed and amounts are earned.

Revenue from the sale of software licenses and the associated customer support is recognized on a straight-line basis over the customer support service period, as VSOE does not exist.

Deferred Revenue, Net of Costs

Deferred revenue, net of costs represents deferred services and other revenue due to the timing of NRE services and software revenue recognition as well as deferred product revenue and the associated cost of revenue related to distributor sales.

	December 31,
	2008	2009
	(In thousands)
Deferred revenue	$3,063	$2,152
Deferred cost of revenue	(203)	(837)

Deferred revenue, net of costs	$2,860	$1,315

Product Warranty

The Company’s products are subject to warranties, generally for a period of one year. The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company monitors product returns for warranty and when necessary, maintains an accrual for the related warranty expense based on historical experience and industry experience. If the actual failure rates or failure and quality assurance related costs differ from the Company’s estimates, revisions to the estimated warranty accrual would be required. The Company’s warranty accrual has not been material to date.

Indemnification Obligations

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the customer with respect to certain matters. Typically these obligations arise in the context of contracts entered into by the Company, under which it customarily agrees to indemnify the customer against damages arising from third party claims related to such matters as alleged infringement of intellectual property rights. Generally, payment by the Company is conditioned on the customer making a claim pursuant to the procedures specified in the particular contract, which typically allow for exceptions to such indemnity obligation and require the customer to show that the liability is due to its products. It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the limited history of prior indemnification claims, the conditional nature of its obligations and the unique facts and circumstances involved in each particular agreement. To date, the Company has not accrued any amounts or made any payments with respect to indemnity obligations. It will however, accrue for losses for any known contingent liabilities, including those that may arise from indemnification provisions, when future payment is probable and the amount can be reasonably estimated.

Research and Development Expense

Research and development costs are expensed as incurred. These costs consist primarily of personnel costs and stock-based compensation for the Company’s research and development personnel, for product development costs, which include engineering services, development software and hardware tools, license fees, cost of fabrication of masks for prototype products, other development materials costs, depreciation of equipment used in research and development and facilities costs.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising and promotional expenses were immaterial for all the periods presented.

Operating Leases

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as accrued rent and is included in accrued expenses and other current components of the consolidated balance sheets.

Accounting for Income Taxes

The Company accounts for income taxes under the balance sheet approach, whereby it estimates the income taxes in each of the jurisdictions in which it operates. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Significant judgment is required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred tax assets that is more likely than not to be realized, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

Effective January 1, 2007, the Company adopted new authoritative guidance regarding uncertain tax positions. This guidance requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the consolidated financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the consolidated financial statements classification of tax related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

Stock-Based Compensation

The Company maintains equity plans under which incentive and nonqualified stock options are granted to employees and non-employee consultants. The measurement and recognition of compensation expense for all stock-based awards granted, modified and settled to its employees and directors are based on the grant date fair value of the award. Under this method, the fair value of each employee stock option granted is estimated on the date of grant using an options pricing model. The Company uses the Black-Scholes valuation model to estimate the fair value of stock-based payments and recognize this expense on a straight-line basis over the stock options’ vesting periods. The model requires management to make a number of assumptions including expected volatility, expected term, risk-free interest rate and expected dividends.

The Company based expected volatility on the historical volatility of a peer group of publicly traded entities in the industry over a period equal to the expected terms of the stock options as it did not have a sufficient trading history to use the volatility of its own common stock. The expected term represents the period that its stock options are expected to be outstanding. Given the limited history to estimate the expected terms of stock options granted to the various employee groups, the Company uses the “simplified” method as provided by the Securities and Exchange Commission. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the stock options. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury Constant Maturity rate as of the date of grant. The expected dividend yield is zero as the Company has not historically paid cash dividends and it does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes compensation expense only for the portion of stock options that are expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

For the years ended December 31, 2007, 2008 and 2009, the Company recorded employee stock-based compensation expense of $3.4 million, $3.4 million and $3.5 million, respectively. Stock-based compensation expense related to non-employees was immaterial for the years ended December 31, 2007, 2008 and 2009.

The accounting guidance for stock-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, the Company only recognizes a benefit from stock-based compensation in paid-in capital if an incremental tax benefit is realized or realizable after all other tax attributes currently available to it have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the U.S. federal and California state research tax credits through the consolidated statements of operations rather than through paid-in capital.

Net Income (Loss) Per Share

The Company applies the two-class method for calculating and presenting net income (loss) per common share. Under the two-class method, net income is allocated between common shares and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common shares according to a predetermined formula. Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders and income (loss) attributable to participating securities to the extent they are dilutive, by the weighted average number of common shares and potential dilutive common share equivalents outstanding during the period if the effect is dilutive. To calculate net income per share, the Company reallocates the undistributed earnings allocated to common stock or participating securities for purposes of basic income per share to give effect to the potential common stock or potential participating securities that are assumed to be outstanding for purposes of diluted net income per share.

Effective January 1, 2009, the Company adopted new accounting guidance for determining whether instruments granted in stock-based payment transactions are participating securities. The guidance clarified that stock-based payment awards that have not yet vested meet the definition of participating securities provided the right to receive a dividend is non-forfeitable and non-contingent. The Company has concluded that its non-vested restricted share awards and the non-vested early-exercised stock options meet the definition of participating securities and are excluded from its computation of basic earnings per common share until such date that they vest. All prior period net income per share data presented has been prepared to conform with the provisions of this accounting guidance.

Warrants to Purchase Mandatorily Redeemable Preferred Stock

Warrants to purchase shares of the Company’s mandatorily redeemable preferred stock are classified as liabilities and the value of these warrants is adjusted to their fair value at the end of each reporting period with the resulting gain or loss being recorded within “warrant revaluation income (expense)” in the consolidated statements of operations. The Company recorded expense of $0.2 million and income of $0.8 million for the years ended December 31, 2007 and 2008, respectively, in its consolidated statements of operations to reflect the increase and decrease in the estimated fair value of the warrants to purchase mandatorily redeemable preferred stock. “Warrant revaluation income” was negligible for the year ended December 31, 2009. In April 2009, all outstanding warrants to purchase mandatorily redeemable preferred stock were exchanged for warrants to purchase common stock in connection with the Company’s recapitalization and, as a result, at that point the Company ceased recording periodic fair value adjustments associated with these warrants.

Mandatorily Redeemable Common Stock and Freestanding Warrants to Purchase Mandatorily Redeemable Common Stock

In connection with the Company’s recapitalization and Series A-1 preferred financing, which occurred in April 2009, the Company entered into an agreement with one of its investors that, upon an acquisition of the Company, gives the investor the option to put all securities held by the investor to the Company at a price per share equal to the price to be paid in connection with the acquisition of the Company. This put option expires on the earlier of April 16, 2011 or upon consummation of the initial public offering contemplated in this prospectus. As a result of the put option, the Company determined that all common stock held by this investor does not meet equity classification and, accordingly, presents the common stock held by this investor as mandatorily redeemable common stock within the mezzanine section of the consolidated balance sheets. Also in connection with the Company’s recapitalization and Series A-1 preferred financing, the Company issued a warrant to this investor to purchase shares of the Company’s common stock. Authoritative accounting guidance requires that warrants for redeemable stock be classified as a liability and adjusted to fair value at the end of each reporting period. The warrants will continue to be classified as a liability and adjusted to fair value until the warrants are exercised or the put option held by the investor expires. Changes in the fair value of the warrants are recorded within “warrant revaluation income (expense)” in the consolidated statements of operations. The Company recorded warrant revaluation expense of $3.6 million for the year ended December 31, 2009 to reflect the increase in the estimated fair value of these warrants.

Recent Authoritative Accounting Guidance

In September 2006, authoritative guidance was issued which defines fair value, establishes a framework for measuring fair value and requires additional disclosures about fair value measurements. In February 2008, the effective date of the standard was delayed until the first quarter of 2009 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. The standard does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In April 2009, further guidance was issued for estimating fair value when the level of market activity for an asset or liability has significantly decreased, which is effective for interim and annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on the Company’s consolidated financial statements.

In June 2008, new authoritative guidance was issued for determining whether instruments granted in stock-based payment transactions are considered participating securities for the purposes of calculating earnings per share. The standard clarified that all outstanding unvested stock-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common stockholders, and therefore, are considered participating securities. The two-class method of computing basic and diluted earnings per share would have to be applied. This standard is effective for fiscal years beginning after December 31, 2008. The adoption of the accounting standard did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2009, the Company adopted new authoritative guidance related to business combinations. The updated guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. The updated standard also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The updated standard also provides guidance for recognizing changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals that result from a business combination transaction as adjustments to income tax expense. The adoption of this updated guidance related to business combinations did not have an impact on the Company’s consolidated financial statements.

In April 2009, authoritative guidance was updated related to business combinations to address application issues regarding initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. In circumstances where the acquisition-date fair value for a contingency cannot be determined during the measurement period and it is concluded that it is probable that an asset or liability exists as of the acquisition date and the amount can be reasonably estimated, a contingency is recognized as of the acquisition date based on the estimated amount. This updated guidance is effective for assets or liabilities arising from contingencies in business combinations completed by us on or after January 1, 2009. The adoption of this updated guidance did not have an impact on the Company’s consolidated financial statements.

In May 2009, new authoritative guidance was issued which establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard, which includes a new requirement to disclose the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of the accounting standard did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the authoritative guidance was revised for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The new accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The Company is currently evaluating both the timing and the impact of this standard on its consolidated financial statements.

In October 2009, authoritative guidance was updated to require companies to allocate revenue in multiple-element arrangements based on an element’s estimated selling price if vendor-specific or other third-party evidence of value is not available. The guidance is effective beginning January 1, 2011 with early application permitted. The Company is currently evaluating both the timing and the impact of this standard on its consolidated financial statements.

2. Balance Sheet Components

Inventories

As of December 31, 2008 and 2009, the Company’s inventories consisted of the following components:

	December 31,
	2008	2009
	(In thousands)
Work-in process	$969	$5,685
Finished goods	621	7,752

Total inventories	$1,590	$13,437

Property and Equipment, Net

As of December 31, 2008 and 2009, the Company’s property and equipment consisted of the following components:

	December 31,
	2008	2009
	(In thousands)
Machinery and equipment	$3,773	$3,933
Furniture and fixtures	1,431	1,441
Software	3,719	6,559
Computer equipment	1,749	1,822

	10,672	13,755
Less: Accumulated depreciation and amortization	(8,057)	(10,112)

Property and equipment, net	$2,615	$3,643

Depreciation and amortization expense associated with property and equipment was $2.2, $2.9 and $2.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Software is comprised of two components: purchased software and software under capital lease. Total purchased software was $1.7 and $1.7 million with accumulated amortization of $1.3 and $1.5 million at December 31, 2008 and 2009, respectively. Amortization expense associated with purchased software was $0.5, $0.3 and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively. Total software under capital lease was $2.0 and $4.9 million with accumulated amortization of $1.3 and $1.9 million at December 31, 2008 and 2009, respectively. Amortization expense associated with software under capital lease was $0.6, $0.7 and $0.7 million for the three years ended December 31, 2007, 2008 and 2009, respectively.

Intangible Assets, Net

Intangible assets consist of technology acquired in January 2007 (see Note 3). Amortization of these acquired intangible assets is calculated on a straight-line basis over the estimated useful life of three years.

As of December 31, 2008 and 2009, our intangible assets consisted of the following components:

	December 31,
	2008	2009
	(In thousands)
Acquired technology	$15,203	$15,203
Less: accumulated amortization	(9,843)	(14,792)

Intangible assets, net	$5,360	$411

Amortization expense associated with intangibles was $4.7, $5.1 and $4.9 million for the years ended December 31, 2007, 2008 and 2009, respectively. The remaining $0.4 million of net intangible assets will be recorded as amortization in the year ended December 31, 2010.

Accrued Expenses and Other Current Liabilities

As of December 31, 2008 and 2009, the Company’s accrued expenses and other current liabilities consisted of the following components:

	December 31,
	2008	2009
	(In thousands)
Accrued payroll	$778	$1,356
Refundable deposits related to unvested stock options exercised early	79	44
Current portion of long-term debt	101	—
Accrued expenses	1,460	3,076

Total accrued expenses and other current liabilities	$2,418	$4,476

3. Aspendos Communications, Inc.

On January 31, 2007, the Company acquired certain assets of Aspendos Communications, Inc. (“Aspendos”), a privately held company headquartered in Santa Clara, California.

The aggregate purchase price of $16.1 million consisted of cash consideration of $2.6 million, mandatorily redeemable preferred stock valued at $13.4 million and direct acquisition costs of approximately $0.1 million. The acquisition included developed technology related to radio frequency power amplification.

The total purchase price was allocated to the identifiable assets based on their estimated fair value as follows:

(In thousands)
Cash	$682
Property and equipment	185
Developed technology	15,203

Total purchase price	$16,070

The value assigned to the developed technology was based upon future discounted cash flows related to the projected income streams. Factors considered in estimating the discounted cash flows to be derived from the existing technology included risks related to the characteristics and applications of the technology, existing and future markets and an assessment of the age of the technology within its life span.

4. Debt

On December 2, 2009, the Company signed a $7.5 million line of credit with Silicon Valley Bank (SVB) to support working capital needs. Borrowings under the facility are collateralized by the Company’s working capital and are to be repaid at the termination of the facility. The interest rate varies under the line of credit from the greater of 4% or the bank’s prime lending rate, to the greater of 4% or the bank’s prime lending rate, plus 0.25% depending on the Company’s adjusted quick ratio. As of December 31, 2009, there were no outstanding borrowings under this line of credit. This line of credit was originally set to expire in December 2010 and the Company extended it to July 2011.

The equipment line of credit agreement imposes various limitations on the Company, including its ability to: (i) transfer all or any part of its business or properties, merge or consolidate, or acquire all or substantially all of the capital stock or property of another company; (ii) engage in a new business; (iii) pay dividends or make any other distribution on or purchase of, any of its capital stock; and (iv) make investments in other companies. The agreement also contains certain customary representations and warranties, covenants, notice and indemnification provisions, and events of default, including changes of control and cross-defaults to other debt. The Company is also required to maintain at all times a tangible net worth of at least $20.0 million, which per the terms of the debt agreement includes mandatorily redeemable preferred stock, plus the sum of 50% of quarterly net income, 50% of issuance of equity and 50% of the principal amount of the proceeds received by the Company in connection with substantiated debt, on a cumulative basis.

On June 20, 2008, the Company signed a $7.5 million line of credit with Comerica Bank to support working capital needs. Any borrowings under the facility were collateralized by the Company’s working capital and any borrowings were to be repaid over 12 months from the date of the draw. The interest rate under the agreement was the bank’s prime rate, plus 1.75%. The Company did not borrow against this line of credit and it expired on September 18, 2009.

On September 6, 2005, the Company signed an equipment line of credit with Silicon Valley Bank (“SVB”) and Gold Hill Venture Lending 03, LP (“Gold Hill”) to borrow up to $1.5 million for the purchase of equipment until the commitment termination date of June 30, 2006 (the “equivalent line of credit”). The Company fully borrowed the $1.5 million under this arrangement through 2006 at interest rates between 7.37% and 8.25%. All outstanding borrowings were fully repaid and the line expired on June 2009. In connection with this agreement, the Company issued warrants to SVB and Gold Hill to purchase Series B mandatorily redeemable preferred stock. The accounting of the warrants is discussed in Note 9.

5. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands, except share and per share amounts)
Numerator:
Net income (loss) available to common and preferred stockholders	$(37,492)	$(32,265)	$40,513
Less: Amount attributable to participating preferred stockholders	—	—	35,607
Less: Amount attributable to common stock subject to repurchase	—	—	253

Net income (loss) attributable to common stockholders — basic	(37,492)	(32,265)	4,653
Add: Amount attributable to participating preferred stockholders	—	—	35,607
Add: Amount attributable to common stock subject to repurchase	—	—	253

Subtotal — Undistributed earnings to be attributable	$(37,492)	$(32,265)	$40,513

Less: Amount attributable to participating preferred stockholders			31,881
Less: Amount attributable to common stock subject to repurchase	—	—	223

Net income (loss) attributable to common stockholders — diluted	$(37,492)	$(32,265)	$8,409

Denominator:
Weighted-average common stock outstanding	5,337,123	5,307,218	8,274,346
Less: Weighted-average unvested common shares subject to repurchase	500,984	261,407	427,042

Weighted-average shares — basic	4,836,139	5,045,811	7,847,304

Effect of potentially dilutive securities:
Add: Weighted-average stock options	—	—	7,542,890
Add: Weighted-average warrants to purchase common shares	—	—	667,768

Adjusted weighted-average shares — diluted	4,836,139	5,045,811	16,057,962

Net income (loss) per share:
Basic	$(7.75)	$(6.39)	$0.59

Diluted	$(7.75)	$(6.39)	$0.52

Net income has been attributed to the common stock, mandatorily redeemable preferred stock and unvested restricted common shares based on their respective rights to share in dividends.

The following weighted-average potentially dilutive securities were excluded from the computation of diluted net income (loss) per share computation as their effect would have been antidilutive:

	Year Ended December 31,
	2007	2008	2009
Options to purchase common stock	2,678,429	2,728,220	5,744,281
Common stock subject to repurchase	500,985	261,407	427,042
Mandatorily redeemable preferred stock (if-converted basis)	16,021,878	16,021,878	53,786,163

Total antidilutive common shares	19,201,292	19,011,505	59,957,486

Unaudited Pro Forma Net Loss per Share

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s mandatorily redeemable preferred stock (using the if-converted method) into 75,636,792 shares of common stock, the conversion of 76,690 shares of mandatorily redeemable common stock into ordinary common stock, and the exercise of a warrant to purchase 1,021,928 shares of common stock as though these transactions had occurred at the beginning of the period presented.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the period indicated:

Year Ended December 31, 2009
(Unaudited)
In thousands, except share and per-share data:
Numerator:
Net loss available to common stockholders	$(16,921)

Net income attributable to common stockholders — basic	$(16,921)

Denominator:
Weighted-average shares used to compute basic net income per share	7,847,304
Pro forma adjustments	76,658,720

Pro forma weighted-average shares — basic and diluted	84,506,024

Pro forma net loss per share:
Basic	$(0.20)

Diluted	$(0.20)

6. Mandatorily Redeemable Preferred Stock

In April 2009, the Company completed a recapitalization pursuant to which each holder of Series A, B, C and D mandatorily redeemable preferred stock (“Prior Series Preferred”), and warrants to acquire preferred stock was given the option to invest in Series A-1 mandatorily redeemable preferred stock (“Series A-1”) at a price of $0.55043 per share. Additionally, in conjunction with the recapitalization, the Company completed a 4-for-1 reverse stock split of all classes of stock existing prior to the recapitalization. As part of the recapitalization, 36,881,188 shares of Series A-1 were issued for aggregate gross proceeds of $20.3 million.

Preferred stock and warrant holders that invested in Series A-1 were permitted to exchange their shares of Series A, B, C and D mandatorily redeemable preferred stock to Series A-2 mandatorily redeemable preferred stock (“Series A-2”) and warrants on a 1-for-4 basis, respectively, provided that the aggregate number of shares of Series A-2 to be issued to all participating investors did not exceed the authorized number of Series A-2 of 38,755,604 shares. Any shares of the Series A, B, C and D mandatorily redeemable preferred stock in excess of the authorized number, were exchanged for common stock on a 1-for-1 basis. Preferred stock and warrant holders that did not invest in Series A-1 had their Series A, B, C and D mandatorily redeemable preferred stock and warrants exchanged for common stock and warrants, respectively on a 1-for-1 basis.

As a result of the recapitalization, in exchange for all then-outstanding shares of preferred stock, the Company issued an aggregate of (i) 38,755,604 shares of its Series A-2 preferred stock and (ii) 6,332,977 shares of the Company’s common stock. Due to the limitation of the number of A-2 shares issuable, 782,896 shares of Prior Series Preferred were exchanged for common stock, along with 5,550,081 shares of Prior Series Preferred shares held by stockholders who opted not to participate in the Series A-1 preferred financing.

The following table presents a summary of the changes in common and preferred stock resulting from recapitalization:

	Pre-Recapitalization
	Common	Series A	Series B	Series C	Series D	Series A-1	Series A-2	Total
Participating preferred stockholders	—	2,929,159	2,531,887	3,068,521	1,942,230	—	—	10,471,797
Non-participating preferred stockholders	—	1,426,250	675,606	675,227	2,772,998	—	—	5,550,081

Total	—	4,355,409	3,207,493	3,743,748	4,715,228	—	—	16,021,878

	Post-Recapitalization
	Common	Series A	Series B	Series C	Series D	Series A-1	Series A-2	Total
Participating preferred stockholders	782,896	—	—	—	—	36,881,188	38,755,604	76,419,688
Non-participating preferred stockholders	5,550,081	—	—	—	—	—	—	5,550,081

Total	6,332,977	—	—	—	—	36,881,188	38,755,604	81,969,769

In conjunction with the recapitalization, warrants to purchase 57,552 shares of preferred stock exchanged for warrants to purchase 57,552 shares of common stock. Also in conjunction with the Series A-1 financing, a warrant to purchase 2,043,857 shares of common stock was issued.

In accordance with authoritative guidance, the Company recorded a gain attributable to the common stockholders on the exchange of the Series A, B, C and D mandatorily redeemable preferred stock into shares of Series A-2 and common stock. The gain of $57.4 million represents the excess of the carrying amount of the Series A, B, C and D mandatorily redeemable preferred stock prior to the recapitalization over the fair value of the Series A-1 and A-2 stock issued to the prior holders of the Series A, B, C and D mandatorily redeemable convertible preferred stock that participated in the recapitalization, net of the cash received of $20.3 million.

The gain on the exchange of the preferred stock in connection with the recapitalization is offset against net loss in determining the net loss attributable to common stockholders for purposes of computing earnings per share. The respective fair values of shares of Series A-1, A-2 and common stock were determined by the Company’s board of directors after reviewing a variety of factors (See Note 8).

The carrying value of $61.2 million of the 6,332,977 shares of preferred stock that were exchanged for common stock was reclassified from preferred stock to common stock and additional paid-in capital upon the exchange.

The rights, privileges and restrictions of holders of Series A-1 and Series A-2 are set forth in the Company’s Amended and Restated Certificate of Incorporation and are summarized as follows:

Dividend Rights

The holders of Series A-1 and Series A-2, in preference to the holders of common stock, are entitled to noncumulative dividends when and if declared by the board of directors at the rate of 8% of the applicable original issue price per annum. Original issue prices of Series A-1 and Series A-2 are $0.55043 and $1.16112, respectively.

Liquidation

The holders of Series A-1 have liquidation preference equal to (1.75x) the original issue price over the Series A-2 holders and common stockholders. After the payment of the Series A-1 liquidation preference, Series

A-2 holders have liquidation preference over the common holders at an amount per share equal to the quotient of (i) $45,000,000, divided by (ii) the total number of shares of Series A-2 outstanding at the time of such liquidation event.

After the payment of the full liquidation preferences amounts required to be paid, the remaining assets available will be distributed pro rata among the holders of common stock, the Series A-1 and Series A-2 as if all the shares had been converted to common stock immediately prior to the liquidation event. Each holder of Series A-1 and Series A-2 shall not receive aggregate amount per share of Series A-1 and Series A-2 that is greater than the sum of $2.20172 plus an amount equal to all declared and unpaid dividends.

Deemed Liquidation

A deemed liquidation of the Company shall be deemed to have occurred upon (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the capital stock of the Company immediately prior to such consolidation, merger, or reorganization, represents less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization or any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; and (ii) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company.

Each holder of Series A-1 and Series A-2 is entitled to receive, for each share of preferred stock then held, out of the proceeds of such acquisition or asset transfer together with all other assets of the Company legally available for distribution, the amount of cash, securities or other property to which such holder would be entitled to receive in a deemed liquidation. As the redemption feature of the Series A-1 and Series A-2 is not solely within the control of the Company, the Series A-1 and Series A-2 has been presented as mandatorily redeemable preferred stock within the mezzanine of the consolidated balance sheets.

Voting

Each holder of Series A-1 and Series A-2 shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of series preferred could be converted.

As long as 8,417,475 shares of Series A-1 and Series A-2 remain outstanding, the vote of at least a majority of the voting power of the outstanding series preferred, voting together as one class, shall be necessary, including a liquidation of the Company, certain changes to the Company’s charter and bylaws, certain reclassifications of shares, or a merger.

As long as 4,541,906 shares of Series A-1 remain outstanding, the vote of at least 67% of the voting power of the outstanding Series A-1, voting as a separate class, shall be necessary to approve any amendment of the charter of the Company that adversely affects the rights, preferences and privileges of the Series A-1.

As long as 10,000,000 shares of Series A-1 remain outstanding, the holders of Series A-1 are entitled to elect, voting as a separate class, one director of the Company. As long as 10,000,000 shares of Series A-2 remain outstanding, the holders of Series A-2 are entitled to elect, voting as a separate class, two directors of the Company. The holders of common stock, voting as a separate class, are entitled to elect two directors of the Company.

Conversion Right

Each share of Series A-1 and Series A-2 is convertible, at the option of the holders, into one share of common stock. The conversion ratio is subject to adjustment for certain dilutive events, including certain types of stock dividends, stock splits or a combination of these.

Each share of the Series A-1 and Series A-2 will automatically convert at its then effective conversion rate into shares of common stock upon (i) a qualifying public offering, which is the closing of an initial public offering at a price at least equal to four times the Series A-1 original issue price and at least $50 million in gross proceeds, or (ii) upon a vote by the holders of a majority of Series A-1 and Series A-2, voting together as one class, and the holders of a least 67% of the then outstanding shares of Series A-1.

The following tables list the shares of the mandatorily redeemable preferred stock authorized and outstanding for the periods indicated:

As of December 31, 2008:

	Shares		Liquidation Amount	Carrying Value
Series	Authorized	Outstanding
A	17,500,000	4,355,409	$10,453	$10,401
B	13,000,000	3,207,493	9,622	9,566
C	17,000,000	3,743,748	29,950	29,566
D	22,000,000	4,715,228	75,443	75,362

	69,500,000	16,021,878	$125,468	$124,895

As of December 31, 2009:

	Shares		Liquidation Amount	Carrying Value
Series	Authorized	Outstanding
A	4,375,000	—	$—	$—
B	3,250,000	—	—	—
C	4,250,000	—	—	—
D	5,500,000	—	—	—
A-1	45,419,062	36,881,188	35,509	19,875
A-2	38,755,691	38,755,604	45,000	6,201

	101,549,753	75,636,792	$80,509	$26,076

7. Stockholders’ Equity

Stock Split

In April 2009, the Company completed a 4-for-1 reverse stock split. All share data included in the consolidated financial statements and accompanying notes as of December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009 have been adjusted to reflect this stock split.

Amendments to the Certificate of Incorporation

On April 15, 2009, the board of directors also approved amendments to the Certificate of Incorporation increasing the authorized capital from 174,500,000 shares (105,000,000 common stock and 69,500,000 mandatorily redeemable preferred stock) to 248,142,270 authorized capital divided into 146,592,517 common stock and 101,549,753 mandatorily redeemable preferred stock. The mandatorily redeemable preferred stock was further designated into: 45,419,062 Series A-1 mandatorily redeemable preferred stock, 38,755,691 Series A-2 mandatorily redeemable preferred stock, 4,375,000 Series A mandatorily redeemable preferred stock, 3,250,000 Series B mandatorily redeemable preferred stock, 4,250,000 Series C mandatorily redeemable preferred stock and 5,500,000 Series D mandatorily redeemable preferred stock.

Common Stock Reserved for Issuance

The Company has reserved common shares for future issuance as follows:

	December 31,
	2008	2009
Reserved under the Company’s stock option plan (outstanding and available)	3,463,960	29,141,994
Issuance of warrants on common stock	100,928	2,101,409
Conversion of Series A mandatorily redeemable preferred stock	4,355,409	—
Conversion of Series B mandatorily redeemable preferred stock	3,207,493	—
Conversion of Series C mandatorily redeemable preferred stock	3,743,748	—
Conversion of Series D mandatorily redeemable preferred stock	4,715,228	—
Conversion of Series A-1 mandatorily redeemable preferred stock	—	36,881,188
Conversion of Series A-2 mandatorily redeemable preferred stock	—	38,755,604

	19,586,766	106,880,195

Stock options granted under the Company’s 2003 Equity Incentive Plan (the “U.S. Plan”) provide employee stock option holders the right to exercise unvested stock options. These unvested shares are subject to repurchase by the Company at the lesser of the original issuance price or the fair value of the underlying share at the time of repurchase in the event the optionee’s employment is terminated either voluntarily or involuntarily. Such unvested shares are recorded as a liability on the balance sheet and reclassified into equity as the shares vest.

8. Equity Incentive Program

Stock Option Plans

Under the Company’s U.S. Plan non-statutory stock options may be granted to employees and consultants, incentive stock options to employees and restricted stock units to employees. Stock options and restricted stock units have a term no greater than ten years. Non-statutory stock options are exercisable at a price not less than 85% of the fair value of the stock at the date of grant, as determined by its board of directors, unless they are granted to an individual who owns greater than 10% of the voting rights of all classes of stock, in which case the exercise price shall be no less than 110% of the fair value. Incentive stock options are exercisable at a price no less than 100% of fair value of the stock at the date of grant, as determined by its board of directors, except when they are granted to an employee who owns greater than 10% of the voting power of all classes of stock, in which case they are exercisable at a price not less than 110% of fair value. Typically, U.S. Plan equity grants vest over four years with cliff vesting for the first year and monthly vesting for the remaining three years. As of December 31, 2009, 11,357,368 shares were available for issuance under the U.S. Plan.

Our 2004, 2005 and 2006 Equity Incentive Plans for India Residents (referred to together as the “India Plan”) provides for the issuance of stock options to the Company’s employees and consultants of its subsidiary in India. Stock options have terms no greater than ten years. Typically, grants under the India Plan vest monthly over four years. The cumulative shares available for issue under the India Plan are reduced from the shares reserved for issuance under the U.S. Plan and represent 1,900,756 shares as of December 31, 2009.

Employees who received grants under the U.S. Plan have the right to early-exercise unvested stock options, subject to rights held by the Company to repurchase unvested shares at their original purchase price in the event of termination of employment. During the year ended December 31, 2009, 34,938 nonvested forfeited shares were repurchased. As of December 31, 2009, there were 1,008,570 nonvested shares subject to the Company’s repurchase rights.

The following table presents information with respect to common stock subject to repurchase as a result of employees exercising unvested stock options for the periods presented:

	Number of Shares	Weighted Average Exercise Price
Unvested shares at December 31, 2006	1,079,143	$0.28
Exercised unvested stock options	421,357	1.68
Vested	(794,011)	0.72
Repurchased	(68,099)	0.52

Unvested shares at December 31, 2007	638,390	0.68
Exercised unvested stock options	2,500	5.60
Vested	(323,438)	0.72
Repurchased	(194,142)	0.76

Unvested shares at December 31, 2008	123,310	0.68
Exercised unvested stock options	1,022,653	0.05
Vested	(102,455)	0.78
Repurchased	(34,938)	0.40

Unvested shares at December 31, 2009	1,008,570	$0.04

The stock option activity is as follows:

		Outstanding Stock Options
	Shares Available for Grant	Number of Stock Options	Weighted Average Exercise Price
Balance, December 31, 2006	342,234	2,793,186	$1.32
Additional stock options reserved	562,500	—	—
Granted (weighted average grant date fair value was $3.82)	(903,062)	903,062	4.92
Exercised	—	(722,176)	1.20
Repurchased	68,905	—	—
Canceled	410,285	(410,285)	2.20

Balance, December 31, 2007	480,862	2,563,787	2.48
Additional stock options reserved	275,000	—	—
Granted (weighted average grant date fair value was $3.61)	(852,387)	852,387	5.60
Exercised	—	(49,915)	1.72
Repurchased	194,142
Canceled	473,546	(473,546)	1.72

Balance, December 31, 2008	571,163	2,892,713	3.28
Additional stock options reserved	27,855,938	—	—
Granted (weighted average grant date fair value was $0.04)	(15,714,911)	15,714,911	0.04
Repurchased	34,938	—	—
Exercised	—	(2,212,842)	0.05
Canceled	510,996	(510,996)	2.09

Balance, December 31, 2009	13,258,124	15,883,786	$0.04

	Stock Options Outstanding at December 31, 2009			Stock Options Exercisable at December 31, 2009
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price
$0.04	15,878,786	9.14	$0.04	13,038,702	9.14	$0.04
1.60	5,000	7.04	1.60	5,000	7.04	1.60

	15,883,786			13,043,702

The Company’s vested or expected to vest stock options and exercisable stock options as of December 31, 2009 are summarized below:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Vested or expected-to-vest stock options	14,843,703	$0.04	9.14	$27,007
Exercisable stock options	13,043,702	0.04	9.09	23,731

The intrinsic value of exercisable and expected-to-vest stock options is calculated based on the difference between the exercise price and the fair value of the Company’s common stock as of the balance sheet date. The intrinsic value of exercised stock options is calculated based on the difference between the exercise price and the fair value of its common stock as of the exercise date. The intrinsic value of exercised stock options was $0.5, $0.2 and $1.1 million for the years ended December 31, 2007, 2008 and 2009, respectively.

The following table presents information with respect to stock options granted during the year ended December 31, 2009:

	Number of Shares Subject to Stock Options Granted	Exercise Price Per Share	Fair Value of Common Stock Stock Per Share
Date of Issuance
June 23, 2009	15,714,911	$0.04	$0.04

Stock options granted in June 2009 were priced at $0.04 based on the determination of fair value by the Company’s board of directors on the date of grant. This price was based on a consideration of objective and subjective factors.

On June 5, 2009, the board of directors approved a reduction to the exercise price of all outstanding vested and unvested employee stock options to an exercise price per share of $0.04 following the significant decline in the Company’s market value based on the current fair value of the Company’s common stock. All other terms of the stock options remained unchanged. The Company has accounted for this re-pricing as a modification in accordance with authoritative guidance. The weighted average exercise price of stock options outstanding before the modification was $3.28 per share and the incremental fair value of the modified stock options was immaterial.

Valuation Assumptions

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2007	2008	2009
Risk free interest rate	3.38% to 4.75%	2.88% to 3.50%	3.19%
Expected term	6 years	6 years	6 years
Expected dividend yield	0%	0%	0%
Expected volatility	70%	70%	75%

The Company based expected volatility on the historical volatility of a peer group of publicly traded entities in the same industry over a period equal to the expected terms of the stock options as it did not have a sufficient trading history to use the volatility of its own common stock. The expected term of stock options represents the period that its stock options are expected to be outstanding. Given the limited history to estimate the expected terms of stock options granted to the various employee groups, it used the “simplified” method as provided by the Securities and Exchange Commission. The “simplified” method is calculated as the average of the time-to-vesting and the contractual life of the stock options. The risk-free interest rate for the expected term of the stock option is based on the U.S. Treasury Constant Maturity rate as of the date of grant. The expected dividend yield is zero as the Company has not historically paid cash dividends and it does not anticipate paying any cash dividends in the foreseeable future. In addition, forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures are different from those estimates. The Company recognizes compensation expense only for the portion of stock options that are expected to vest.

The stock options were granted with an exercise price equal to the estimated fair value of the underlying common stock as determined by the Company’s board of directors. In the absence of a public trading market, the Company’s board of directors considered numerous objective and subjective factors, including information provided by an outside valuation firm to determine its best estimate of the fair value of the Company’s common stock as of each valuation date. The common stock valuations were based primarily on income approach, which was used to estimate the total enterprise value of the Company.

The income approach quantifies the present value of the future cash flows that management expects to achieve from continuing operations. These future cash flows are discounted to their present values using a rate corresponding to the Company’s estimated weighted average cost of capital. The Company’s weighted average cost of capital is calculated by weighting the required return on interest-bearing debt and common equity capital in proportion to their estimated percentages in the Company’s capital structure.

Stock-Based Compensation

The following table presents stock-based compensation expense included in the Company’s consolidated statements of operations as follows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Cost of revenue	$237	$58	$62
Research and development	1,931	2,205	2,139
Sales, general and administrative	1,206	1,118	1,280

Stock-based compensation expense	$3,374	$3,381	$3,481

As of December 31, 2009 there was $2.6 million of unrecognized stock-based compensation expense related to stock options granted under the U.S. Plan and India Plan. The unrecognized compensation expense is expected to be recognized over a weighted-average period of 1.8 years. Capitalizable stock-based compensation expense capitalizable within inventory was immaterial at December 31, 2008 and 2009.

9. Warrants

The following table presents a summary of common stock warrants for the periods indicated:

	December 31, 2008		December 31, 2009		Price	Expiration
	Vested Shares	Unvested Shares	Vested Shares	Unvested Shares
November 2004	13,928	—	13,928	—	$2.70	(1)
September 2005	24,500	—	6,124	—	7.35	(1)
August 2005	25,000	—	25,000	—	3.00	August 2012
August 2005	12,500	—	12,500	—	8.00	August 2012
January 2006	6,250	—	—	—	8.00	July 2009
January 2006	18,750	—	—	—	0.28	January 2009
December 2009	—	—	1,021,928 (2)	1,021,929 (3)	0.01	(4)

	100,928	—	1,079,480	1,021,929

(1)	Later of ten years from issuance or seven years from date of initial public offering.
(2)	Exercised at a price of $0.01 per share on March 31, 2010.
(3)	The unvested shares subject to the warrant shall expire if a qualified business arrangement is not consummated between the warrant holder and the Company prior to the earlier of (a) consummation of an initial public offering or (b) July 31, 2010.
(4)	Terminates upon the earlier of (a) consummation of an initial public offering or (b) April 16, 2016.

In November 2004, the Company agreed to issue warrants to purchase Series A mandatorily redeemable preferred stock with an exercise price of $2.70 per share pursuant to a loan and security agreement with SVB. The number of shares of common stock issuable under the warrant issued was based upon the amounts borrowed by it under the line of credit. In 2004 and 2005, the Company issued warrants to purchase approximately 10,125 and 3,803 shares of Series A mandatorily redeemable preferred stock, respectively. In April 2009, the mandatorily redeemable preferred stock warrants were exchanged for common stock warrants during the recapitalization. At December 31, 2009, there were 13,928 warrants outstanding to purchase common stock held by SVB. The warrants expire at the date which is the later of ten years from the original date of issue (prior to their exchange for common stock warrants) or seven years from the date of the Company’s initial public offering.

At December 31, 2009, there were warrants outstanding to purchase 6,124 shares of common stock held jointly by SVB and Gold Hill Venture Lending 03, LP (“Gold Hill”). In September 2005, the Company agreed to issue warrants to purchase Series B and Series C mandatorily redeemable preferred stock pursuant to an equipment line of credit agreement with SVB and Gold Hill (see Note 4). The number of shares of common stock issuable under the warrants was based upon the amounts borrowed by the Company under the line of credit and the price was set at fair value on the date of borrowing. The Company borrowed against the line and warrants to purchase 6,124 shares of Series B mandatorily redeemable preferred stock were issued to SVB and Gold Hill at a price of $7.35 per share in 2006. These warrants include a net issue election whereby, if the fair value of the Series B mandatorily redeemable preferred stock is greater than the purchase price, the holders can elect to receive shares of mandatorily redeemable preferred stock equal to the value of the warrant. In April 2009, the mandatorily redeemable preferred stock warrants were exchanged for common stock warrants during the recapitalization. The warrants expire at the date which is the later of ten years from the date of issue (prior to their exchange for common stock warrants) or seven years from the date of its initial public offering.

At December 31, 2009 there were warrants to purchase 37,500 shares of the Company’s common stock held by Lighthouse Capital Partners L.P (“Lighthouse”). In August 2005, the Company agreed to issue warrants to Lighthouse to purchase: (1) 25,000 shares of Series B mandatorily redeemable preferred stock at a price of $3.00 per share pursuant to a loan and security agreement to borrow up to $5.0 million on an as needed basis through

April 2006; and (2) to issue shares in the amount calculated by dividing 2% of the advances borrowed at the purchase price used to issue shares in its next round of financing. In 2005 and 2006 respectively, warrants were issued to purchase 6,250 and 6,250 shares of Series C mandatorily redeemable preferred stock at a price of $8.00 per share. Both warrants carry a net issue election whereby, if the fair market value of the mandatorily redeemable preferred stock is greater than the purchase price, the holders can elect to receive shares of Series B mandatorily redeemable preferred stock equal to the value of the warrant. In April 2009, Series B mandatorily redeemable preferred stock warrants and the Series C mandatorily redeemable preferred stock warrants were exchanged for common stock warrants during the recapitalization. These warrants expire on August 31, 2012.

In October 2005, the Company issued a warrant to purchase 62,500 shares of the Company’s Series C mandatorily redeemable preferred stock at $8.00 per share to New Technology Business Investments in connection with their participation in the Series C mandatorily redeemable preferred stock offering. The warrant expired unexercised in October 2008.

In January 2006, the Company issued a warrant to an investor for the purchase of up to 125,000 shares of its Series C mandatorily redeemable preferred stock. Under the terms of the warrant, the investor earned the right to purchase mandatorily redeemable preferred stock based on its achievement of specific milestones. In November 2007, the terms of the warrant were amended resulting in 6,250 shares of the Company’s Series C mandatorily redeemable preferred stock being issued to the investor with a release of all claims to shares earned under the original agreement. In April 2009, this mandatorily redeemable preferred stock warrant was converted to a common stock warrant during the recapitalization. The warrant expired unexercised in July 2009.

The warrant was issued in January 2006 to an investor for the purchase of up to 125,000 shares of the Company’s common stock at $0.28 per share if the Company failed to meet specific milestones. In 2006, the Company met the first milestone and 37,500 shares under the warrant expired. In November 2007, the Company signed an amended agreement to give the investor warrants for a total of 18,750 shares of its common stock and released all claims to the remaining shares. In January 2009, the investor exercised its warrants to purchase 18,750 shares of common stock.

In conjunction with the Company’s Series A-1 financing in April 2009, the Company issued a warrant to a Series A-1 investor to purchase 2,043,857 shares of the Company’s common stock at an exercise price of $0.01 per share. The Company estimated the fair value of the warrant to be a negligible amount at the date of grant using the Black-Scholes option pricing model with the following assumption: common stock fair value of $0.04, volatility of 68%, contractual life of seven years, a risk free interest rate of 2.7% and probability of the unvested shares subject to the warrant becoming vested of 90%. On December 31, 2009, 1,021,928 shares and 1,021,929 shares subject to the warrant were vested and unvested, respectively. On March 31, 2010, the Series A-1 investor exercised its vested warrants. The unvested shares subject to the warrant shall expire if a qualified business arrangement is not consummated between the warrant holder and the Company prior to the earlier of (1) consummation of an initial public offering or (2) July 31, 2010.

10. Income Taxes

The following table presents the provision (benefit) for income taxes for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Current provision:
U.S. federal income taxes	$—	$(16)	$(45)
U.S. state income taxes	2	2	2
Foreign income taxes	410	267	193

Total	412	253	150

Deferred provision:
U.S. federal income taxes	—	—	—
U.S. state income taxes	—	—	—
Foreign income taxes	(258)	(202)	(269)

Total	(258)	(202)	(269)

Total provision (benefit) for income taxes	$154	$51	$(119)

The following table presents loss before income taxes for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
U.S. operations	$(38,476)	$(33,128)	$(17,705)
Non-U.S. operations	1,138	914	665

Income (loss) before income taxes	$(37,338)	$(32,214)	$(17,040)

The Company’s actual provision (benefit) for income taxes differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income (loss) as a result of the following:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
Income tax at U.S. federal rate*	$(13,068)	$(11,275)	$14,138
State taxes	2	2	2
Non-U.S. foreign tax differential	(437)	(296)	(321)
Change in statutory rates	—	—	29
Change of valuation allowance	13,256	11,892	6,988
Equity-based expenses	1,069	371	(20,492)
Research and development credits	(652)	(535)	(411)
Non-deductible expenses	(16)	(108)	(52)

Total provision (benefit) for income taxes	$154	$51	$(119)

*	Note that the income tax at the U.S. federal rate of $14.1 million at December 31, 2009 was computed by applying the U.S. federal income tax rate of 35% to the sum of the Company’s loss before income taxes of $17.0 million and gain on exchange of mandatorily redeemable preferred stock in connection with recapitalization of $57.4 million.

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2008	2009
	(In thousands)
Deferred tax assets:
Deferred revenue	$717	$536
Inventories	306	280
Net operating loss carryforwards	41,539	48,575
Other accruals	301	749
Stock-based compensation	1,473	1,926
Tax credits	4,082	4,836

Gross deferred tax assets	48,418	56,902
Tax valuation allowance	(46,490)	(54,816)

Total deferred tax assets	1,928	2,086

Deferred tax liabilities:
Deferred cost of revenue	(83)	—
Property, equipment and intangible assets	(1,435)	(1,385)

Total deferred tax liabilities	(1,518)	(1,385)

Net deferred tax assets (liabilities):	$410	$701

As a multinational corporation, the Company conducts its business in several countries and regions and is subject to taxation in those jurisdictions. The Company is incorporated in the United States with a subsidiary in India. As a result, the Company’s worldwide operating income is subject to varying rates of tax. Dividend distributions received from the Company’s India subsidiary may be subject to local country withholding taxes when, and if, distributed. Deferred tax liabilities have not been recorded on unremitted earnings of the India subsidiary because management’s intent is to indefinitely reinvest any undistributed earnings in the India subsidiary. It is not practicable to determine the amount of the liability if dividends from those subsidiaries were to occur. If management decides to remit these permanently reinvested earnings to the United States in a future period, our provision (benefit) for income taxes may increase materially in that period.

Cumulative undistributed earnings of the India subsidiary for which no deferred taxes have been provided approximated $3.9 million at December 31, 2009.

At December 31, 2009, the Company had net operating loss carryforwards of approximately $119.9 million and $115.1 million for federal and California state income tax purposes, respectively.

The federal net operating losses will expire from 2023 to 2029. The California net operating losses will expire from 2013 to 2019.

At December 31, 2009, the Company had federal and California state research and development credit carryforwards of approximately $3.4 million and $3.6 million, respectively. For U.S. federal tax purposes, the R&D credit provision expired as of December 31, 2009.

The federal research credit will expire from 2024 to 2029. The California credits can be carried forward indefinitely. These net operating losses and research credits are subject to limitations of Sections 382 and 383 of the Internal Revenue Code.

As of December 31, 2008 and 2009, the Company had deferred tax assets (net of deferred tax liabilities) before valuation allowance, of $46.9 million and $55.5 million, respectively.

Each reporting period, the Company must also make judgments whether the deferred tax assets will be recovered from future taxable income. A valuation allowance has been established for deferred tax assets which the Company does not believe meet the “more likely than not” criteria. The Company’s judgments regarding future taxable income may change due to changes in market conditions, changes in tax laws, tax planning strategies or other factors. If the Company’s assumptions and consequently its estimates change in the future, the valuation allowances the Company has established may be increased or decreased, resulting in a respective increase or decrease in income tax expense. The Company’s effective tax rate is highly dependent upon the geographic distribution of the Company’s worldwide earnings or losses, the tax laws and regulations in each geographical region, the availability of tax credits and carryforwards and the effectiveness of the Company’s tax planning strategies.

Utilization of the net operating loss and research credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the U.S. Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of the net operating loss and research credit carryforwards before utilization. Based on the company’s analysis of section 382, the company’s net operating loss and R&D credit carryforwards are subject to certain limitations. However, the limitations would not result in expiration of the net operating loss and research credit carryforwards before utilization; therefore, no adjustment to the deferred tax assets was necessary.

In 2004, the Company was granted an income tax holiday for its research and development facility in India. In May 2007, the Government of India adopted the Indian Finance Act 2007, effective April 1, 2007, that imposed a minimum alternative tax (“MAT”), currently 10%, on Indian companies that have book profits but no tax profit which could be for various reasons, including tax holidays, tax deductions or significant depreciation. Any MAT paid will be used as a credit against corporate income taxes payable after expiration of the tax holiday and can be carried forward for a maximum period of 10 years. The tax holiday allows for tax-free operations through March 2011 followed by operations at a full statutory rate of 33.99% for periods thereafter.

As a result of the tax holiday in India, the Company’s net income was higher by $0.2 million ($0.01 per share), $0.3 million ($0.06 per share), and $0.4 million ($0.08 per share), for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective January 1, 2007, the Company adopted the provisions of authoritative guidance on accounting for uncertainty in income taxes. The implementation did not result in a material adjustment to the liability for unrecognized income tax benefits.

At the adoption date of January 1, 2007, the Company had approximately $1.7 million of unrecognized tax benefits, of which $0.1 million would affect the Company’s effective tax rate if recognized.

As of December 31, 2009, the Company had approximately $3.3 million in unrecognized tax benefits, of which $0.3 million would affect the Company’s effective tax rate if recognized.

The following table sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	December 31,
	2007	2008	2009
	(In thousands)
Beginning balance	$1,721	$2,425	$2,954
Gross increase for tax positions of current year	704	529	318
Gross increase for tax positions of prior years	—	—	—
Settlements	—	—	—
Lapse of statute of limitations	—	—	—

Ending balance	$2,425	$2,954	$3,272

In addition, consistent with the provisions of authoritative guidance regarding uncertain tax positions, the Company classified $0.3 million and $0.1 million of income tax liabilities as current “taxes payable” and “taxes payable, long-term,” respectively, in the consolidated balance sheets as of December 31, 2009.

The Company recognizes interest and penalties related to uncertain income tax positions in income tax expense. As of December 31, 2009, the Company had approximately $0.1 million of accrued interest and penalties related to uncertain tax positions.

For the years ended December 31, 2007, 2008, and 2009, the Company recorded $0.02 million, $0.03 million, and $0.04 million of interest expense and penalties related to uncertain tax positions, respectively.

The Company files US, state, and foreign income tax returns in jurisdictions with varying statutes of limitations. The tax years ended December 31, 2004 through 2009 remain subject to examination by federal tax authorities, and also remain subject to examination by state tax authorities. In significant foreign jurisdictions, tax years ended December 31, 2005 through 2009 generally remain subject to examination by tax authorities. There is one ongoing tax examination on the India entity for the tax year ended December 31, 2007.

The Company’s India subsidiary has been audited for the tax years ended March 31, 2005 and 2007. The tax authority has issued an assessment for the tax year ended March 31, 2005, and the Company has filed an appeal to protest the assessment. The Company believes that an adequate provision has been made for any adjustment that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issue addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision (benefit) for income taxes in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months.

11. Segment Reporting

The Company operates in one reportable segment, which consists of one operating segment, the development and sale of 4G-WiMAX wireless and broadband solutions. The Company’s Chief Executive Officer, who is considered to be the chief operating decision maker, manages the Company’s operations on a consolidated basis and reviews financial information presented on a consolidated basis, accompanied by information about revenue by customer and geographic region.

Revenue by geographic region is classified based on the billing location of the customer. Substantially all of the Company’s long-lived assets are located in the United States.

Revenue by geographic region:

	Year Ended December 31,
	2007	2008	2009
	(In thousands)
U.S.	$4,393	$2,426	$359
China	1,256	4,589	8,490
Taiwan	2,230	3,680	31,002
Japan	5,800	2,407	3,301
All others	221	783	501

Total	$13,900	$13,885	$43,653

12. Commitments and Contingencies

The Company leases its facilities under operating lease agreements. The Company’s leased facilities include its headquarters in Santa Clara, California, a research center in Irvine, California, a sales office in Japan and a research center in Bangalore, India. The leases expire at various dates between February 2011 and May 2012. The Company also acquired certain design automation software licenses under capital leases.

Future payments required under these commitments at December 31, 2009 were as follows:

		Other Commitments
Year Ending December 31,	Technology License Obligations Under Capital Lease	Facilities- Under Operating Leases	Non-Cancelable Purchase Obligations	Total
2010	$1,160	$653	$4,585	$6,398
2011	1,114	481	228	1,823
2012	1,114	244	228	1,586
2013	278	175	57	510
2014	—	200	—	200
Thereafter	—	—	—	—

Total future minimum payments	$3,666	$1,753	$5,098	$10,517

Less: Interest at 10%	(558)

Present value of minimum lease payments	3,108

Less: Current portion	(988)

Long-term portion	$2,120

The technology license obligations under capital lease represent future cash payments for design automation software licenses which are used in the design of the Company’s products.

Facilities under operating leases represent facilities in India, Santa Clara, Irvine and Japan. The India research center lease is for five years and terminates in 2012. The leases for the Santa Clara headquarters and the Irvine research center are for five years and three years, respectively, and both terminate in 2011. The Japan sales office is a month-to-month lease. Rent expense incurred under facilities operating leases was $0.7 million, $0.7 million and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively.

Non-cancelable purchase obligations consist primarily of inventory purchase obligations with the Company’s foundry vendor of approximately $4.2 million and maintenance fees the Company is committed to pay under software licenses.

13. Related Party Transactions

The Company considers an entity to be a related party if it owns more than 10% of its total voting stock at the end of the year or if an officer or employee of an entity also serves on the board of directors.

At December 31, 2008 and 2009, Intel Capital Corporation owned 3.5% and 16.7% of the Company’s total voting stock, respectively and held warrants to purchase an additional 25,000 and 2,043,857 shares of common stock, respectively. There were no material operating expenses incurred, or amounts due to or from Intel Capital Corporation during and at the end of the years ended December 31, 2008 and 2009.

Dr. Arogyaswami Paulraj, who is the Company’s Chief Technology Officer, serves as a member of the board of directors at ICOMM Tele LTD. (“ICOMM”). There was negligible deferred revenue related to ICOMM as of December 31, 2008. Deferred revenue related to ICOMM was approximately $1.0 million as of December 31, 2009. There was no receivable balance due from ICOMM as of December 31, 2008. There was a receivable balance due from ICOMM of $1.0 million as of December 31, 2009. ICOMM is given 180 day payment terms and revenue is deferred until cash is received because of these extended payment terms.

Lip-Bu Tan, who is one of the Company’s board members, became the Chief Executive Officer of Cadence in 2009. In December of 2009, the Company entered into several software license and maintenance agreements with Cadence Design Systems, Inc. (the “Cadence Agreements”). The Cadence Agreements have substantially similar terms as other license agreements with other third parties for similar technology. The Company recorded $2.9 million of software purchased under a capital lease in the year ended December 31, 2009.

In addition to the related party transactions noted above, during the years ended December 31, 2007, 2008 and 2009, the Company sold to, provided services to or purchased from, Gemtek Technology Co., LTD., Motorola, Inc, NEC Corporation of America, Samsung Electronics America, Inc. and TSMC North America, each of which is an investor in the Company owning less than 5% of the voting stock. For the years ended December 31, 2007, 2008 and 2009, the Company’s total revenue from transactions with these parties (for the portion of such period that they were considered related) were $7.7 million, $2.4 million and $26.4 million, respectively. In addition, for the years ended December 31, 2007, 2008 and 2009, the Company’s total purchases from these parties (for the portion of such period that they were considered related) were approximately $3.4 million, $5.0 million and $21.5 million, respectively. The Company had no receivable balance from these parties at December 31, 2008, and had a receivable balance from these parties of $4.8 million at December 31, 2009. Management believes that such transactions are at arm’s-length and on similar terms as would have been obtained from unaffiliated third parties.

14. Subsequent Events

In March 2010, the Company entered into a technology licensing agreement with a third party to license $9.5 million in software licenses and intellectual property to be used in research and development of future products. The approximate timing of installment payments under the agreement are $5.7 million in 2010 and $3.8 million in 2011.

In March 2010, the Company extended the expiration of its line of credit with SVB to July 2011, which was originally scheduled to expire in December 2010.

In March 2010, a stockholder exercised all vested portions of its warrant to acquire 1,021,928 shares of common stock.

In March 2010, the Company’s board of directors approved the filing of a registration statement with the SEC for an initial public offering of the Company’s common shares, as well as the adoption of the Company’s 2010 Equity Incentive Plan and 2010 Employee Stock Purchase Plan to become effective upon the effectiveness of the offering.

The Company has performed an evaluation of subsequent events through April 2, 2010, which is the date the consolidated financial statements were issued.

             Shares

Beceem Communications Inc.

Common Stock

Prospectus

Joint Book-Running Managers

J.P. Morgan               Barclays Capital

Thomas Weisel Partners LLC	Needham & Company, LLC

                    , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the Nasdaq filing fee. Except as otherwise noted, all the expenses below will be paid by Beceem.

Item	Amount
SEC Registration fee		$7,130
FINRA filing fee		10,500
Initial Nasdaq listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. Our amended and restated certificate of incorporation to be in effect upon the completion of this offering eliminates the liability of our directors for monetary damages to the fullest extent permitted under the Delaware General Corporation Law. Our amended and restated bylaws to be in effect upon completion of this offering require us to indemnify our directors and executive officers to the maximum extent not prohibited by the Delaware General Corporation Law or any other applicable law and allow us to indemnify other officers, employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law.

We have entered, intend to continue to enter, into indemnification agreements with our directors and executive officers, whereby we have agreed to indemnify our directors and executive officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Beceem, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Beceem. At present, there is no pending litigation or proceeding involving a director or officer of Beceem regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933 and the Securities Exchange Act of 1934 that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us, our officers and directors against liabilities under the Securities Act of 1933, as amended.

ITEM 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2007 through March 15, 2010 and gives effect to the one-for-four reverse stock split effected April 15, 2009:

(a)	Between January 1, 2007 and March 15, 2010, we granted stock options and/or restricted stock awards to purchase 18,922,011 shares of common stock at an average exercise price of $0.33551 per share to employees, consultants and directors pursuant to our 2003 Equity Incentive Plan, 2004 Equity Incentive Plan for Indian Residents, 2005 Equity Incentive Plan for Indian Residents, 2006 Equity Incentive Plan for Indian Residents and 2009 Equity Incentive Plan for Indian Residents. Of these stock options, 1,463,189 shares have been cancelled and/or expired without being exercised, 3,168,796 have been exercised at an aggregate exercise price of $1,063,079 of which 302,230 shares have been repurchased and 17,047,859 remain outstanding.

(b)	In January 2007, we granted a stock option to purchase 3,750 shares of common stock at an exercise price of $1.60 per share to a consultant outside of our 2003 Equity Incentive Plan, 2004 Equity Incentive Plan for Indian Residents, 2005 Equity Incentive Plan for Indian Residents, 2006 Equity Incentive Plan for Indian Residents and 2009 Equity Incentive Plan for Indian Residents.

(c)	In April, May and June 2009, we issued an aggregate of 36,881,188 shares of Series A-1 mandatorily redeemable preferred stock to 49 accredited investors, at $0.55043 per share for an aggregate purchase price of $20,300,512.

(d)	In April 2009, we issued an aggregate of 38,755,604 shares of Series A-2 mandatorily redeemable preferred stock to 46 accredited investors in exchange for Series A mandatorily redeemable preferred stock, Series B mandatorily redeemable preferred stock, Series C mandatorily redeemable preferred stock and/or Series D mandatorily redeemable preferred stock held by such accredited investors.

(e)	In April 2009, we issued an aggregate of 782,896 shares of common stock to 46 accredited investors in exchange for Series A mandatorily redeemable preferred stock, Series B mandatorily redeemable preferred stock, Series C mandatorily redeemable preferred stock and/or Series D mandatorily redeemable preferred stock held by such accredited investors.

(f)	In April 2009, we issued a warrant to purchase 2,043,857 shares of common stock in a strategic transaction to one accredited investor at an exercise price of $0.01 per share.

The offers, sales and issuances of the securities described in Items 15(a) and (b) were deemed to be exempt from registration under the Securities Act under either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(c), (d), (e) and (f) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.

ITEM 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.3†	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1	Reference is made to exhibits 3.1, 3.2, 3.3, and 3.4

4.2*	Form of the Registrant’s Common Stock Certificate

4.3†	Amended and Restated Investor Rights Agreement dated March 31, 2010, by and among the registrant and certain of its security holders

5.1*	Opinion of Cooley LLP

10.1+†	Form of Indemnity Agreement entered into between the registrant and its directors and executive officers

10.2+†	Amended and Restated 2003 Equity Incentive Plan and forms of agreement thereunder

10.3*+	2010 Equity Incentive Plan, to be in effect upon completion of this offering, and forms of agreement thereunder

10.4*+	2010 Employee Stock Purchase Plan, to be in effect upon completion of this offering

10.5+†	Employment Offer Letter between the Registrant and Alan Krock, dated December 11, 2009

10.6+†	Employment Offer Letter between the Registrant and Arogyswami Paulraj, dated September 30, 2005

10.7+†	Employment Offer Letter between the Registrant and David Carroll, dated May 26, 2006

10.8+†	Employment Offer Letter between the Registrant and Lars Johnsson, dated July 26, 2005

10.9†	Lease Agreement, dated April 21, 2006, between the Registrant and Silicon Valley CA-I, LLC, as amended May 19, 2009

10.10†	Lease Deed, dated May 5, 2009, between Beceem Communications Private Limited and Topaz Investments Private Limited

10.11†	Loan and Security Agreement, dated December 2, 2009 between the Registrant and Silicon Valley Bank, as amended March 30, 2010

10.12#	Technology Transfer and Technology License Agreement between Registrant and InterDigital Communications, LLC, dated March 19, 2010

10.13	Lease Deed, dated December 16, 2009, between Beceem Communications Private Limited and Dynasty Developers Private Limited

10.14	Waiver and Second Amendment to Loan and Security Agreement, dated May 5, 2010, between Registrant and Silicon Valley Bank

21.1†	List of Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Cooley LLP (included in exhibit 5.1)

24.1†	Power of Attorney (See page II-6)

*	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

†	Previously filed.

ITEM 17.	Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Beceem Communications Inc. has duly caused this Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California on the 6th day of May, 2010.

Beceem Communications Inc.

By	/s/ Surendra Babu Mandava
Surendra Babu Mandava
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Surendra Babu Mandava Surendra Babu Mandava	President, Chief Executive Officer and Director (Principal Executive Officer)	May 6, 2010

/s/ Alan Krock Alan Krock	Chief Financial Officer (Principal Financial and Accounting Officer)	May 6, 2010

* Kamran Elahian	Director	May 6, 2010

* Arogyaswami Paulraj	Chief Technology Officer and Director	May 6, 2010

* Sam Srinivasan	Director	May 6, 2010

* Lip-Bu Tan	Director	May 6, 2010

*By:	/s/ Surendra Babu Mandava	May 6, 2010
Surendra Babu Mandava
Attorney-in-Fact

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering

3.3†	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering

4.1	Reference is made to exhibits 3.1, 3.2, 3.3, and 3.4

4.2*	Form of the Registrant’s Common Stock Certificate

4.3†	Amended and Restated Investor Rights Agreement dated March 31, 2010, by and among the registrant and certain of its security holders

5.1*	Opinion of Cooley LLP

10.1+†	Form of Indemnity Agreement entered into between the registrant and its directors and executive officers

10.2+†	Amended and Restated 2003 Equity Incentive Plan and forms of agreement thereunder

10.3*+	2010 Equity Incentive Plan, to be in effect upon completion of this offering, and forms of agreement thereunder

10.4*+	2010 Employee Stock Purchase Plan, to be in effect upon completion of this offering

10.5+†	Employment Offer Letter between the Registrant and Alan Krock, dated December 11, 2009

10.6+†	Employment Offer Letter between the Registrant and Arogyswami Paulraj, dated September 30, 2005

10.7+†	Employment Offer Letter between the Registrant and David Carroll, dated May 26, 2006

10.8+†	Employment Offer Letter between the Registrant and Lars Johnsson, dated July 26, 2005

10.9†	Lease Agreement, dated April 21, 2006, between the Registrant and Silicon Valley CA-I, LLC, as amended May 19, 2009

10.10†	Lease Deed, dated May 5, 2009, between the Beceem Communications Private Limited and Topaz Investments Private Limited

10.11†	Loan and Security Agreement, dated December 2, 2009 between the Registrant and Silicon Valley Bank, as amended March 30, 2010

10.12#	Technology Transfer and Technology License Agreement between Registrant and InterDigital Communications, LLC, dated March 19, 2010

10.13	Lease Deed, dated December 16, 2009, between Beceem Communications Private Limited and Dynasty Developers Private Limited

10.14	Waiver and Second Amendment to Loan and Security Agreement, dated May 5, 2010, between Registrant and Silicon Valley Bank

21.1†	List of Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

23.2*	Consent of Cooley LLP (included in exhibit 5.1)

24.1†	Power of Attorney (See page II-6)

*	To be filed by amendment.

+	Indicates management contract or compensatory plan.

#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

† Previously filed.